Exhibit 99.2
CURALEAF HOLDINGS, INC.
Condensed Interim Consolidated Financial Statements (Unaudited)

As of September 30, 2025 and December 31, 2024
and
For the Three and Nine Months Ended September 30, 2025 and 2024
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

Page(s)
Financial Statements:

Condensed Interim Consolidated Balance Sheets (Unaudited) as of September 30, 2025 and December 31, 2024	3

Condensed Interim Consolidated Statements of Operations (Unaudited) for the three and nine months ended September 30, 2025 and 2024	5

Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited) for the three and nine months ended September 30, 2025 and 2024	6

Condensed Interim Consolidated Statements of Temporary Equity and Shareholders’ Equity (Unaudited) for the nine months ended September 30, 2025 and 2024	7

Condensed Interim Consolidated Statements of Cash Flows (Unaudited) for the nine months ended September 30, 2025 and 2024	8

Notes to Condensed Interim Consolidated Financial Statements (Unaudited)	10

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2025 and 2024	66

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(in thousands)

		As of
	Note	September 30, 2025	December 31, 2024
Assets		Unaudited	Audited
Current assets:
Cash and cash equivalents (including restricted cash and cash equivalents)	3	$107,488	$107,226
Accounts receivable, net of allowance for credit losses of $2,612 and $2,722, respectively	7, 26	69,144	66,031
Inventories, net	8	229,123	220,654
Assets held for sale	5, 6	4,284	7,191
Prepaid expenses and other current assets	3	27,231	28,128
Notes receivable - current	9	2,778	451
Total current assets		440,048	429,681
Deferred tax asset		486	401
Income tax receivable		15,738	20,041
Investments and other assets	14, 26	13,119	14,982
Notes receivable - net of current	9	2,908	2,037
Property, plant and equipment, net	10, 12	529,452	546,426
Right-of-use assets, finance lease, net	11	100,291	105,168
Right-of-use assets, operating lease, net	11	112,839	116,519
Intangible assets, net	13	1,033,428	1,085,397
Goodwill	13	634,995	628,884
Total assets		$2,883,304	$2,949,536

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Balance Sheets (Unaudited)
(in thousands)

		As of
	Note	September 30, 2025	December 31, 2024
Liabilities, Temporary equity and Shareholders’ equity		Unaudited	Audited
Current liabilities:
Accounts payable	26	$54,016	$79,129
Accrued expenses	15	105,780	102,188
Income tax payable		19,908	23,414
Lease liabilities, finance - current	11	11,305	10,995
Lease liabilities, operating - current	11	19,361	17,333
Notes payable - current	16	43,693	101,723
Contingent consideration liability - current	4, 26	—	3,310
Deferred consideration liability - current	4	28,956	33,068
Financial obligations - current	12	6,872	7,208
Liabilities held for sale	5, 6	7,166	8,905
Other current liabilities	26	1,977	652
Total current liabilities		299,034	387,925
Deferred tax liability		229,019	244,601
Notes payable - net of current	16	499,964	466,897
Lease liabilities, finance - net of current	11	146,698	150,683
Lease liabilities, operating - net of current	11	102,353	106,192
Uncertain tax position	26	510,219	392,188
Contingent consideration liability - net of current	4, 26	3,687	2,837
Deferred consideration liability - net of current	4	—	2,000
Financial obligations - net of current	12	204,858	201,687
Other long-term liabilities	26	1,242	1,133
Total liabilities		1,997,074	1,956,143

Commitments and contingencies	25

Temporary equity:
Redeemable non-controlling interest contingency	2, 18	71,406	132,179

Shareholders’ equity:
Additional paid-in capital	17	2,344,461	2,237,468
Accumulated other comprehensive loss		(2,210)	(20,080)
Accumulated deficit		(1,527,427)	(1,356,174)
Total shareholders’ equity		814,824	861,214
Total liabilities, temporary equity and shareholders’ equity		$2,883,304	$2,949,536

The accompanying notes are an integral part of the Consolidated Financial Statements (Unaudited) (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Operations (Unaudited)
(in thousands, except for share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2025	2024	2025	2024
Revenues, net:
Retail and wholesale revenues		$315,921	$328,933	$936,710	$1,007,348
Management fee income		4,323	1,597	8,061	4,400
Total revenues, net	24	320,244	330,530	944,771	1,011,748
Cost of goods sold	8, 10, 11	160,503	170,014	477,303	529,863
Gross profit		159,741	160,516	467,468	481,885
Operating expenses:
Selling, general and administrative	20	110,177	106,297	322,678	320,196
Share-based compensation	19	10,294	6,017	23,395	20,369
Depreciation and amortization	10, 11, 13	35,239	38,973	106,253	111,842
Total operating expenses		155,710	151,287	452,326	452,407
Income from continuing operations		4,031	9,229	15,142	29,478
Other income (expense):
Interest income		151	274	489	601
Interest expense	16	(14,376)	(15,085)	(43,184)	(45,240)
Interest expense related to lease liabilities and financial obligations	11, 12	(10,989)	(10,286)	(33,147)	(31,030)
Impairment (loss) recovery	10, 11, 12	(848)	(642)	(3,334)	1,543
Other (expense) income, net	22	(2,277)	4,728	2,565	4,250
Total other expense, net		(28,339)	(21,011)	(76,611)	(69,876)
Loss before provision for income taxes		(24,308)	(11,782)	(61,469)	(40,398)
Provision for income taxes		(30,238)	(32,566)	(98,474)	(104,046)
Net loss from continuing operations		(54,546)	(44,348)	(159,943)	(144,444)
Net (loss) income from discontinued operations	6	(2,138)	1,620	(10,593)	910
Net loss		(56,684)	(42,728)	(170,536)	(143,534)
Less: Net income (loss) attributable to non-controlling interest	2, 18	345	(2,032)	717	(5,674)
Net loss attributable to Curaleaf Holdings, Inc.		$(57,029)	$(40,696)	$(171,253)	$(137,860)

Per share – basic and diluted(2):
Net loss per share from continuing operations⁽¹⁾		$(0.08)	$(0.07)	$(0.25)	$(0.20)
Net loss per share from discontinued operations		—	—	(0.01)	—
Net loss per share attributable to Curaleaf Holdings, Inc.(1)	23	$(0.08)	$(0.07)	$(0.26)	$(0.20)
Weighted average common shares outstanding(2)	23	764,825,622	742,535,355	758,809,812	739,833,334

(1) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders' equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). This adjustment does not affect the Company's reported net loss; however, under ASC 480-10, Distinguishing Liabilities from Equity, the excess redemption value must be included in the calculation of earnings per share - basic and diluted. See Note 2 — Basis of presentation and consolidation and Note 23 — Earnings per share for further details.

(2) As a result of the Company’s net losses from its continuing and discontinued operations for the three and nine months ended September 30, 2025 and 2024, the calculation of diluted net loss per share for each period presented gives no consideration to potentially anti-dilutive securities; and as such, is the same as basic net loss per share for each period presented.

The accompanying notes are an integral part of the Consolidated Financial Statements (Unaudited) (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
(in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Net loss from continuing operations	$(54,546)	$(44,348)	$(159,943)	$(144,444)
Foreign currency translation (loss) gain	(1,771)	11,167	26,227	5,211
Net comprehensive loss from continuing operations	(56,317)	(33,181)	(133,716)	(139,233)
Net comprehensive (loss) income from discontinued operations	(2,138)	1,620	(10,593)	910
Net comprehensive loss	(58,455)	(31,561)	(144,309)	(138,323)
Less: Net comprehensive income (loss) attributable to non-controlling interest	365	2,033	9,074	(4,285)
Net comprehensive loss attributable to Curaleaf Holdings, Inc.	$(58,820)	$(33,594)	$(153,383)	$(134,038)
The accompanying notes are an integral part of the Consolidated Financial Statements (Unaudited) (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Temporary Equity and Shareholders’ Equity (Unaudited)
(in thousands, except for share amounts)

		Redeemable non-controlling interest contingency	Common shares		Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
			Number of Shares
	Note		SVS*	MVS*
Balances as of December 31, 2023		$120,650	639,757,098	93,970,705	$2,204,318	$(1,050)	$(11,875)	$(1,140,751)	$1,050,642
Issuance of shares in connection with acquisitions	4	—	7,134,124	—	32,117	—	—	—	32,117
Acquisition escrow shares returned and cancelled		—	(146,369)	—	(467)	—	—	—	(467)
Foreign currency translation gain		1,388	—	—	—	—	3,823	—	3,823
Exercise of stock options	19	—	75,391	—	156	—	—	—	156
Issuance of SVS* for settlement of RSUs**	19	—	2,662,637	—	—	—	—	—	—
Issuance of SVS* for settlement of PSUs**	19	—	325,248	—	—	—	—	—	—
Reclassifications and revisions		—	—	—	(1,536)	1,050	—	—	(486)
Excess redemption value above carrying value	18	9,371	—	—	—	—	—	(9,371)	(9,371)
Share-based compensation: equity-classified awards	19	—	—	—	20,369	—	—	—	20,369
Net loss		(5,673)	—	—	—	—	—	(137,860)	(137,860)
Balances as of September 30, 2024		$125,736	649,808,129	93,970,705	$2,254,957	$—	$(8,052)	$(1,287,982)	$958,923

Balances as of Balances as of December 31, 2024		$132,179	656,088,216	93,970,705	$2,237,468	$—	$(20,080)	$(1,356,174)	$861,214
Extinguishment of convertible notes by issuance of SVS*	16	—	4,282,596	—	16,500	—	—	—	16,500
Issuance of SVS to settle non-controlling interest	18	(102,114)	6,810,853	—	102,114	—	—	—	102,114
Acquisition related contingent equity consideration	4	—	621,166	—	497	—	—	—	497
Acquisition related deferred equity consideration	4	—	96,052	—	77	—	—	—	77
Foreign currency translation gain		8,357	—	—	—	—	17,870	—	17,870
Exercise of stock options	19	—	1,850,000	—	213	—	—	—	213
Issuance of SVS* for settlement of liability(1)		—	96,052	—	77	—	—	—	77
Issuance of SVS* for settlement of RSUs**	19	—	2,251,304	—	—	—	—	—	—
Issuance of SVS* for settlement of PSUs**	19	—	359,948	—	—	—	—	—	—
Excess redemption value above carrying value	18	32,267	—	—	(32,267)	—	—	—	(32,267)
Share-based compensation: equity-classified awards	19	—	—	—	19,782	—	—	—	19,782
Net income (loss)		717	—	—	—	—	—	(171,253)	(171,253)
Balances as of September 30, 2025		$71,406	672,456,187	93,970,705	$2,344,461	$—	$(2,210)	$(1,527,427)	$814,824

*as defined in Note 1 — Operations of the Company
**as defined in Note 3 — Significant accounting policies
(1) As of June 30, 2025, the Company issued shares to settle a liability stemming from then-outstanding supply obligations.
The accompanying notes are an integral part of the Consolidated Financial Statements (Unaudited) (as defined herein).

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

		Nine months ended September 30,
	Note	2025	2024
Cash flows from operating activities:
Net loss from continuing operations		$(159,943)	$(144,444)
Adjustments to reconcile net loss from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	10, 11, 12, 13	148,548	158,343
Share-based compensation	19	23,395	20,369
Non-cash interest expense		7,034	11,312
Amortization of operating lease right-of-use assets	11	14,821	12,862
Loss (recovery) on impairment	10, 11, 12	3,334	(1,543)
Gain on extinguishment of debt	16, 22	(1,685)	(245)
Loss (gain) on disposal of assets	22	2,550	(1,328)
Loss (gain) on investment	14, 22	1,093	(2,827)
Non-cash adjustments to inventory		(1,549)	(2,970)
Allowance for credit losses	7, 26	1,371	(303)
Deferred taxes		(17,087)	(27,109)
Other non-cash expenses (income)		20	(248)
Foreign exchange (gain) loss	22	(3,764)	(2,151)
Changes in assets and liabilities:
Accounts receivable, net	7, 26	(2,889)	(9,175)
Inventories, net	8	(4,568)	(3,893)
Prepaid expenses and other current assets		1,627	2,845
Income tax receivable		4,305	5,836
Net assets held for sale	5, 6	—	(132)
Investments and other assets	14, 26	1,094	(2,985)
Accounts payable		(25,963)	4,319
Accrued expenses and other liabilities	15	125,456	109,206
Lease liabilities, operating	11	(13,210)	(9,267)
Net cash provided by operating activities from continuing operations		103,990	116,472
Net cash used in operating activities from discontinued operations		(8,607)	(3,068)
Net cash provided by operating activities		95,383	113,404

Cash flows from investing activities:
Purchases of property, plant and equipment	10, 12	(47,861)	(65,558)
Disposals of property, plant and equipment	10, 12	696	1,777
Proceeds from sale of entities	5, 6	—	3,758
Acquisition-related cash payments, net of cash acquired	4	(542)	(4,699)
Purchases of intangibles	13	(420)	(5,325)
Purchase of investments	14	(287)	(366)
Dividend received on investments		165	—
Issuance of notes receivable	9	(3,371)	(100)
Payments received on notes receivables	9	584	326
Net cash used in investing activities from continuing operations		(51,036)	(70,187)
Net cash provided by investing activities from discontinued operations		—	2,345
Net cash used in investing activities		(51,036)	(67,842)

Curaleaf Holdings, Inc.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

		Nine months ended September 30,
	Note	2025	2024
Cash flows from financing activities:
Proceeds from notes payable	16	39,529	6,154
Principal payments on notes payable	16	(58,900)	(42,125)
Payments of debt issuance costs	16	(950)	(454)
Principal payments on finance lease liabilities	11	(7,557)	(6,933)
Principal payments on financial obligations	12	(4,252)	(4,210)
Exercise of stock options	19	213	156
Payments of deferred consideration	4	(9,398)	—
Payments of contingent consideration	4	(3,236)	—
Net cash used in financing activities from continuing operations		(44,551)	(47,412)
Net cash used in financing activities from discontinued operations		—	(107)
Net cash used in financing activities		(44,551)	(47,519)

Net decrease in cash and cash equivalents (including restricted cash and cash equivalents)		(204)	(1,957)
Cash and cash equivalents (including restricted cash and cash equivalents), beginning of period		107,226	91,818
Effect of exchange rate changes on cash and cash equivalents (including restricted cash and cash equivalents)		466	107
Cash and cash equivalents (including restricted cash and cash equivalents), end of period	3	$107,488	$89,968

Non-cash investing & financing activities:
Purchases of property, plant and equipment within accounts payable and accrued expenses	10	$1,927	$11,464
Issuance of SVS* in connection with acquisitions	4	574	32,117
Non-cash proceeds from Note Exchange (as defined herein)	16	7,000	—
Extinguishment of convertible notes by issuance of SVS*	16	16,500	—
Non-cash activity related to failed sale leaseback arrangements	12	7,087	—
Non-cash activity related ROU assets	11	14,547	8,564
Issuance of notes in connection with sale of entities	9	—	2,300
Contingent consideration incurred in connection with acquisitions	4	—	6,352
Deferred consideration incurred in connection with acquisitions	4	985	1,218
Forgiveness of promissory note in connection with acquisition	4	—	7,020
Issuance of SVS* for settlement of liability		77	—
Excess redemption value attributable to non-controlling interest	18	32,267	9,371
Issuance of SVS* to purchase non-controlling interest	18	5,418	—
Non-cash reduction to deferred sale proceeds		120	—
Non-cash reduction to acquisition-related deferred consideration	4	—	3,740

Supplemental disclosure of cash flow information:
Cash paid for taxes		$27,427	$14,824
Cash paid for interest		68,873	53,462
Excess tax benefit from exercise of options		71	23
The accompanying notes are an integral part of the Consolidated Financial Statements (Unaudited) (as defined herein).

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Explanatory Note
Unless otherwise noted or the context otherwise requires, all information provided in the Condensed Interim Consolidated Financial Statements (Unaudited) as of September 30, 2025 and December 31, 2024 and for the three and nine months ended September 30, 2025 and 2024 and the accompanying notes (together, the “Consolidated Financial Statements (Unaudited)”) is given as of September 30, 2025, and references to the “Company” or “Curaleaf” refer to Curaleaf Holdings, Inc. (the “Company”), its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest.
Note 1 — Operations of the Company
The Company is a leading global cannabis company with a diversified portfolio of consumer cannabis and hemp-derived THC products, with a mission to improve lives by providing clarity around cannabis and confidence around consumption.
The Company’s global brand portfolio consists of Adven, Anthem, Curaleaf, Find, Four20 Pharma, Grassroots, Huala, JAMS, Reef and Select.
Domestic Operations:
In the United States (“U.S.”), the Company serves the medical and adult-use cannabis and hemp-derived THC markets through retail and wholesale channels. As of September 30, 2025, the Company’s U.S. operations, conducted by the Company and/or its affiliates, spanned 17 states and included 158 dispensaries, 15 cultivation sites and 20 manufacturing facilities.
International Operations:
The Company’s international operations extend to cultivation, processing, manufacturing and distribution in several key markets:
•Cultivation: The Company operates licensed cultivation facilities in Portugal and Canada.
•Processing and Manufacturing: Pharma-grade cannabis processing and manufacturing facilities are maintained in Germany, Spain, Canada, Portugal and the United Kingdom (“U.K.”).
•Wholesale Distribution: The Company distributes cannabis on a wholesale basis to Australia, New Zealand, the U.K. and various European countries, including Germany, Italy, Poland, the Czech Republic, Switzerland, Sweden and Norway.
•Retail Distribution: In the U.K., the Company operates a medical cannabis clinic and holds a pharmacy license, which enables the direct retail supply of medical cannabis to patients.
The Company’s subordinate voting shares (“SVS”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF”.
The principal business address of the Company is located at 290 Harbor Drive, Stamford, Connecticut 06902. The Company’s registered and records office address is located at Suite 1700-666 Burrard Street, Vancouver, British Columbia, Canada.
Note 2 — Basis of presentation and consolidation
The Consolidated Financial Statements (Unaudited) have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) as issued by the Financial Accounting Standards Board (the “FASB”). The significant accounting policies described in Note 3 — Significant accounting policies have been applied consistently to all periods presented.
Amounts reported in the Consolidated Financial Statements (Unaudited) include estimates and assumptions of management. Actual results could differ from these estimates. In the opinion of management, the financial data presented

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
includes all adjustments necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods presented.
The Consolidated Financial Statements (Unaudited) should be read in conjunction with the audited consolidated financial statements for Curaleaf Holdings, Inc. as of and for the years ended December 31, 2024 and 2023 and the accompanying notes thereto (collectively, the “Annual Financial Statements”) as well as the Company’s annual information form for the year ended December 31, 2024 (the “Annual Information Form”). Copies of the Annual Financial Statements and the Annual Information Form are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
Functional and presentation currency
The Consolidated Financial Statements (Unaudited) are presented in U.S. dollar (“USD”), which is the reporting currency of the Company, unless otherwise noted. The functional currency of the Company and the domestic entities reflected in the Consolidated Financial Statements (Unaudited) is the USD, and the functional currency of each of the Company’s international entities is the currency of the economic environment in which primary operations are conducted. The financial accounts of the Company’s international subsidiaries are translated to USD using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Unrealized gains and losses resulting from foreign currency translation adjustments are recognized within Accumulated other comprehensive loss, which is a component of Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Realized transactional exchange gains and losses are included in Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Basis of measurement
The Consolidated Financial Statements (Unaudited) have been prepared on a going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value, as described herein.
Basis of consolidation
The Consolidated Financial Statements (Unaudited) include all the accounts of the Company, its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest. Historically, the Company has obtained controlling financial interests in entities through management service agreements (“MSAs”) or financing arrangements.
All intercompany balances and transactions have been eliminated in consolidation. See Note 3 — Significant accounting policies.
Non-controlling interests (“NCI”)
NCI in consolidated subsidiaries represent the component of equity in consolidated subsidiaries held by third parties. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and non-controlling interests. However, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value, and the gain or loss triggered by any difference between the carrying value and fair value of the retained interest would be included in Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
NCI with redemption features, such as put and call options, that are not solely within the Company’s control are considered redeemable non-controlling interests (“Redeemable NCI”). Redeemable NCI is considered to be temporary equity and is reported in the mezzanine section between Commitments and contingencies and Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Redeemable NCI is recorded at the greater of the carrying value, which is adjusted for the NCI’s share of net income or loss generated over the reporting period, and the estimated redemption value at the end of the reporting period. In instances where the redemption value of Redeemable NCI is greater than the carrying value (“excess redemption value”) and redemption is at least probable, the Company has elected to immediately recognize the entire excess redemption value as an adjustment to Additional paid in capital on the Condensed Interim Consolidated Balance Sheets (Unaudited). This election provides for a more immediate and transparent reflection of the economic impact associated with changes in redemption value, as opposed to accreting the difference over time.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Change in ownership
Changes in the Company’s ownership interest of a subsidiary with a Redeemable NCI that do not also result in a change in control are accounted for as equity transactions in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). No gain or loss is recognized in earnings within the Condensed Interim Consolidated Statements of Operations (Unaudited). The carrying amount of the Redeemable NCI is adjusted to reflect the revised ownership percentage, and any difference between the consideration paid and the adjustment to the Redeemable NCI is recognized within Additional paid in capital in the Condensed Interim Consolidated Balance Sheets (Unaudited). Adjustments to Accumulated other comprehensive loss attributable to the Redeemable NCI are also reclassified to Additional paid in capital to reflect the Company’s revised ownership interest.
See Note 18 — Redeemable non-controlling interest for further details.
Note 3 — Significant accounting policies
Variable interest entities
The Company consolidates legal entities in which it holds a controlling financial interest. Determining whether it has a controlling financial interest which is defined by ASC 810 as the power to direct the activities of a variable interest entity (“VIE”) that most significantly impact the VIE’s economic performance and the obligation to absorb losses of and the right to receive benefits from the VIE that could be potentially significant to the VIE. See Note 2 — Basis of presentation and consolidation and Note 27 — Variable interest entities for further details about the entities consolidated by the Company under the VIE consolidation model.
Cash and cash equivalents (including restricted cash and cash equivalents)
Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash, with original maturities of three months or less, and cash held at retail locations. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) up to $250,000. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits.
As of September 30, 2025 and December 31, 2024, restricted cash and cash equivalents totaled $14.7 million and $14.2 million, respectively, and consisted of $12.0 million in cash collateralizing the Company’s ABL Facility (as defined in Note 16 — Notes payable), a $2.0 million certificate of deposit collateralizing the Company’s VOWL Note (as defined in Note 16 — Notes payable) and a $0.1 million performance guarantee. The $0.5 million increase from December 31, 2024 is mainly attributable to currency fluctuations, impacting the reported value of the certificate of deposit and earned interest.
Prepaid expenses and other current assets
Prepaid expenses primarily result from advance cash payments made by the Company to its vendors in exchange for goods and services. Upon recognition, the advance payments, measured at cost, are capitalized on the Company’s Condensed Interim Consolidated Statements of Operations (Unaudited) until the related goods are received and/or services performed. As of September 30, 2025 and December 31, 2024, the Company had $22.5 million and $25.0 million, respectively, of Prepaid expenses. Amortization of the Company’s Prepaid expenses, which is based on the passage of time or as the related assets and/or services are expected to be consumed, is recognized within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
As of September 30, 2025 and December 31, 2024, the Company had $4.8 million and $3.0 million, respectively, of Other current assets. Other current assets, which are assets expected to be realized within 12 months of the reporting period, consist primarily of non-income tax receivables and prepaid marketing materials.
Notes receivable
Notes receivable are recognized and measured at amortized cost, which is inclusive of the initial carrying amount adjusted for any subsequent amortization of principal, accretion of paid-in-kind interest and any expected credit losses. Interest

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
income on notes receivable is recognized using the effective interest rate method and recognized within Interest income on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 9 — Notes receivable for further detail.
Allowance for credit losses on financing receivables
Pursuant to ASC 326, Financial Instruments - Credit Losses, the Company recognizes financing receivables, such as accounts receivable and notes receivable, net of an allowance for credit losses, on the Condensed Interim Consolidated Statements of Operations (Unaudited), in order to present the financing receivables at the expected realizable value. The Company’s allowances for expected credit losses reflect the potential uncollectability of its financing receivables, based on historical credit loss information as adjusted for current conditions, reasonable and supportable forecasts and the risk characteristics of specific receivables. If current or expected future economic trends, events or changes in circumstances indicate that specific accounts receivable may not be collectible, further consideration is given to the collectability of those balances, and the allowance for expected credit losses is adjusted accordingly. Changes in circumstances that could result in the establishment of an allowance for expected credit losses include, but are not limited to, (i) a borrower experiencing significant financial difficulty; (ii) a significant delinquency in contractual payments; (iii) a determination that foreclosure on the underlying collateral is probable or (iv) an assessment that repayment will be sourced primarily from the sale of the underlying collateral.
Financing receivables are written off after exhaustive collection efforts occur, and the receivables are deemed uncollectible. The credit loss expense associated with the allowance for expected credit losses is recognized within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
For further detail on the Company’s allowance for credit losses related to its accounts receivable as of September 30, 2025 and December 31, 2024, see Note 7 — Accounts receivable, net. The Company did not recognize an allowance for credit losses on its notes receivable as of September 30, 2025 and December 31, 2024.
Inventories, net
Inventories, including packaging and supplies, are stated at the lower of cost or net realizable value (“NRV”) within Inventories, net on the Condensed Interim Consolidated Balance Sheets (Unaudited). NRV is the estimated selling price in the ordinary course of business less estimated costs to sell.
The Company utilizes a standard costing methodology to value its inventories. Standard costs, which is inclusive of, but not limited to, materials, labor and depreciation expense, are reviewed periodically and adjusted to approximate weighted average cost. Inventoried costs are recognized within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited) upon sale of the associated product.
The Company reviews and recognizes inventory writedowns for inventories that are aged, obsolete, unsellable, not compliant with the Company’s quality standards or that have experienced a decline in carrying value in excess of the respective estimated NRV. Inventory writedowns are presented within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited) and are not reversed in subsequent periods. See Note 8 — Inventories, net for further detail.
Property, plant and equipment, net
Property, plant and equipment is stated at cost less accumulated depreciation and any impairment losses. The Company capitalizes significant expenditures that extend the useful life of its property, plant and equipment and expenses the costs of repairs and maintenance as incurred. Construction in progress is measured at cost and, upon completion and placement in service, is reclassified to the appropriate asset class described in the table below.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s property, plant and equipment is segregated into the following five asset classes:

Asset class	Estimated useful lives(2)
Land	Indefinite life
Information technology	3 years
Machinery and equipment	5-7 years
Furniture and fixtures	5 years
Licenses	5-30 years
Building and improvements(1)	15-39 years

(1) Leasehold improvements are depreciated over the shorter of the asset’s useful life or the remaining lease term.
(2) At each fiscal year-end, the Company reviews the estimated useful lives, residual values and depreciation methods of its Property, plant and equipment and applies any resulting adjustments prospectively.

Depreciation is calculated using the straight-line method to allocate the cost of property, plant and equipment—net of any estimated residual value—over the estimated useful lives. The Company recognizes depreciation expense within Cost of goods sold and Depreciation and amortization on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Property, plant and equipment that is held for sale is recorded at its estimated fair value less costs to sell and depreciation ceases. Property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. The resulting gain or loss—calculated as the difference between net disposal proceeds and the carrying value of the property, plant and equipment—is recognized within Other income (expense), net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 10 — Property, plant and equipment, net for further detail.
Intangible assets, net
The Company recognizes intangible assets that arise from contractual or other legal rights or are otherwise separable.
Intangible assets acquired in a business combination are measured at their acquisition-date fair value. For intangible assets acquired in a group constituting an asset acquisition, the total cost is allocated to the individual assets based on their relative fair values. Historically, the Company has not renewed or extended the terms of its intangible assets.
Upon initial recognition, an intangible asset is assigned an estimated useful life, representing the period over which the asset is expected to generate future economic benefits. Subsequently, intangible assets are amortized on a straight-line basis over their estimated useful lives. The resulting amortization expense is recognized within Depreciation and amortization on the Company’s Condensed Interim Consolidated Statements of Operations (Unaudited).
The Company's intangible assets are segregated into six asset classes with the following estimated useful lives:

Asset class	Estimated useful lives(1)(2)
Non-compete agreements	1-15 years
Trade names	1-20 years
Intellectual property and know-how	5-15 years
Licenses and service agreements	5-30 years
Customer relationships	3 years
Internal-use software	3 years

(1) At each fiscal year-end, the Company reviews the estimated useful lives and residual values of its intangible assets and applies any resulting adjustments prospectively.
(2) The Company holds no intangible assets with indefinite useful lives.

See Note 13 — Intangible assets, net and Goodwill for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Leases
The Company evaluates contracts at inception to determine whether the contract constitutes or contains a lease. A contract is determined to be a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company’s determination of the lease term and classification of a lease as a finance lease or an operating lease occurs as of the lease commencement date. The Company's lease agreements typically contain various extension and termination options. In determining the lease term, the Company includes any option periods for which it is reasonably certain that it will exercise an option to extend the lease or not exercise an option to terminate the lease. For leases with an initial term exceeding 12 months, the Company recognizes a lease liability and a corresponding right-of-use (“ROU”) asset. The lease liability is measured at the present value of future lease payments over the lease term. The ROU asset is measured as the initial lease liability, adjusted for any lease payments made at or before commencement, initial direct costs incurred and lease incentives received. The Company uses its incremental borrowing rate to determine the present value of future lease payments, unless the rate implicit in the lease is readily determinable.
Lease payments included in the measurement of the lease liability primarily consist of in-substance fixed payments. Certain real estate leases contain provisions for future rent escalations tied to an index or a contractual rate. Variable lease payments not dependent on an index or rate are excluded from the lease liability measurement and are expensed as incurred. In addition, the Company's real estate leases may require additional payments for taxes, insurance and common area maintenance, which are considered non-lease components. Where these non-lease components are fixed, they are included in the measurement of the lease liability and ROU asset. Where these non-lease components are variable, the variable payments are excluded from the Company’s measurements of its ROU assets and lease liabilities and are expensed as incurred through Cost of goods sold or Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
ROU assets are amortized on a straight-line basis over the shorter of the useful life of the asset or the lease term:
•Operating Leases: Lease expense, comprised of the amortization of the ROU asset and the reduction of the lease liability, is recognized as a single amount and allocated between Cost of goods sold and Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
•Finance Leases: The amortization of the ROU asset is recognized in and allocated between Cost of goods sold and/or Depreciation and amortization, while the effective interest portion of the lease payment is recognized within Interest expense related to lease liabilities and financial obligations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
The Company has elected the following practical expedients permitted under ASC 842, Leases (“ASC 842”):
•For leases with an initial term of 12 months or less, the Company does not recognize an ROU asset or lease liability. Lease expense for these short-term leases is recognized on a straight-line basis over the lease term and recognized within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
•For all classes of leased assets, the Company has elected to combine lease and non-lease components into a single lease component.
The Company occasionally subleases an underlying asset to a third party while the original head lease remains in effect. The Company accounts for the head lease and the sublease as separate transactions. If a sublease arrangement relieves the Company of its primary obligation under the head lease, the associated ROU asset and lease liability are derecognized, and any gain or loss is recognized in the period within Other (expense) income, net in the Condensed Interim Consolidated Statements of Operations (Unaudited). If the Company is not relieved of its primary obligation, the original lease accounting remains unchanged, and the Company accounts for the sublease as a lessor. If the Company remains secondarily liable, a guarantee obligation would also be recognized.
See Note 11 — Leases for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Failed sale and leaseback arrangements
The Company periodically enters into arrangements where the Company sells an asset and simultaneously leases back all, or a portion of, the same asset for all, or part of, the asset’s remaining useful life. Each such transaction is evaluated under ASC 842 to determine if the transfer of the asset qualifies as a sale. When a sale and leaseback transaction does not qualify for sale accounting, the transaction is accounted for as a financing arrangement, and the Company
•does not derecognize the underlying asset and continues to record depreciation over the asset’s remaining useful life;
•recognizes a liability for the sale proceeds, within Financial obligations - current and Financial obligations - net of current on the Condensed Interim Consolidated Balance Sheets (Unaudited); and
•allocates the cash payments made to the buyer-lessor between principal reduction of the financial liability and interest expense, using the effective interest method. The interest expense is recognized within Interest expense related to lease liabilities and financial obligations on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 12 — Failed sale leaseback arrangements for further detail.
Impairment of long-lived assets
The Company evaluates its long-lived assets, including property, plant and equipment, ROU assets and definite-lived intangible assets, for impairment whenever events or changes in circumstances suggest the carrying amount of the asset group(s) to which the long-lived asset(s) are classified may not be recoverable. If a triggering event occurs, the Company tests its long-lived asset group(s) for recoverability by comparing the carrying amount to the estimated future undiscounted cash flows expected to result from the Company’s use and eventual disposition of the long-lived asset group(s). If the long-lived asset group(s) fail the recoverability test, the Company recognizes an impairment loss for the amount by which the carrying amount exceeds the fair value of the long-lived asset group(s). Impairment losses are recognized as incurred within Impairment (loss) recovery on the Condensed Interim Consolidated Statements of Operations (Unaudited). Typically, impairment losses recognized in prior reporting periods are irreversible.
Goodwill
Goodwill represents the excess of the consideration transferred in a business combination over the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized but is tested for impairment at the reporting unit level. Upon acquisition, goodwill is allocated to the reporting unit or units expected to benefit from the business combination. A reporting unit is an operating segment or one level below an operating segment that represents a component, or group of components, for which discrete financial information is available and reviewed regularly by segment management.
Impairment of goodwill
The Company tests goodwill for impairment annually, as of October 1, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. The Company conducts its impairment testing process as follows:
•Qualitative Assessment: The Company may first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit, inclusive of any allocated goodwill, is less than its carrying value. This assessment considers factors such as significant underperformance relative to historical or projected future operating results, significant negative industry or economic trends and significant changes in the Company's use of the acquired assets or its overall business strategy.
•Quantitative Test: If the qualitative assessment indicates that an impairment is more likely than not, the Company proceeds to a quantitative impairment test. The fair value of the reporting unit is compared to its carrying value, including goodwill. The fair value of a reporting unit is determined using a combination of income and market-based valuation approaches.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment loss equal to the excess. The loss recognized is limited to the total amount of goodwill allocated to that reporting unit. Impairment losses are recognized within Impairment (loss) recovery on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the period in which the impairment is identified. Impairment losses recognized in prior reporting periods are irreversible.
See Note 13 — Intangible assets, net and Goodwill for further detail.
Investments
The Company’s investments in equity securities are accounted for based on the nature of the investment and the level of influence the Company can exercise over the investee.
Equity method investments: Equity investments in entities over which the Company has significant influence but not control is accounted for using the equity method of accounting:
•The investment is initially recorded at cost; and
•The carrying amount is subsequently adjusted on a quarterly basis to recognize the Company’s proportionate share of the investee’s net income or loss in the current fiscal period.
Equity securities: Investments in equity securities are accounted for as follows:
•With readily determinable fair value: measured at fair value, with all unrealized gains and losses recognized within the Condensed Interim Consolidated Statements of Operations (Unaudited) in the period they occur;
•Without readily determinable fair value: measured at cost, less any impairment, and adjusted for any observable price changes from identical or similar investments of the same issuer.
The Company evaluates its investment portfolio quarterly for indicators of impairment. An investment’s carrying value is written down to its fair value if a decline in value is deemed to be other-than-temporary.
On the Condensed Interim Consolidated Statements of Operations (Unaudited), recognized gains and losses are reflected within Other (expense) income, net and impairment losses are recognized within Impairment (loss) recovery, during the period in which they occur.
Deferred charges: debt financing
Costs incurred to obtain new debt financing or modify existing debt are deferred. The accounting treatment for these costs depends on the nature of the financing arrangement.
Debt discounts, premiums and direct issuance costs related to term loans are presented on the Condensed Interim Consolidated Balance Sheets (Unaudited) as a direct deduction from or addition to the carrying amount of the related debt and are amortized to Interest expense over the term of the debt using the effective interest method.
Debt issuance costs related to revolving lines of credit are capitalized as an asset on the Condensed Interim Consolidated Balance Sheets (Unaudited) and are amortized to Interest expense on a straight-line basis over the term of the credit facility on Condensed Interim Consolidated Statements of Operations (Unaudited).
Commitments and contingencies
The Company recognizes contingent liabilities within Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited). Losses on contingent liabilities are recognized when both of the following conditions are met: (i) it is probable that a loss has been incurred and (ii) the amount of the loss can be reasonably estimated. Gains from contingent liabilities are recognized only when realized or realizable. Losses (gains) related to contingent liabilities are recognized within Other (expense) income, net, on the Condensed Interim Consolidated Statements of Operations (Unaudited).

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company recognizes legal costs, as incurred, within Selling, general and administrative on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 25 — Commitments and contingencies for further detail.
Income taxes
The Company’s Provision for income taxes on the Condensed Interim Consolidated Statements of Operations (Unaudited) is comprised of current and deferred income taxes, except to the extent that the income tax expense is related to a business combination or items that are recognized directly within Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited).
Current income taxes are recognized for the estimated taxes payable or refundable for the current fiscal period and are based on the taxable income (loss) for the current fiscal period (as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period). Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred income taxes are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis. Deferred taxes are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in Provision for income taxes on the Condensed Interim Consolidated Statements of Operations (Unaudited) in the period that includes the enactment date.
Valuation allowances
The Company assesses the realizability of its deferred income tax assets quarterly. A valuation allowance is recorded to reduce a deferred tax asset to the amount that is more likely than not to be realized. This assessment requires significant judgment and considers all available evidence, both positive and negative, including the nature, frequency and severity of cumulative losses, forecasts of future profitability and the duration of statutory carryforward periods.
Uncertain tax positions
The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates and, in the normal course of business, is subject to examination and audit by federal, state and foreign jurisdictions. The Company recognizes a liability for tax positions that are more likely than not to be disallowed upon examination by a tax authority.
The Company’s cannabis operations are subject to Section 280E of the U.S. Internal Revenue Code (“Section 280E”), which disallows deductions for ordinary and necessary business expenses. The Company has adopted a tax position, supported by legal interpretations, asserting that the restrictions of Section 280E do not apply to its cannabis operations (the “Section 280E Position"”.
While the Company believes its Section 280E Position is supported by sound legal reasoning, the cannabis industry operates in a complex and evolving regulatory environment. If the Company’s position is not upheld, the Company has established reserves for this contingency, which are recognized within Uncertain tax position on the Condensed Interim Consolidated Balance Sheets (Unaudited).
The Company’s Uncertain tax position liability increased by $118.0 million during the nine months ended September 30, 2025, of which $112.9 million reflects the portion of income tax payable associated with the Section 280E position. The remaining $5.1 million relates to other immaterial uncertain tax positions.

The Company believes it is reasonably possible that its liability for uncertain tax positions will continue to increase over the next 12 months, while its Section 280E position is reviewed by the Internal Revenue Service (“IRS”) and certain state tax authorities.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
During the third quarter of 2025, the U.S. enacted H.R.1 – One Big Beautiful Bill Act (the “Act”). The Act contains corporate income tax provisions effective in 2025 and other provisions becoming effective in 2026 and beyond. The Company is currently assessing the impact of these recently enacted provisions on its consolidated financial statements.
For further details, refer to Risk Factors - Tax Risks within the Annual Information Form.
Revenues
The Company recognizes revenue when the control of a promised good or service is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for the transferred good or service.
Retail and wholesale revenues
The Company derives revenue from the sale of cannabis and hemp-derived products. Domestically, revenue is generated from direct-to-consumer retail sales at Company-operated dispensaries and from wholesale sales to third-party dispensaries, distributors and processors. The Company derives retail revenues from hemp-derived THC products through its online storefront, TheHempCompany.com, and via partnerships with select third-party distributors. Internationally, revenue is generated from direct-to-patient retail sales through the Company’s online cannabis pharmacy in the U.K. and from wholesale sales to distributors in Australia, Canada, Europe and New Zealand. In addition, the Company generates non-cannabis revenues from wholesale operations in Germany and Spain.
Revenues from the sale of retail and wholesale cannabis products are recognized at the point of time when control is transferred to the customers. Typically, for retail customers, control is transferred at point of sale and for wholesale customers, control is transferred upon delivery and acceptance. Retail and wholesale revenues are recorded net of any sales discounts.
Management fee income
Management fee income is derived from various arrangements with cannabis licensees and other third parties. These arrangements include Management Service Agreements (“MSA”s) through which the Company provides professional services, such as cultivation, processing and retail know-how; back-office administration; brand licensing and real estate leasing/lending services. In addition, domestically, management fee income is inclusive of royalty fees earned on the use of the Company’s licenses by third parties; while, internationally, the Company earns fees for providing manufacturing, logistics and consultation services. Management fee income is recognized on a straight-line basis over the term of the associated arrangements as services are provided.
Customer loyalty program and Promotional discounts
For most of its locations, the Company offers a loyalty reward program where retail customers can earn points on purchases for redemption on future purchases. Loyalty reward points are considered a material right and a separate performance obligation, and a portion of the initial transaction price is allocated to the loyalty points earned on the transaction and deferred. The deferred revenue is recognized within Accrued expenses on the Condensed Interim Consolidated Balance Sheets (Unaudited), until the earned loyalty reward points are redeemed, expired or forfeited. As of September 30, 2025 and December 31, 2024, the Company’s Accrued loyalty payable totaled $5.0 million and $5.8 million, respectively.
Promotional discounts and loyalty rewards that are not tied to a customer purchase are expensed as incurred and recognized within Sales and marketing, which is a component of Selling, general and administrative expense on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 24 — Segment reporting for further details.
Share-based compensation
The Company accounts for all share-based payments to employees, directors and consultants, including stock options, performance stock units (“PSUs”), restricted stock units (“RSUs”) and virtual share options (“VSOs”), by measuring the

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
awards at their grant-date fair value and recognizing the corresponding compensation expense over the requisite service period, which typically equates to the vesting period. The Company recognizes share-based compensation expense within Share-based compensation on the Condensed Interim Consolidated Statements of Operations (Unaudited), with a corresponding increase to Shareholders’ equity on the Condensed Interim Consolidated Balance Sheets (Unaudited).
Valuation
The fair value of share-based awards is determined using appropriate valuation models depending on the nature of the award:
•RSUs and PSUs: The fair value of RSUs and PSUs subject to service or non-market performance conditions is determined based on the closing market price of the Company’s SVS on the date of grant.
•Stock options: The Company uses the Black-Scholes option-pricing model to determine the grant-date fair value of stock options.
•Awards with market conditions: For awards that contain market conditions (e.g., achieving a specific stock price), the Company utilizes a Monte Carlo simulation model to determine the grant-date fair value.
•Virtual share options: VSOs are awards that do not convey actual equity interests and are settled solely in cash. Such awards are classified as liability awards, and the grant-date fair value is determined in accordance with the underlying plan agreement. VSOs are remeasured to fair value at the end of each reporting period.
The key assumptions used in the Black-Scholes model include the award’s expected term, expected volatility, risk-free interest rate and expected dividend yield. Expected volatility is estimated based on the historical stock price volatility of the Company’s SVS over a period commensurate with the award's expected term. The risk-free interest rate is based on the U.S. Treasury yield curve for a term consistent with the expected life of the award (i.e. the period of time that granted stock options are expected to be outstanding). The Company uses an expected dividend yield of zero as it does not currently anticipate paying dividends.
Forfeitures
The Company has elected to recognize forfeitures of unvested awards as they occur. Accordingly, previously recognized compensation expense is reversed in the period in which the forfeiture occurs.
See Note 19 — Share-based compensation for further detail.
Advertising costs
Advertising costs are expensed as incurred and recorded as a component of Sales and marketing on the Condensed Interim Consolidated Statements of Operations (Unaudited).
See Note 20 — Selling, general and administrative expense for further detail.
Earnings per share, basic and diluted
The Company presents basic and diluted earnings per share (“EPS”) on its Condensed Interim Consolidated Statements of Operations (Unaudited). Basic EPS is calculated by dividing the net income (loss) attributable to the Company’s shareholders by the weighted average number of shares outstanding during the reporting period. Diluted EPS is determined by adjusting the net income (loss) attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period, for the effects of all potentially dilutive instruments, which, for the Company, has been comprised of share-based awards, contingent equity consideration obligations and convertible debt instruments. Instruments with an anti-dilutive impact are excluded from the calculation of diluted EPS. The Company applies the treasury stock method to calculate the number of potentially dilutive securities with respect to its share-based awards and applies the if-converted method with respect to any outstanding contingent equity consideration obligations and convertible debt instruments.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
See Note 23 — Earnings per share for further detail.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The Company did not engage in any material related party transactions, outside the normal course of business, during the three and nine months ended September 30, 2025 and 2024, nor did the Company have any material related party balances as of September 30, 2025 and December 31, 2024.
Business combinations and asset acquisitions
The Company accounts for business combinations using the acquisition method in accordance with ASC 805, Business Combinations (“ASC 805”), which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition or assumption of control.
Business combinations
Under the acquisition method, the assets acquired and liabilities assumed in a business combination are recognized at their respective fair values on the date of acquisition, and the operating results of the acquired business are included in the Company’s Consolidated Financial Statements (Unaudited) from the date of acquisition. The excess of consideration transferred over the net assets acquired and liabilities assumed is recognized as goodwill as of the acquisition date.
Non-controlling interests in the acquiree are measured at fair value on acquisition date, and acquisition-related transaction costs are recognized as expenses in the period in which the costs are incurred.
Contingent consideration arising from a business combination is included in the purchase consideration at its fair value on the acquisition date:
•Liability-classified: Contingent consideration classified as a liability is remeasured to fair value at each reporting period, with changes in fair value recognized within Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited); and
•Equity-classified: Contingent consideration classified as equity is not remeasured. Contingent consideration classified as equity is assessed quarterly to determine whether equity classification remains appropriate.
Purchase price allocations may be preliminary and, during the measurement period (not to exceed one year from the date of acquisition), changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.
Asset acquisitions
The Company applies a screen test to determine if an acquisition should be accounted for as a business combination or an asset acquisition. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets (generally 90% or more), the transaction is accounted for as an asset acquisition. In addition, assets acquired that do not constitute a business are accounted for as asset acquisitions. The Company allocates the cost of an asset acquisition, including acquisition-related transaction costs, to the individual assets acquired and liabilities assumed based on their relative fair values.
See Note 4 — Acquisitions for further detail.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Fair value of financial instruments
ASC 820, Fair Value Measurement (“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy to prioritize the inputs used to measure fair value into three categories based upon the lowest level of input that is available and significant to the fair value measurement.
The three levels of the fair value hierarchy, wherein Level 1 is the highest and Level 3 is the lowest, are as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
The Company evaluates the classification of its financial instruments within the fair value hierarchy at the end of each reporting period. Transfers between levels are recognized based on changes in the observability of the inputs used to measure fair value. The Company’s policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.
The Company’s financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, notes receivable, equity investments, accounts payable, accrued expenses, long-term notes payable, contingent and deferred consideration liabilities and redeemable NCI.
The carrying values of cash, restricted cash, cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their fair values due to the relatively short-term to maturity. The Company’s notes payable and deferred consideration liabilities are carried at amortized cost, and redeemable NCI is recognized at the greater of carrying value or estimated redemption value at the end of each reporting period.
The Company's equity investments and contingent consideration liabilities are measured at fair value on a recurring basis.
See Note 26 — Fair value measurements and financial risk management for further detail.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. These estimates are developed based on historical experience, observable trends and other information available, and they are reviewed and updated regularly. Although actual results could differ from these estimates, management believes them to be reasonable. Changes in estimates are accounted for prospectively.
The most significant assumptions and estimates underlying the Consolidated Financial Statements (Unaudited) are described below:
Consolidation and variable interest entities
Significant judgment is applied to determine whether the Company holds a controlling financial interest in an entity, particularly when the Company does not hold a majority voting interest. This evaluation considers voting rights, management and service agreements, the entity’s design and the existence of financial guarantees. Entities in which the Company holds a controlling financial interest are consolidated. See Note 2 — Basis of presentation and consolidation and Note 27 — Variable interest entities for further detail.
Business combinations and asset acquisitions
Significant judgment is applied in determining whether an acquisition is treated as a business combination or an asset acquisition. The Company uses an optional screen test under which a transaction is accounted for as an asset acquisition if substantially all of the fair value of the gross assets acquired (generally 90% or more) is concentrated in a single identifiable asset or group of similar assets.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
In a business combination, significant estimates are used to determine the fair value of assets acquired and liabilities assumed. Depending on the complexity of the transaction, an independent valuation expert may be engaged.
•Intangible Assets: The valuation of acquired intangible assets, such as cannabis licenses, requires the development of forward-looking cash flow projections and the selection of appropriate discount and terminal growth rates.
•Contingent Consideration: The fair value of contingent consideration liabilities, such as earn-outs, is estimated based on the probability and timing of achieving specific future outcomes, such as revenue targets.
These valuations are closely linked to the assumptions made by management regarding future performance of the assets acquired and any changes in the discount rate applied. See Note 4 — Acquisitions for further detail.
Goodwill impairment
Goodwill is tested for impairment annually or more frequently if impairment indicators exist. This test requires the estimation of the fair value of its reporting units using income and market-based approaches. This process involves significant judgment in developing business plans and forecasts as well as in selecting appropriate market data. See Note 13 — Intangible assets, net and Goodwill for further detail.
Share-based compensation - Stock options
Estimating the fair value of share-based awards requires significant assumptions for the inputs used in the Black-Scholes or Monte Carlo valuation models, including expected volatility of the Company’s SVS, the expected life of an award and the risk-free interest rate. The Company uses an expected dividend yield of zero as it does not currently anticipate paying dividends. See Note 19 — Share-based compensation for further detail.
Impairment of long-lived assets
The Company evaluates the recoverability of long-lived assets when events indicate their carrying value may not be recoverable. This requires judgment in interpreting key factors (e.g., adverse changes in market conditions, regulatory environment or business climate and adverse changes in the extent or manner in which the long-lived assets will be used) and in estimating the undiscounted future cash flows of such assets. See Note 10 — Property, plant and equipment, net for further detail.
Inventories, net
Inventories are measured at the lower of cost or NRV. Determining NRV requires significant judgment regarding future demand, selling prices, shrinkage and inventory aging. See Note 8 — Inventories, net for further detail.
Leases
Management applies significant judgment in deriving the lease term and discount rate applicable in a leasing arrangement.
•Lease Term: Determining whether options to extend or terminate a lease are reasonably certain to be exercised involves considering strategic, operational and economic factors, including the size of the Company’s investment in the property and the strategic importance of the property location.
•Discount Rate: Determining the incremental borrowing rate for leases where the implicit rate is not readily determinable. See Note 11 — Leases for further detail.
Income taxes
There is inherent uncertainty in quantifying income tax positions. Management must exercise significant judgment in evaluating whether its tax positions are more likely than not to be sustained upon examination or audit by tax authorities in the complex federal, state and foreign jurisdictions in which the Company operates.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Held for sale and discontinued operations
Significant judgment is required to determine if a disposal group meets the specific criteria to be classified as “held for sale.” An asset or disposal group must meet all of the following conditions:
•Management is committed to a plan to sell;
•The asset or disposal group is available for immediate sale in its present condition;
•An active program to locate a buyer has been initiated;
•The sale is highly probable within one year;
•The asset or disposal group is being actively marketed for sale at a reasonable price; and
•It is unlikely that the plan will be significantly changed or withdrawn.
A disposal group classified as held for sale is reported as a “discontinued operation” if it represents a strategic shift that has a major effect on the Company’s operations and financial results. Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell. See Note 5 — Assets and liabilities held for sale and Note 6 — Discontinued operations for further detail.
Redeemable non-controlling interests
The valuation and classification of redeemable non-controlling interests involve significant judgment, including developing discounted cash flow models with assumptions about future revenue, margins and economic conditions. The Company also has to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on the Condensed Interim Consolidated Balance Sheets (Unaudited). See Note 18 — Redeemable non-controlling interest for further detail.
Revenue recognized from contracts with customers
Significant judgment is applied in evaluating the nature of the Company’s wholesale and MSA revenue contracts. This includes assessing whether the Company acts as a principal or agent in transactions, particularly where third-party involvement or shared responsibilities exist. The Company also evaluates whether certain transactions are non-reciprocal in nature, requiring consideration of whether the transfer of assets occurred without commensurate value received. In arrangements involving transfers of inventory between the same counter-parties, the Company applies judgment to determine whether such transfers represent distinct revenue-generating events. Additionally, the allocation of transaction price across multiple performance obligations necessitates the estimation of standalone selling prices and the timing of satisfaction of each obligation.
New, amended and future accounting pronouncements
The Company has implemented all applicable accounting standards recently issued by the FASB, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.
Recently adopted accounting standards
Effective January 1, 2025, the Company adopted ASU 2023-05, Business Combinations— Joint Venture Formations (“ASU 2023-05”). ASU 2023-05, amongst other things, (1) defines a joint venture as the formation of a new entity without an accounting acquirer and (2) requires that a joint venture measure its identifiable net assets and goodwill, if any, at the formation date, such that the initial measurement of a joint venture’s total net assets is equal to the fair value of 100% of the joint venture’s equity, including any noncontrolling interest in the net assets of the joint venture. Upon adoption, ASU 2023-05 did not impact the Company’s consolidated financial position, results of operations or cash flows, as the Company did not form any joint ventures on or after January 1, 2025.
Recently issued accounting standards
In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Scope Refinements (“ASU 2025-07”). ASU 2025-07 was issued to clarify the application of

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
derivative accounting to certain contracts and refine the guidance for share-based noncash consideration received from customers. The amendments introduce a scope exception for contracts that are not exchange-traded and whose underlying is tied to operations or activities specific to one party. Additionally, ASU 2025-07 clarifies that share-based noncash consideration from a customer should initially be accounted for under Topic 606 until the right to receive or retain such consideration becomes unconditional, at which point financial instruments guidance may apply. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026, including interim reporting periods within those fiscal years, and can be applied on either a prospective or modified retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-07 to the Company and its consolidated financial statements upon adoption.
In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software: Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 was issued to modernize and clarify the accounting for internal-use software, addressing stakeholder concerns that the existing guidance was outdated and based on traditional waterfall development methods that no longer reflect current software development practices, including agile methodologies. The amendments in ASU 2025-06 eliminate references to prescriptive “project stages” and introduce a clearer capitalization threshold, requiring capitalization of software costs once (i) management has authorized and committed funding to the project and (ii) it is probable the software will be completed and used as intended. Entities must also assess whether significant uncertainty exists in the development process when applying this threshold. ASU 2025-06 is effective for all entities for annual reporting periods beginning after December 15, 2027, and can be applied on a prospective, modified retrospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-06 to the Company and its consolidated financial statements upon adoption.
In August 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses: Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 was issued to simplify and improve the measurement of credit losses for accounts receivable and contract assets. The amendments in ASU 2025-05 respond to stakeholder concerns regarding the cost and complexity of applying the current expected credit loss model, particularly for assets collected shortly after the balance sheet date. ASU 2025-05 introduces an optional practical expedient allowing all entities to assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, including interim reporting periods within those annual reporting period, and must be applied prospectively. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-05 to the Company and its consolidated financial statements upon adoption.
In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation and Revenue from Contracts with Customers (“ASU 2025-04”). ASU 2025-04 revises FASB’s Master Glossary definition of the term performance condition for share-based consideration payable to a customer. The revised definition incorporates
•conditions (such as vesting conditions) that are based on the volume or monetary amount of a customer’s purchases (or potential purchases) of goods or services from the grantor and
•performance targets based on purchases made by other parties that purchase the grantor’s goods or services from the grantor’s customers.
In addition, the amendments in ASU 2025-04,
•eliminate the policy election permitting a grantor to account for forfeitures as they occur;
•clarify that share-based consideration encompasses the same instruments as share-based payment arrangements, but the grantee does not need to be a supplier of goods or services to the grantor and
•clarify that a grantor is required to assess the probability that an award will vest using only the guidance in ASC 718, Compensation––Stock Compensation. Revenue recognition will no longer be delayed when an entity grants awards that are not expected to vest.
ASU 2025-04 is effective for all entities for annual reporting periods, including interim reporting periods within those annual reporting periods, beginning after December 15, 2026 and can be applied on a modified retrospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-04 to the Company and its consolidated financial statements upon adoption. As of September 30, 2025, the Company has no customer contracts or transactions within the scope of this amendment.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
In May 2025, the FASB issued ASU 2025-03, Business Combinations and Consolidation: Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”). ASU 2025-03 replaces the requirement that the primary beneficiary always is the acquirer with an assessment that requires an entity to consider the factors to determine which entity is the accounting acquirer. Upon adoption, in an acquisition transaction effected primarily by exchanging of equity interests when the legal acquiree is a VIE that meets the definition of a business, the Company will be required to consider the factors in paragraphs ASC 805-10-55-12 through 55-15 to determine if it is the accounting acquirer. Specifically, under ASU 2025-03, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a VIE. ASU 2025-03 is effective for all entities for annual reporting periods, including interim reporting periods within those annual reporting periods, beginning after December 15, 2026 and must be applied on a prospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-03 to the Company and its consolidated financial statements upon adoption.
In January 2025, the FASB issued ASU 2025-01, Reporting Comprehensive Income - Expense Disaggregation Disclosures, which clarifies the effective dates of ASU 2024-03. The provisions of ASU 2024-03 are discussed in further detail herein.
In November 2024, the FASB issued ASU 2024-04, Debt with Conversion and Other Options (“ASU 2024-04”). ASU 2024-04 clarifies the requirements for accounting for a settlement of a convertible debt instrument as an induced conversion and applies to convertible debt instruments with cash conversion features as well as debt instruments that are not currently convertible. ASU 2024-04 is effective for all entities for annual periods beginning after December 15, 2025, and interim periods within those annual periods, and can be applied either on a prospective or retrospective basis. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2024-04 to the Company and its consolidated financial statements upon adoption.
In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income—Expense Disaggregation Disclosures”. ASU 2024-03 requires public business entities to provide disaggregated disclosures of specific income statement expense categories, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, depletion and selling expenses. The amendments introduced by ASU 2024-03 aim to enhance transparency by offering investors more detailed insights into an entity’s expense structure. This additional information is intended to improve investors' ability to understand an entity’s cost structure and to forecast future cash flows. ASU 2024-03 is effective for all entities for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted, and ASU 2024-03 can be applied on either a prospective or retrospective basis. The Company is currently evaluating the potential impact of ASU 2024-03 to the Company and its consolidated financial statements upon adoption.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09, among other things, requires that public business entities on an annual basis (1) disclose specific categories in the effective tax rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 and for all other entities is effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 to the Company and its consolidated financial statements upon adoption.
In October 2023, the FASB issued ASU 2023-06, Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative (“ASU 2023-06”). ASU 2023-06 incorporates certain SEC disclosure requirements into the FASB Codification. The amendments introduced by ASU 2023-06 are expected to clarify or improve disclosure and presentation requirements of a variety of Codification Topics, allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in FASB’s Codification with the SEC’s regulations. ASU 2023-06 is effective on the date on which the SEC removes the related disclosure from Regulation S-X or Regulation S- K. Any amendments the SEC does not remove by June 30, 2027 will not be effective. Early adoption is prohibited. The Company does not anticipate ASU 2023-06 will impact its consolidated financial statements upon adoption.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 4 — Acquisitions
Goodwill arising from acquisitions consists largely of the synergies and economies of scale expected from integrating the operations of the acquired businesses, opportunities to enter into new markets and/or expand the Company’s footprint in existing markets as well as the acquisition of other intangibles that do not qualify for separate recognition. Synergies include (i) the elimination of redundant facilities and functions and (ii) the use of the Company’s existing commercial infrastructure to expand sales. None of the resultant goodwill from the following acquisitions are expected to be deductible for income tax purposes.
2025 Acquisition
The Company did not consummate any individually material acquisitions during the nine months ended September 30, 2025.
2024 Acquisitions
Northern Green Canada Inc.
On April 19, 2024, the Company completed the acquisition of all issued and outstanding shares of Northern Green Canada, Inc. (“NGC”), for total consideration of approximately $23.8 million, paid in cash and equity consideration. NGC is a Canadian licensed cannabis producer and distributor focused primarily on expanding in the international market through its European Union Good Manufacturing Practice (“EU-GMP”) certified product offering. The acquisition of NGC equipped the Company with a secure and consistent supply of high quality, non-irradiated indoor EU-GMP flower in order to maintain a leading position in Germany, Poland and the U.K. and support the Company’s expansion into new international markets.
The Company accounted for its acquisition of NGC as a business combination.
During the nine months ended September 30, 2025, the Company recorded a measurement period adjustment of $4.0 million to Deferred tax liability, to reflect acquired net operating losses that were not determinable at the acquisition date.
See Note 13 — Intangible assets, net and Goodwill for further detail on the impact of this measurement period adjustment to Goodwill.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of NGC as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$146
Accounts receivable, net	2,487
Prepaid expenses and other current assets	398
Inventories, net	3,400
Property, plant and equipment, net	10,858
Right-of-use assets	2,842
Licenses	15,387
Trade name	201
Goodwill	1,285
Deferred tax liabilities	(265)
Liabilities assumed	(12,966)
Net assets acquired	$23,773

Consideration paid in cash, net of working capital adjustments	$2,368
Equity consideration(1)	15,053
Contingent consideration classified as a liability(2)	6,352
Total consideration	$23,773

Cash outflow, net of cash acquired	$2,222

(1) The fair value of the consideration, paid through the issuance of SVS, was based on a third-party valuation that took into account transfer restrictions and the time value of money.
(2) On April 11, 2025, the Company issued 621,166 SVS and paid $3.2 million in cash to settle this contingent consideration obligation.
Curaleaf Poland S.A.
On February 2, 2024, the Company completed the acquisition of all issued and outstanding shares of Can4Med S.A., now known as Curaleaf Poland S.A. (“Curaleaf Poland”) for total consideration of €1.5 million, consisting of cash and equity consideration. Additionally, the Company incurred a deferred consideration obligation tied to the future performance of Curaleaf Poland. Curaleaf Poland is the first medical cannabis-specialized wholesaler in Poland, specializing in the acquisition, registration and distribution of medical cannabis and products containing THC and other cannabinoids in Poland. The acquisition of Curaleaf Poland increased the Company’s international footprint.
The Company accounted for its acquisition of Curaleaf Poland as a business combination.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the fair value of the assets acquired and liabilities assumed in the acquisition of Curaleaf Poland as of the acquisition date and an allocation of the consideration to net assets acquired:

Cash	$48
Accounts receivable, net	414
Prepaid expenses and other current assets	2
Inventories, net	661
Property, plant and equipment, net	14
Licenses	2,063
Trade name	97
Non-compete agreements	32
Goodwill	931
Deferred tax liabilities	(548)
Liabilities assumed	(891)
Net assets acquired	$2,823

Consideration paid in cash, net of working capital adjustments	$832
Equity consideration(1)	773
Deferred consideration classified as a liability(2)	1,218
Total consideration	$2,823

Cash outflow, net of cash acquired	$784

(1) The fair value of the consideration paid through the issuance of SVS was based on a third-party valuation that took into account the time value of money.
(2) On April 14, 2025, the Company issued 96,052 SVS and paid $0.4 million in cash to settle this deferred consideration obligation.
Dark Heart
On January 17, 2024, the Company acquired Half Moon Nursery, Inc. and all assets of Dark Heart Nursery from Grace & Co. for cash consideration of $1.7 million and the forgiveness of a $7.0 million promissory note receivable (plus interest) from Grace & Co. that was received by the Company on October 27, 2023. The acquired assets, consisting of proprietary cannabis genetics and know-how, are intended to support the continued expansion of its domestic and international footprint.
The Company accounted for its acquisition of Dark Heart as an asset acquisition.
The following table presents the fair value of the assets acquired in the acquisition of Dark Heart as of the acquisition date and an allocation of the consideration to net assets acquired:

Intellectual Property	$9,365
Net assets acquired	$9,365

Consideration paid in cash, net of working capital adjustments	$1,693
Cancelled loan (including accrued interest)	7,672
Total consideration	$9,365

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Contingent consideration
Contingent consideration recorded relates to the Company’s business combinations and asset acquisitions. As discussed in Note 3 — Significant accounting policies, contingent consideration payable is subject to significant judgment and estimates, such as projected future revenue. Refer to Note 26 — Fair value measurements and financial risk management for further discussion surrounding the inputs utilized in the fair value of contingent consideration.
The changes in the Company’s contingent consideration liability as of September 30, 2025 and December 31, 2024 were as follows:

	EMMAC(1)	NGC(2)	Total
Total contingent consideration liability, December 31, 2023	$4,724	$—	$4,724
Contingent consideration recognized on acquisition	—	6,352	6,352
Revaluation of contingent consideration	(1,820)	(3,042)	(4,862)
Effect of exchange rate differences	(67)	—	(67)
Total contingent consideration liability, December 31, 2024	2,837	3,310	6,147
Cash payments of contingent consideration	—	(3,236)	(3,236)
Issuance of SVS as settlement of contingent consideration	—	(497)	(497)
Revaluation of contingent consideration	659	335	994
Effect of exchange rate differences	191	—	191
Gain on contingent consideration not paid	—	88	88
Total contingent consideration liability, September 30, 2025	3,687	—	3,687
Less: Contingent consideration liability - current	—	—	—
'Contingent consideration liability - net of current	$3,687	$—	$3,687

(1) Contingent on the ability of Curaleaf International Holdings Limited (“Curaleaf International”) to obtain a recreational cannabis license in Europe and is payable in both cash and SVS upon achievement. Payouts, if any, are expected in 2027.

(2) Contingent obligation was tied to NGC achieving certain margin targets during the fiscal year ending December 31, 2024.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Deferred consideration
The changes in the Company’s deferred consideration liability as of September 30, 2025 and December 31, 2024 were as follows:

	Tryke(1)	NRPC(3)	Curaleaf Poland(4)	Other(5)	Total
Total deferred consideration liability, December 31, 2023	$41,652	$2,000	$—	$—	$43,652
Deferred consideration recognized on acquisition	—	—	1,218	—	1,218
Interest expense on deferred consideration	5,913	—	—	—	5,913
Effect of exchange rate differences	—	—	82	—	82
Reversal of interest expense on deferred consideration	(11)	—	—	—	(11)
Change in fair value on deferred consideration paid	—	—	(796)	—	(796)
Post-closing purchase price adjustment (2)	(3,740)	—	—	—	(3,740)
Cash payments of deferred consideration	(11,250)	—	—	—	(11,250)
Total deferred consideration liability, December 31, 2024	32,564	2,000	504	—	35,068
Deferred consideration recognized on acquisition	—	—	—	920	920
Interest expense on deferred consideration	2,427	—	—	—	2,427
Effect of exchange rate differences	—	—	17	45	62
Change in fair value on deferred consideration paid	—	—	(46)	—	(46)
Issuance of SVS as settlements of deferred consideration	—	—	(77)	—	(77)
Cash payments of deferred consideration	(9,000)	—	(398)	—	(9,398)
Total deferred consideration liability, September 30, 2025	25,991	2,000	—	965	28,956
Less: Deferred consideration liability - current	(25,991)	(2,000)	—	(965)	(28,956)
Deferred consideration liability - net of current	$—	$—	$—	$—	$—

(1) Related to the second and third anniversary payment due from the Company to the sellers of Tryke of $21.2 million and $25.0 million, respectively, due in October 2025. For further details, see Note 28 — Subsequent events.

(2) On October 4, 2024, the Company entered into a settlement agreement with the sellers of Tryke Companies, pursuant to which the Company received a $3.7 million post-closing purchase price adjustment that reduced the Company’s second anniversary payment.

(3) Incurred in connection with the acquisition of Natural Remedy Patient Center LLC (“NRPC”) and represents amounts withheld as security for the seller’s indemnification obligations associated with pending litigation.

(4) Related to Curaleaf Poland’s achievement of certain earnings metrics during the fiscal year ending December 31, 2024. On April 14, 2025, the Company settled this obligation through a cash payment of $0.4 million and the issuance of 96,052 SVS.

(5) Incurred in connection with an individually immaterial acquisition consummated during the second quarter of 2025 within the Company's international operations.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 5 — Assets and liabilities held for sale
Total gains (losses) recognized by the Company upon consummation of the disposition of its held-for-sale asset groups were as follows:

Asset group	Recognized gains (losses)
Phytoscience Management Group, Inc.	$(1,096)
North Shore Assets(1)	$(841)
Acres Assets(2)	$17,539
Illinois Assets	$(508)
Rokshaw Limited ("Rokshaw")’s noncannabis operation	£2,558

(1) On April 10, 2025, the Company completed the sale of its North Shore Assets, having received all required regulatory approvals.
(2) Refer to Note 9 — Notes receivable for further discussion.
The changes in assets and liabilities held for sale as of September 30, 2025 and December 31, 2024 were as follows:

Assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2023	$13,216	$4,579	$17,795
Transferred out, net	(6,025)	(4,579)	(10,604)
Balance at December 31, 2024	7,191	—	7,191
Transferred (out) in, net	(3,290)	383	(2,907)
Balance at September 30, 2025	$3,901	$383	$4,284

Liabilities associated with assets held for sale	Discontinued Operations	Held for Sale Entities	Total
Balance at December 31, 2023	$8,287	$886	$9,173
Transferred in (out), net	184	(452)	(268)
Balance at December 31, 2024	8,471	434	8,905
Transferred in (out), net	(1,305)	(434)	(1,739)
Balance at September 30, 2025	$7,166	$—	$7,166

As of September 30, 2025, Assets held for sale consisted of one real estate property. As of December 31, 2024, Liabilities associated with assets held for sale consisted of an operating lease, the transfer of which was subject to regulatory approval.
Rokshaw Amendment
On April 30, 2025, the Company signed an amendment to the asset purchase agreement governing the sale of Rokshaw’s noncannabis operation to Thistle Pharma Limited, which was consummated on April 29, 2024. The amendment modifies the original terms for the outstanding cash consideration. Previously, £0.5 million was payable on each of the first and second anniversaries of the closing date (April 30, 2025 and April 30, 2026, respectively). As a result of the amendment, total cash consideration was reduced to £0.8 million and paid in full on April 30, 2025.
For further details, see Note 5 — Assets and liabilities held for sale in the Company’s Annual Financial Statements.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 6 — Discontinued operations
On January 26, 2023, the Company announced a plan to discontinue operations in unprofitable segments that were burdened by unfavorable regulatory environments. As this plan represented a strategic shift with a major effect on the Company’s operations and financial results, the Company reclassified the financial results of its operations in California, Oregon, Colorado and Michigan as well as its cannabidiol (“CBD”) operations in Kentucky and its adult use operations in Maine (“Adult-Use Maine”) as discontinued operations. As of September 30, 2025, the Company has no significant continuing involvement with these discontinued operations.
Pursuant to ASC 205, Presentation of Financial Statements, the financial results of the Company’s discontinued operations are presented separately on the Condensed Interim Consolidated Statements of Operations (Unaudited) as Net loss from discontinued operations.
Total gains (losses) recognized by the Company upon consummation of the disposition of its discontinued operations were as follows:

Business component	Recognized gains (losses)
California	$(2,214)
Colorado	(2,000)
Oregon	(2,283)
Michigan	1,260
Kentucky - CBD	(7,176)
Adult-Use Maine	(288)
For further details, see Note 6 — Discontinued operations in the Company’s Annual Financial Statements.
The following table summarizes the major classes of assets and liabilities of the Company’s discontinued operations as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
Assets
Deferred tax asset	$3,901	$7,191
Total non-current assets	3,901	7,191
Total assets	$3,901	$7,191

Liabilities
Accrued expenses(1)	$7,116	$8,318
Lease liabilities, operating - current	50	140
Total current liabilities	7,166	8,458
Lease liabilities, operating - net of current	—	13
Total non-current liabilities	—	13
Total liabilities	$7,166	$8,471

(1) Consists primarily of accrued loss contingencies. See Note 25 — Commitments and contingencies for further details.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents the Company’s condensed consolidated statements of operations for its discontinued operations:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Total revenues, net	$—	$—	$—	$775
Cost of goods sold	—	(64)	—	413
Gross profit	—	64	—	362
Other operating income	133	350	1,023	1,869
Loss from operations	(133)	(286)	(1,023)	(1,507)
Total other income, net	5	1,494	1,028	2,479
(Income) Loss before (provision for) benefit from income taxes⁽¹⁾	(128)	1,208	5	972
(Provision for) benefit from income taxes⁽¹⁾	(2,010)	412	(10,598)	(62)
Net (loss) income from discontinued operations	$(2,138)	$1,620	$(10,593)	$910

(1) The (provision) benefit from income taxes for the three and nine months ended September 30, 2025 is primarily a result of the formal dissolution of certain legal entities that were associated with the Company’s discontinued operations.

Note 7 — Accounts receivable, net
Accounts receivable, net consist of the following as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
Trade accounts receivable	$67,375	$63,990
Other receivables	4,381	4,763
Accounts receivable, gross	71,756	68,753
Less: Allowance for credit losses	(2,612)	(2,722)
Accounts receivable, net	$69,144	$66,031
The changes in the Company’s allowance for credit losses as of September 30, 2025 and December 31, 2024 were as follows:

Allowance for credit losses as of January 1, 2025	$(2,722)
Provision	(394)
Charge-offs and recoveries	554
Effect of exchange rate difference	(50)
Allowance for credit losses as of September 30, 2025	$(2,612)

Allowance for credit losses as of January 1, 2024	$(6,717)
Provision	(414)
Charge-offs and recoveries	4,392
Effect of exchange rate differences	17
Allowance for credit losses as of December 31, 2024	$(2,722)
Additional information about the Company’s exposure to credit and market risks and impairment losses for its accounts receivable is included in Note 26 — Fair value measurements and financial risk management.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 8 — Inventories, net
Inventories, net consist of the following as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
Raw materials:
Cannabis	$42,738	$43,803
Non-Cannabis	19,084	16,248
Total raw materials	61,822	60,051

Work-in-process	61,960	60,863
Finished goods	105,341	99,740
Inventories, net	$229,123	$220,654
As of September 30, 2025 and December 31, 2024, the Company’s inventory reserve, which is recognized within Inventories, net on the Condensed Interim Consolidated Balance Sheets (Unaudited), was as follows:

	As of
	September 30, 2025	December 31, 2024
Inventory reserve	$(11,399)	$(11,775)
For the three and nine months ended September 30, 2025 and September 30, 2024, inventory write-downs, which is recognized within Cost of goods sold on the Condensed Interim Consolidated Statements of Operations (Unaudited), totaled:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Inventory write-downs	$873	$591	$1,549	$2,970

Note 9 — Notes receivable
Notes receivable consists of the following as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
Current portion of notes receivable	$2,778	$451
Notes receivable – net of current	2,908	2,037
Total notes receivable	$5,686	$2,488
Riviera Creek
In 2025, the Company initiated a plan to enter into Option and Purchase Agreements with Riviera Creek Holdings, LLC (“Riviera Creek”) for the start-up, licensing, build-out, and working capital needs of certain dispensaries in Ohio, including RC Retail 1, RC Retail 2, and RC Retail 3 (together, the “RC Retail Stores”). The Company entered into Option and Purchase Agreements with RC Retail 2 and RC Retail 3 on January 2, 2025 and September 4, 2025, respectively. As of September 30, 2025, the Company has advanced $2.0 million under a term loan receivable (the “Term Loan”). Advances under the Term Loan accrue non-compounded interest at the applicable federal mid-term rate (“AFR”), calculated on the basis of the actual number of days elapsed over a 365-day year or 366-day year.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The maturity date of the Term Loan is contingent upon the execution, or termination, of the Option and Purchase Agreement. The Term Loan is secured by the assets of the Borrower, subject to certain exclusions.
The RC Retail Stores are consolidated by the Company as VIEs. See Note 27 — Variable interest entities for further details.
Acres Note
On February 23, 2024, the Company signed a real estate purchase agreement to sell the property and equipment of Acres Cultivation LLC and Acres Dispensary LLC for total consideration of $3.3 million, consisting of cash consideration of $1.1 million and the receipt of a note receivable of $2.2 million (the “Acres Note”) that is secured by the property and equipment acquired by the borrower. The Acres Note earns interest at 8% per annum and matures in February 2027. See Note 5 — Assets and liabilities held for sale in the Company’s Annual Financial Statements for further details.
2025 Four20 Notes
On January 1, 2024, Four20 Pharma GmbH (“Four20”) converted €0.8 million of overdue accounts receivable of its customer, Canymed GmbH, into a secured note receivable (the “Four20 Note”). The note bore interest of 8% and was settled in full on January 30, 2025.
On September 1, 2025, Four20 converted €0.9 million of overdue accounts receivable of its customer, Canymed GmbH, into a secured note receivable (the “2025 Four20 Note”). The note bears interest of 8% and is scheduled to mature on December 31, 2025.
Sapphire Note
On November 1, 2024, the Company and Sapphire Nordics AB, entered into a financing arrangement whereby the Company extended a line of credit up to £0.6 million (the “Sapphire Note”). The Sapphire Note bears interest at a rate equal to the European Central Bank base rate plus 3% per annum, with interest accruing from the date of each drawdown. Each drawdown is repayable in full, including accrued interest, no later than the fifth anniversary of its respective disbursement date. The facility is available for drawdown through November 1, 2030.
Note 10 — Property, plant and equipment, net
Property, plant and equipment, net consist of the following as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
Land	$9,368	$7,616
Building and improvements	551,599	503,394
Furniture and fixtures	107,035	86,687
Machinery and equipment	133,177	116,616
Information technology	28,104	27,445
Construction in progress	18,117	67,772
Property, plant and equipment, gross	847,400	809,530
Less: Accumulated depreciation	(317,948)	(263,104)
Property, plant and equipment, net	$529,452	$546,426
Assets included in construction in progress represent projects related to both cultivation and dispensary facilities not yet completed or otherwise not ready for use.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Depreciation expense(1):
Cost of goods sold	$12,595	$13,147	$37,301	$38,707
Operating expenses	8,750	9,557	27,364	24,527
Total depreciation expense	$21,345	$22,704	$64,665	$63,234

(1) Includes depreciation expense associated with assets under failed sale-leaseback arrangements.
Asset specific impairment
2025
As a result of ongoing efforts to optimize its cultivation operations, during the three and nine months ended September 30, 2025, the Company recognized an impairment loss of $0.8 million and $3.3 million, respectively, within Impairment (loss) recovery on the Condensed Interim Consolidated Statements of Operations (Unaudited).
2024
The Company did not recognize an impairment loss on its Property, plant and equipment, net during the three months ended September 30, 2024.
The Company made the strategic decision to introduce a new line of hemp-derived THC products via an online direct-to-consumer marketplace and to repurpose its Kentucky Facility for the production of said THC products. Accordingly, the Company ceased marketing the Kentucky Facility and recognized an impairment gain of $2.9 million, within Impairment (loss) recovery on the Condensed Interim Consolidated Statements of Operations (Unaudited), during the nine months ended September 30, 2024.
Note 11 — Leases
The Company leases real estate used for dispensaries, cultivation facilities, production plants and corporate offices.
The Company's lease agreements contain various extension and termination options. Extension options range from one to 20 years, with a typical extension period of five years, while certain termination options are contingent upon the Company securing regulatory permits.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The components of the Company’s lease expenses for the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Finance lease expense:
Amortization of ROU assets
Cost of goods sold	$1,632	$3,015	$4,994	$8,316
Operating expenses	1,408	882	4,115	3,329
Total amortization of ROU assets	3,040	3,897	9,109	11,645
Interest on finance lease liabilities	4,382	4,372	13,269	13,180
Total finance lease expense	7,422	8,269	22,378	24,825

Operating lease expense	8,521	7,803	24,840	23,034

Short-term lease expense	110	78	330	196

Total lease expense	$16,053	$16,150	$47,548	$48,055
ROU assets and lease liabilities as of September 30, 2025 and December 31, 2024 consisted of the following:

	As of
	September 30, 2025		December 31, 2024
	Operating leases	Finance leases	Operating leases	Finance leases
Lease assets:
ROU assets	$176,304	$187,378	$167,209	$183,968
Accumulated amortization	(63,465)	(87,087)	(50,690)	(78,800)
ROU assets, net	$112,839	$100,291	$116,519	$105,168

Lease liabilities:
Lease liabilities - current	$19,361	$11,305	$17,333	$10,995
Lease liabilities - net of current	102,353	146,698	106,192	150,683
Total lease liabilities	$121,714	$158,003	$123,525	$161,678
Cash flows associated with the Company’s leasing arrangements for the nine months ended September 30, 2025 and 2024 were as follows:

	Nine months ended September 30,
	2025	2024
Cash flows from operating activities:
Operating cash flows from operating leases	$(23,155)	(22,350)
Operating cash flows from finance leases	(13,269)	(13,180)

Cash flows from financing activities:
Financing cash flows from finance leases	(7,557)	(6,933)
Net cash flows from failed sale and leaseback arrangements	$(43,981)	$(42,463)

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of September 30, 2025 and December 31, 2024, the weighted average remaining lease terms and weighted average discount rates of the Company’s leasing arrangements were as follows:

	As of
	September 30, 2025	December 31, 2024
Weighted average remaining lease term (in years) - finance leases	10.2	9.2
Weighted average remaining lease term (in years) - operating leases	6.0	6.3
Weighted average discount rate - finance leases	11.9%	11.2%
Weighted average discount rate - operating leases	11.1%	11.0%
As of September 30, 2025, maturities of the Company’s lease liabilities, under its non-cancelable leases were as follows:

Fiscal Year	Operating Leases	Finance Leases
2025 (three months remaining)	$7,894	$7,041
2026	31,221	28,334
2027	29,699	28,850
2028	26,633	28,190
2029	22,299	28,060
2030 and thereafter	51,542	171,313
Total undiscounted remaining minimum lease payments	169,288	291,788
Less: imputed interest	(47,574)	(133,785)
Total discounted remaining minimum lease payments	$121,714	$158,003
Asset specific impairment
2025
The Company did not recognize an impairment loss on its ROU assets during the three and nine months ended September 30, 2025.
2024
The Company did not recognize an impairment loss on its ROU assets during the three months ended September 30, 2024.
In 2023, the Company classified its CBD operations in Kentucky to discontinued operations. Subsequently, in 2024, the Company abandoned its plan of sale and repurposed the leased facility in Lexington, Kentucky (the “Kentucky Facility”) for its hemp-derived operations. Upon reclassification of the Kentucky Facility to held-and-used, during the nine months ended September 30, 2024, the Company recognized an impairment recovery of $1.0 million. For further details, see Note 6 — Discontinued operations in the Company’s Annual Financial Statements.
Note 12 — Failed sale leaseback arrangements
The Company has entered into several sale and leaseback arrangements in connection with building improvements and equipment at various of its cultivation and processing sites. Several of these transactions were accounted for as failed sale and leaseback arrangements, as the Company retained control of the assets for the majority of their remaining useful lives.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of September 30, 2025 and December 31, 2024, the Company’s failed sale and leaseback arrangements were recognized in the Condensed Interim Consolidated Balance Sheets (Unaudited) as follows:

	As of
	September 30, 2025	December 31, 2024
Property, plant and equipment, net:
Financed property and equipment, net of accumulated depreciation of $73.0 million and $59.1 million, respectively	$127,882	$143,923

Financial obligations:
Financial obligation - current	6,872	7,208
Financial obligation - net of current	204,858	201,687
Total financial obligations	$211,730	$208,895
For the three and nine months ended September 30, 2025 and 2024, the expenses incurred by the Company related to its failed sale and leaseback arrangements were recognized on the Condensed Interim Consolidated Statements of Operations (Unaudited) as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Other income (expense):
Interest on financial obligations	$6,607	$5,914	$19,878	$17,850

Operating expenses:
Depreciation on financed property, plant and equipment	3,144	$4,286	9,841	$13,043
Total expense associated with failed sale leaseback arrangements	$9,751	$10,200	$29,719	$30,893
For the nine months ended September 30, 2025 and 2024, cash flows associated with the Company’s failed sale and leaseback arrangements were recognized in the Condensed Interim Consolidated Statements of Cash Flows (Unaudited) as follows:

	Nine months ended September 30,
	2025	2024
Cash flows from operating activities:
Operating cash flows from failed sale and leaseback arrangements	$(19,878)	$(17,850)

Cash flows from financing activities:
Financing cash flows from failed sale leaseback financial obligations	(4,252)	$(4,210)
Net cash flows from failed sale and leaseback arrangements	$(24,130)	$(22,060)

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
As of September 30, 2025, maturities of the Company’s financial obligations associated with its failed sale and leaseback arrangements were as follows:

Fiscal Year	Financial Obligations
2025 (three months remaining)	$8,164
2026	33,139
2027	31,006
2028	31,841
2029	31,692
2030 and thereafter	356,642
Total undiscounted remaining minimum lease payments	492,484
Less: imputed interest	(280,754)
Total discounted remaining minimum lease payments	$211,730
Asset specific impairment
2025
During the three and nine months ended September 30, 2025, the Company recognized an impairment loss of $0.8 million and $1.7 million, respectively, to reduce the carrying value of certain cultivation assets assigned to failed sale and leaseback arrangements. See Note 10 — Property, plant and equipment, net for further details.
2024
The Company did not recognize an impairment loss on the assets underlying its failed sale and leaseback arrangements during the three and nine months ended September 30, 2024.
Note 13 — Intangible assets, net and Goodwill
Intangible assets, net
Identifiable intangible assets consisted of the following as of September 30, 2025 and December 31, 2024:

As of September 30, 2025	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,316,401	$(400,667)	$915,734
Trade names	163,083	(63,558)	99,525
Non-compete agreements	25,238	(14,053)	11,185
Intellectual property and know-how	9,508	(3,311)	6,197
Internal-use software	761	(32)	729
Customer relationships	70	(12)	58
Intangible assets, net(1)	$1,515,061	$(481,633)	$1,033,428

(1) Intangible assets held by the Company’s international subsidiaries are subject to foreign currency translation adjustments.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

As of December 31, 2024	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Licenses and service agreements	$1,289,829	$(331,589)	$958,240
Trade names	166,843	(60,375)	106,468
Non-compete agreements	32,337	(19,490)	12,847
Intellectual property and know-how	9,365	(1,889)	7,476
Internal-use software	370	(4)	366
Intangible assets, net(1)	$1,498,744	$(413,347)	$1,085,397

(1) Intangible assets held by the Company’s international subsidiaries are subject to foreign currency translation adjustments.
During the nine months ended September 30, 2025, the gross carrying amount of intangible assets increased by $16.3 million, primarily due to foreign currency translation adjustments.
Amortization expense for the Company’s intangible assets was $25.1 million and $74.8 million for the three and nine months ended September 30, 2025, respectively, compared to $28.0 million and $83.5 million for the three and nine months ended September 30, 2024, respectively.
As of September 30, 2025, the Company’s estimated intangible amortization expense over the next five years was as follows:

Fiscal Year	Estimated Amortization
2025	$100,588
2026	99,760
2027	99,125
2028	95,571
2029	89,440
The Company’s remaining weighted average amortization period for its outstanding intangibles as of September 30, 2025 was 12.04 years. The following table outlines the remaining weighted average amortization period for each major class of intangible assets as of September 30, 2025:

Asset class:	Weighted Average Amortization (in years)
Licenses and service agreements	12.22
Trade names	11.73
Non-compete agreements	5.68
Internal-use software	4.90
Intellectual property and know-how	3.27
Customer relationships	2.50

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Goodwill
The changes in the Company’s Goodwill as of September 30, 2025 and December 31, 2024 were as follows:

	Domestic	International	Total
Balance at December 31, 2023	$551,181	$75,447	$626,628
Acquisitions (Note 4)	—	6,137	6,137
Measurement period adjustment (Note 4)	—	63	63
Effect of exchange rate differences	—	(3,944)	(3,944)
Balance at December 31, 2024	551,181	77,703	628,884
Acquisitions (Note 4) (1)	—	1,328	1,328
Measurement period adjustment (Note 4)	—	(3,984)	(3,984)
Effect of exchange rate differences	—	8,767	8,767
Balance at September 30, 2025	$551,181	$83,814	$634,995

(1) Incurred in connection with an individually immaterial acquisition consummated during the second quarter of 2025 within the Company's international operations.
Note 14 — Investments and other assets
Investments and other assets consist of the following as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
Security deposits(1)	$10,456	$10,322
Investments(2)(3)	1,373	1,713
Other assets(4)	1,290	2,947
Total other assets	$13,119	$14,982

(1) Represents security deposits for certain lease arrangements. See Note 11 — Leases for further details.
(2) Represents an investment in a real estate investment trust arising from certain failed sale and leaseback arrangements, as further discussed in Note 12 — Failed sale leaseback arrangements.
(3) Represents investments intended to support the ongoing growth of the Company’s international operations.
(4) Represents marketing and promotional materials.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 15 — Accrued Expenses
Accrued Expenses consist of the following as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
Accrued payroll expenses	$29,076	$30,161
Accrued inventory expenses	16,244	10,830
Accounting, legal and professional fees	11,085	8,655
Interest payable	11,085	10,791
Other accrued expenses	6,996	11,358
Sales taxes payable	6,699	7,170
Excise taxes payable	5,959	4,719
Accrued occupancy and technology expenses	5,139	4,940
Accrued loyalty payable	4,978	5,821
Property & other taxes payable	4,569	2,816
Accrued marketing expenses	3,094	2,560
Deferred revenue	856	2,367
Total accrued expenses	$105,780	$102,188
Note 16 — Notes payable
Notes payable consist of the following as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
Senior Secured Notes – 2026	$456,815	$460,000
Senior Secured Notes – 2027	62,906	—
Bloom Notes – 2025	—	60,000
Bloom Notes – 2024	—	16,500
Needham LOC	3,045	11,100
ABL Facility – EWB	12,000	12,000
Seller note payable	4,162	4,364
Other notes payable	12,217	15,439
Less: Unamortized debt discount/premium and deferred financing fees	(7,488)	(10,783)
Notes payable, net of unamortized debt discount/premium and deferred financing fees	543,657	568,620
Less: Notes payable - current	(43,693)	(101,723)
Notes payable - net of current	$499,964	$466,897

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Below is a summary of the Company’s credit facilities outstanding as of September 30, 2025:

Credit facility	Original facility size	Outstanding balance	Stated interest rate		Maturity date
Senior Secured Notes – 2026	$475,000	$456,815	8.00%	(3)	December 15, 2026
Senior Secured Notes – 2027(13)	67,000	62,906	10.00%	(4)	December 17, 2027
Bloom Notes – 2025(13)	60,000	—	4.00%	(5)	January 17, 2025
Bloom Notes – 2024	50,000	—	10.00%	(6)	January 18, 2025/ October 18, 2024	(6)
Needham LOC	40,000	3,045	7.99%	(7)	December 15, 2026	(14)
ABL Facility - EWB Note	12,000	12,000	6.00%	(8)	August 25, 2026
Other notes payable - BHH Note(1)	7,500	6,351	15.00%	(9)	September 30, 2025	(15)
Other notes payable - miscellaneous(1)	4,011	3,636	Various		Various
Other notes payable - VOWL Note(1)	2,226	2,230	4.25%	(10)	December 30, 2025	(16)
Other notes payable - NGC Note(1)	1,600	—	12.00%	(11)	July 1, 2025	(17)
Seller note payable - Scottsdale Note(2)	5,100	4,162	5.00%	(12)	December 1, 2036
	$724,437	$551,145

(1) The Company has a note payable (the “BHH Note”) with Tangela Holdings, Ltd (“Tangela”) and Portiagate Investment LTD, which was executed in the last quarter of 2020 and amended in the third quarter of 2022, in connection with the Company gaining a controlling interest in Broad Horizons Holdings, LLC (“BHH”). In addition, the Company has a separate note payable with Tangela, which was executed to fund bulk purchases of cannabis for resale by NGC (the “NGC Note”). Lastly, Four20 Pharma GmbH (“Four20”), a subsidiary of the Company, has a note payable with Verbundvolksbank OWL (the “VOWL Note”). Other notes payable - miscellaneous is comprised of various immaterial loans held by Curaleaf International.

(2) The Company has a seller note payable incurred in connection with the Company’s purchase of a building in Scottsdale, Arizona (the “Scottsdale Note”).
(3) Compounded semi-annually and payable in arrears on June 15th and December 15th of each year.
(4) Compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for a period of time. Interest is payable monthly in arrears, beginning February 17th, with principal repayments beginning August 17, 2025.

(5) Computed daily on the basis of a 360-day year and payable at maturity.
(6) The Installment Amount (as defined herein) matured on October 18, 2024, and the Conversion Amount matured on January 18, 2025. The Conversion Amount was settled in its entirety through the issuance of SVS, as discussed further herein in the section titled “Bloom Notes”.

(7) Calculated on the basis of a 360-day year. Interest is due on the 6th of each month.
(8) Calculated on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is due on the 25th of each month.
(9) Computed daily on the basis of a 365-day year (or 366 days in the case of a leap year) and payable quarterly in arrears on each January 1, April 1, and October 1 following the closing date, with the final interest payment due and payable on the maturity date.

(10) Calculated on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is due on the 30th of each month.
(11) Calculated on the basis of a 365-day year. Interest is payable in one or several installments no later than 30 days from the maturity date.
(12) Computed on the basis of a 365-day year. Interest is due at maturity. As a payment-in-kind loan, interest accrued increases the outstanding balance of the loan each reporting period.
(13) In January 2025, the Bloom Note - 2025 was exchanged for Senior Secured Notes – 2027; see section herein titled "Bloom Notes" for further details.
(14) The Company has the option to extend the Needham LOC to December 15, 2028, subject to certain conditions specified in the agreement.
(15) The BHH Note matured as scheduled. The Company made a partial payment of $1.4 million (inclusive of accrued interest) on September 30, 2025, with the remaining principal balance settled on October 1, 2025.

(16) The maturity date for the VOWL Note was extended from May 31, 2025 to December 30, 2025, subject to certain conditions.
(17) The NGC Note matured as scheduled and was settled in full on the maturity date.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s interest expense by credit facility for the three and nine months ended September 30, 2025 is as follows:

		Three months ended September 30, 2025			Nine months ended September 30, 2025
	Effective interest rate	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (1)	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (1)
Senior Secured Notes – 2026	9.30%	$9,151	$1,487	$10,638	$27,450	$4,461	$31,911
Senior Secured Notes – 2027	10.69%	1,675	82	1,757	4,709	189	4,898
Bloom Notes – 2025	10.36%	—	—	—	29	142	171
Bloom Notes – 2024	10.00%	—	—	—	267	—	267
Needham LOC	7.99%	213	390	603	739	862	1,601
ABL Facility - EWB Note	6.00%	180	9	189	538	39	577
Other notes payable - BHH Note	15.00%	281	—	281	841	—	841
Seller notes payable - Scottsdale Note	5.00%	53	—	53	163	—	163
Other notes payable - miscellaneous	various	30	—	30	145	—	145
Other notes payable - VOWL Note	4.25%	24	—	24	63	—	63
Other notes payable - NGC Note	12.00%	—	—	—	102	—	102
		$11,607	$1,968	$13,575	$35,046	$5,693	$40,739

(1) Total interest expense herein does not encompass interest expense recognized on the Company’s deferred consideration obligations. For the three and nine months ended September 30, 2025, the Company recognized interest expense of $1.0 million and $2.9 million on its deferred consideration obligations. Refer to Note 4 — Acquisitions — Deferred consideration for further details.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company’s interest expense by credit facility for the three and nine months ended September 30, 2024 is as follows:

		Three months ended September 30, 2024			Nine months ended September 30, 2024
	Effective interest rate	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (2)	Stated interest expense	Amortization of debt discount/premium and deferred financing fees	Total interest expense (2)
Senior Secured Notes – 2026	8.00%	$9,200	$1,285	$10,485	$28,000	$3,946	$31,946
Bloom Notes – 2025	10.35%	613	927	1,540	1,827	2,692	4,519
Bloom Notes – 2024	10.00%	665	—	665	2,578	—	2,578
ABL Facility - EWB Note	6.00%	117	—	117	363	—	363
Other notes payable - BHH Note	14.79%	284	—	284	845	—	845
Seller notes payable - Scottsdale Note	5.00%	60	—	60	183	—	183
Other notes payable - miscellaneous	various	1	—	1	2	—	2
Other notes payable - VOWL Note	5.90%	53	—	53	206	—	206
Other notes payable - NGC Note	12.00%	41	—	41	41	—	41
Seller notes payable - Phyto Note(1)	7.50%	—	—	—	189	—	189
		$11,034	$2,212	$13,246	$34,234	$6,638	$40,872

(1) The Phyto Note was paid in full on July 1, 2024.
(2) Total interest expense herein does not encompass interest expense recognized on the Company’s deferred consideration obligations. For the three and nine months ended September 30, 2024, the Company recognized interest expense of $1.7 million and $3.4 million on its deferred consideration obligations. Refer to Note 4 — Acquisitions — Deferred consideration for further details.

As of September 30, 2025, future principal payment obligations related to the Company’s Notes payable were as follows:

Fiscal year:	Amount
2025 (remaining three months)	$17,385
2026	499,259
2027	30,264
2028	829
2029 and thereafter	3,408
Total future principal payments	$551,145
As of September 30, 2025 and December 31, 2024, the carrying values and fair values of the Company’s Notes payable were as follows:

	As of
	September 30, 2025	December 31, 2024
Carrying Value	$551,145	$579,403
Fair Value	531,579	560,171

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Information about the Company’s exposure to interest rate risks and liquidity risks is included in Note 26 — Fair value measurements and financial risk management.
Senior Secured Notes – 2026
In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475.0 million (“Senior Secured Notes – 2026”). The note indenture, dated December 15, 2021 and as amended on December 12, 2023, governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring additional indebtedness include the requirement that post-incurrence of the additional debt, a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained. The issuance of additional senior secured notes or other debt pari passu to the existing notes is permitted, provided that post-incurrence of the additional debt, the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained and provided certain other conditions are met. Under the Note Indenture, the Company and certain of its guarantor entities are required to grant a first lien security interest in their respective assets to the appointed trustee, including assets acquired after the issue of the Senior Secured Notes – 2026, subject to limited exceptions. Despite the first lien granted to the holders of the Senior Secured Notes – 2026, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks for revolving credit loans, such as the Needham LOC (as defined herein), provided that the interest rate applicable to such revolving credit loans is lower than the interest rate applicable to the Senior Secured Notes – 2026.
Subject to the consent of Needham Bank, the Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, may be redeemed early without incurring a prepayment premium.
Purchase of Senior Secured Notes - 2026 for Cancellation
On April 30, 2024, in an arms-length transaction, the Company paid $14.3 million to purchase, for cancellation, Senior Secured Notes – 2026 that had a face value of $15 million. The Company also reduced accrued interest by $3.2 million that had been accruing from December 15, 2023 through April 30, 2024 specific to the notes purchased for cancellation.
On July 22, 2025, in an arms-length transaction, the Company paid $2.9 million to purchase, for cancellation, Senior Secured Notes – 2026, that had a face value of $3.2 million. The Company also reduced accrued interest by $0.4 million that had been accruing from June 15, 2025 through July 22, 2025 specific to the notes purchased for cancellation.
Senior Secured Notes – 2027
On January 17, 2025, the Company entered into an agreement (the “Note Exchange Agreement”) with the former owners of Bloom (the “Bloom Lenders”), pursuant to which the Company agreed to accept from the Bloom Lenders, and the Bloom Lenders agreed to transfer to the Company, the Bloom Notes – 2025 in exchange for senior secured notes of the Company with an aggregate principal balance of $67 million (the “Senior Secured Notes — 2027”), consisting of the $60 million then-outstanding principal of the Bloom Notes – 2025 plus $7 million of accrued interest on such notes (the “Note Exchange”). In connection with the Note Exchange, the Company paid in cash (i) $0.6 million, representing the remaining balance of interest accrued on the Bloom Notes – 2025 as of the date of the Note Exchange and (ii) $1.0 million of debt origination fees. The Senior Secured Notes – 2027 mature on January 17, 2027 and bear interest at 10.0% per annum, compounded monthly and computed daily on the basis of a 360-day year for the actual number of days elapsed for any period of time. Interest is payable monthly in arrears, beginning February 17, 2025, with principal repayments beginning August 17, 2025. There are no prepayment penalties on the Senior Secured Notes – 2027.
The Company accounted for the Note Exchange as a debt extinguishment and recognized a loss on extinguishment of debt of $0.3 million, which is recognized within Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited).
Bloom Notes
In connection with the Bloom acquisition, the Company issued three sets of secured promissory notes (collectively, the “Bloom Notes”) to the former Bloom owners (the “Bloom Lenders”).

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
On December 29, 2023, the Company entered into an agreement with the Bloom Lenders, pursuant to which the Bloom Note – 2024 was restructured into a partially convertible secured promissory note (the “Restructured Bloom Note”) payable in cash and SVS, subject to the approval of the TSX. The Restructured Bloom Note had a principal amount of $47.5 million comprised of an installment amount of $31.0 million (the “Installment Amount”), which matured on October 18, 2024, and a conversion amount of $16.5 million (the “Conversion Amount”) that matured on January 18, 2025. The Conversion Amount was settled, in its entirety, through the issuance of 4,282,596 SVS to the Bloom Lenders, with each of the Bloom Lenders receiving a proportionate share of SVS. Fractional shares were settled in cash.
The Company recognized a gain on extinguishment of debt of $1.8 million, which is recognized within Other (expense) income, net on the Condensed Interim Consolidated Statements of Operations (Unaudited). As of September 30, 2025, the Company has no outstanding obligation under the Bloom Notes. For further discussion on the Bloom Notes, see Note 16 — Notes payable of the Annual Financial Statements.
Needham Bank
On November 6, 2024, the Company entered into a loan agreement (the “Needham Loan Agreement”) with Needham Bank (“Needham”), establishing a revolving line of credit for up to $40 million (the “Needham LOC”), with an option to request up to an additional $20 million, beginning May 6, 2026, subject to Needham’s discretion and credit approval process. The Needham Loan Agreement grants Needham a first-priority lien on the pledged collateral, which is inclusive of the mortgages, business assets and equity of all underlying borrowers and guarantors, and includes a limited guaranty equal to the value of the Company’s equity interest in Curaleaf, Inc. The Needham Loan Agreement contains financial covenants, including the requirement to maintain a total loan-to-value ratio of no more than 80.0%, based on the “as-is” fair market value of the pledged real estate. Proceeds may be utilized for general corporate purposes, including working capital and operational expenses.
Tangela Holdings, LTD
On June 11, 2024, the Company entered into a loan agreement (the “NGC Note”) with Tangela for $1.6 million to fund bulk purchases of cannabis for resale by NGC. The NGC Note, as most recently amended on March 11, 2025, matured as scheduled, and on July 1, 2025, the Company settled the loan in full for $1.6 million.
Asset-based revolving credit facility
On August 25, 2023, the Company entered into an asset-based revolving credit facility (the “ABL Facility”) with EWB that provided for borrowings up to $6.5 million and immediately drew down $6.5 million (the “EWB Note”). The EWB Note had a maturity date of August 25, 2024. On March 26, 2024, the Company signed an agreement (the “1st Change in Terms Agreement”), increasing the ABL Facility to $10 million and extending the maturity date of the EWB Note to August 25, 2025. On June 14, 2024, the Company executed an amendment to the 1st Change in Terms Agreement, increasing the ABL Facility by an additional $2 million to $12 million. On September 2, 2025, the Company executed Amendment No. 3 to its Loan Agreement with East West Bank, extending the maturity date to August 25, 2026. No other changes were made to the ABL Facility.
The ABL Facility is secured by the Company’s deposit accounts at EWB, and as such, the Company’s balance in the EWB deposit accounts have been classified as restricted cash within Cash and cash equivalents on the Company’s Condensed Interim Consolidated Balance Sheets (Unaudited) as of September 30, 2025 and December 31, 2024.
Covenant compliance
As of September 30, 2025, the Company was in compliance with all financial covenants within each credit facility, and the Company did not observe evidence of any cross-defaults.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 17 — Shareholders’ equity
Authorized
As of September 30, 2025, the Company’s authorized share capital consists of (i) an unlimited number of multiple voting shares (“MVS”), (ii) an unlimited number of SVS and (iii) an unlimited number of non-voting and non-participating shares that are exchangeable at the shareholder’s option into SVS (the “Exchangeable Shares”). All three classes of authorized share capital are without par value. The MVS are held directly or indirectly by Boris Jordan, the Company’s Chief Executive Officer and Chairman (“CEO and Chairman”).
Issued
Holders of the SVS are entitled to one vote per share. MVS Holders are entitled to 15 votes per share and are entitled to notice of and to attend any meeting of the Company’s shareholders, except for shareholder meetings in which only holders of a particular class or series of shares will have the right to vote.
The MVS are convertible into SVS on a one-for-one basis at any time at the option of the holder or upon termination of the MVS structure. The MVS shall automatically convert into SVS upon the earlier to occur of: (i) the transfer or disposition of the MVS by the CEO and Chairman to one or more third parties who are not permitted holders; (ii) the CEO and Chairman or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding SVS and MVS on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the SVS being listed and posted for trading on a U.S. national securities exchange, such as Nasdaq or the New York Stock Exchange.
As of September 30, 2025, the Company’s MVS represented approximately 12.3% of the total issued and outstanding shares and controlled approximately 67.7% of the total voting power. As of December 31, 2024, the Company’s MVS represented approximately 12.5% of the total issued and outstanding shares and controlled approximately 68.2% of the total voting power.
As of September 30, 2025, no Exchangeable Shares have been issued.
As of September 30, 2025 and December 31, 2024, the number of SVS available for issuance under the Company’s 2018 Long Term Incentive Plan (“LTIP”) was 76,642,689 and 75,005,892, respectively. See Note 19 — Share-based compensation for further detail.
Treasury shares
There were no SVS repurchased into treasury during the three and nine months ended September 30, 2025 and 2024.
Note 18 — Redeemable non-controlling interest
On April 7, 2021, the Company established Curaleaf International together with a strategic investor (the “Strategic Investor”) who provided initial capital of $130.8 million for 31.5% equity interest in Curaleaf International (the “Curaleaf International Transaction”). Curaleaf and the Strategic Investor entered into a shareholders’ agreement (the “International Shareholders Agreement”) regarding the governance of Curaleaf International, pursuant to which Curaleaf International had control over operational issues and the raising of capital as well as the ability to exit the business. In addition, the strategic investor’s stake was subject to put/call rights, which permitted either party to cause the Strategic Investor’s stake to be purchased by the Company, starting the earlier of change of control or in 2025.
In January 2025, the Strategic Investor exercised its put option by submitting an irrevocable notice to the Company. On July 2, 2025, the Company settled the put option and acquired the minority stake in Curaleaf International, resulting in the Company obtaining 100% ownership of Curaleaf International. The transaction was executed pursuant to the International Shareholders Agreement and was settled entirely through the issuance of SVS. The transaction resulted in a change in ownership interest without a loss of control and was accounted for as an equity transaction in accordance with ASC 810. See Note 2 — Basis of presentation and consolidation for further details. As a result, the Company derecognized the Redeemable NCI, which had a carrying value of $102.1 million, and issued 6,810,853 SVS valued at $5.4 million. The net impact of this exchange was recorded in Additional paid-in capital.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
In connection with the acquisition of Four20 Pharma GmbH (“Four20”), in September 2022, the selling shareholders and Curaleaf International entered into separate put/call options, which permit either party to trigger the roll-up of the remaining equity of Four20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025, if adult use launch has not occurred by such date. Management considers the redemption of the put/call options to be probable.
As of September 30, 2025 and December 31, 2024, the Company’s Redeemable NCI was allocated as follows:

As of	Curaleaf International	Four20(1)(2)	Total
December 31, 2024	$94,561	$37,618	$132,179
September 30, 2025(1)	—	71,406	71,406

(1) The Company recorded $32.3 million and $22.7 million in order to reflect the put/call options obligation at their redemption value as of September 30, 2025 and December 31, 2024. See Note 2 — Basis of presentation and consolidation for further details.

(2) The Company anticipates the value of the put/call options related to Four20 to be between $80 million to $100 million upon redemption, payable in cash and stock.
Note 19 — Share-based compensation
Equity Incentive Plans
The Company maintains a 2018 Stock and Incentive Plan (as amended from time to time, the “LTIP”), which provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and stock units, performance stock and stock units awards, dividend equivalents and other share-based awards to eligible participants. The number of SVS reserved for issuance from time to time under the LTIP is calculated as 10% of the aggregate number of SVS and MVS outstanding on an “as-converted” basis.
Virtual Employee Share Options
In the second quarter of 2025, the Company granted VSOs in connection with the Company’s prior acquisition of Four20 in September 2022. The VSOs were granted to certain employees of Four20 and vest over a 36-month requisite service period, ending December 31, 2025, with payment contingent on a qualifying “Exit Event”, as defined in the underlying plan agreement.
Share-based compensation consisted of the following for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Equity-classified awards:
Stock options	$2,180	$2,088	$6,185	$6,973
Performance stock units	4,004	440	4,986	1,793
Restricted stock units	3,041	3,489	8,611	11,603
Share-based compensation expense: equity-classified awards	9,225	6,017	19,782	20,369
Liability-classified awards:
Virtual share option awards(1)	1,069	—	3,613	—
Share-based compensation expense: liability-settled awards	1,069	—	3,613	—
Total share-based compensation expense	$10,294	$6,017	$23,395	$20,369

(1) Includes the cumulative share-based compensation expense recognized for VSOs granted during the second quarter of 2025, for which the requisite service periods retroactively commenced in January 2023.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Stock options
As of September 30, 2025 and 2024, total unamortized compensation cost related to unvested stock options was $13.8 million and $15.7 million, respectively, which the Company expects to recognize over a weighted-average period of 2.04 and 2.12 years, respectively.
The total intrinsic value of stock options exercised and the total fair value of stock options vested during the nine months ended September 30, 2025 and 2024 were as follows:

	Nine months ended September 30,
	2025	2024
Total intrinsic value of options exercised	$4,767	$208
Total fair value of shares vested	4,816	7,175
Significant assumptions used to estimate the fair value of the Company’s stock options granted during the nine months ended September 30, 2025 and 2024 were as follows:

Nine months ended September 30,
	2025	2024
Expected volatility	72% — 78%	71% — 72%
Expected life in years	6.16 — 6.24	6.01 — 6.02
Expected dividends(1)	—%	—%
Risk-free interest rate (based on government bonds)	3.81% — 4.21%	3.63% — 4.52%

(1) The Company has never paid cash dividends nor expects to pay cash dividends in the foreseeable future.
The Company’s stock options activity and related information during the nine months ended September 30, 2025 and 2024 were as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2025	29,661,070	$4.98
Forfeited(1)	(6,359,122)	7.75
Expired(1)	(2,045,380)	8.99
Exercised	(1,850,000)	0.11
Granted	12,629,583	1.03
Outstanding at September 30, 2025	32,036,151	$2.90	6.91	$33,421
Options exercisable at September 30, 2025	9,992,776	$3.66	3.25	$12,002

(1) Includes adjustments for changes in estimates.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding at January 1, 2024	27,932,603	$5.29
Forfeited(1)	(1,192,141)	4.50
Expired(1)	(307,682)	11.25
Exercised	(75,391)	2.06
Granted	2,900,281	3.90
Outstanding at September 30, 2024	29,257,670	$5.13	5.78	$19,088
Options exercisable at September 30, 2024	16,594,878	$5.54	3.73	$18,793

(1) Includes adjustments for changes in estimates.
Performance stock units
As of September 30, 2025 and 2024, total unamortized compensation cost related to unvested performance stock units was $9.3 million and $5.1 million, respectively, which the Company expects to recognize over a weighted-average period of 1.59 and 1.54 years, respectively.
The Company’s PSU activity and related information for the nine months ended September 30, 2025 and 2024 were as follows:

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2025	1,889,582	$3.81
Forfeited(1)	(1,417,885)	3.16
Vested	(359,948)	3.45
Granted	10,011,139	0.94
Unvested at September 30, 2025	10,122,888	$1.07
Inception-to-date PSUs vested at September 30, 2025	756,485	$3.16

(1) Includes adjustments for changes in estimates.

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	2,024,121	$2.89
Forfeited(1)	(1,422,045)	3.51
Vested	(325,248)	2.89
Granted	2,403,824	4.04
Unvested at September 30, 2024	2,680,652	$3.59
Inception-to-date PSUs vested at September 30, 2024	325,248	$2.89

(1) Includes adjustments for changes in estimates.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Restricted stock units
As of September 30, 2025 and 2024, total unamortized compensation cost related to unvested restricted stock units was $21.6 million, which the Company expected to recognize over a weighted-average period of 2.11 years and 2.01 years, respectively.
The Company’s RSU activity and related information for the nine months ended September 30, 2025 and 2024 were as follows:

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2025	6,333,784	$3.63
Forfeited(1)	(1,873,820)	2.15
Vested	(2,251,304)	4.18
Granted	19,148,071	0.97
Unvested at September 30, 2025	21,356,731	$1.31
Inception-to-date RSUs vested at September 30, 2025	11,312,699	$6.05

(1) Includes adjustments for changes in estimates.

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested at January 1, 2024	6,145,959	$4.12
Forfeited(1)	(1,350,620)	4.19
Vested	(2,662,637)	4.33
Granted	4,947,025	4.06
Unvested at September 30, 2024	7,079,727	$3.99
Inception-to-date RSUs vested at September 30, 2024	8,495,475	$6.65

(1) Includes adjustments for changes in estimates.
Note 20 — Selling, general and administrative expense
Selling, general and administrative expenses consisted of the following for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Salaries and benefits	$57,504	$56,810	$172,447	$173,362
Rent and occupancy	15,596	14,171	45,576	40,894
Sales and marketing(1)	12,346	12,900	35,480	37,529
Office supplies and services	11,703	11,596	34,113	33,802
Professional fees	4,987	6,082	16,597	18,221
Insurance and compliance	2,317	2,300	6,997	6,534
Travel	1,773	1,654	5,427	4,966
Research and development	261	152	853	1,111
Other operating expense	3,690	632	5,188	3,777
Total selling, general and administrative expense	$110,177	$106,297	$322,678	$320,196

(1) Includes advertising costs of $5.4 million and $15.1 million for the three and nine months ended September 30, 2025, respectively and $5.0 million and $14.3 million for the three and nine months ended September 30, 2024, respectively.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 21 — Defined contribution plans
The Company established the Curaleaf, Inc. 401(k) Plan (the “Plan”) effective January 1, 2022. The Company’s U.S. employees are generally eligible to participate in the Plan. The Plan allows eligible employees to make contributions, up to limits set by the IRS, through payroll deductions and invest their contributions in one or more of the investment funds offered by the Plan. For employees who have completed one or more years of eligible service, the Company matches 25% of the first 4% of eligible contribution on a pretax and/or Roth 401(k) basis for each annual period. Under the Plan, employees become eligible for contributions on the first day of the calendar month, coincident with or next, following the date the employee performs an hour of service as an eligible employee. Matched contributions are always fully vested.
Employees outside the U.S. who are not covered by the Plan may be covered by defined contribution plans that are subject to applicable laws and rules of the country in which they are administered.
Employer contributions, which are expensed as incurred, totaled $0.6 million and $1.5 million for the three and nine months ended September 30, 2025, respectively and $0.3 million and $0.8 million for the three and nine months ended September 30, 2024, respectively.
Note 22 — Other (expense) income, net
Other income (expense), net consists of the following for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(Loss) gain on disposal of assets	$(1,221)	$(34)	$(2,550)	$1,328
(Loss) gain on investment	(1,424)	4,003	(1,093)	2,827
Gain on extinguishment of debt	199	—	1,685	245
Foreign exchange (loss) gain	(1,160)	2,158	3,764	2,151
Other income (expense), net	1,329	(1,399)	759	(2,301)
Total other (expense) income, net	$(2,277)	$4,728	$2,565	$4,250

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Note 23 — Earnings per share
Basic and diluted loss per share attributable to Curaleaf Holdings, Inc. for the three and nine months ended September 30, 2025 and 2024 were calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Numerator:
Net loss from continuing operations	$(54,546)	$(44,348)	$(159,943)	$(144,444)
Less: excess redemption value above carrying value(3)	(7,079)	(9,371)	(32,267)	(9,371)
Net loss from continuing operations, net of excess redemption value	(61,625)	(53,719)	(192,210)	(153,815)
Net (loss) income from discontinued operations	(2,138)	1,620	(10,593)	910
Net loss, net of excess redemption value	(63,763)	(52,099)	(202,803)	(152,905)
Less: Net income (loss) attributable to non-controlling interest	345	(2,032)	717	(5,674)
Net loss attributable to Curaleaf Holdings, Inc., net of excess redemption value	$(64,108)	$(50,067)	$(203,520)	$(147,231)

Per share – basic and diluted(1):
Net loss per share from continuing operations⁽[3]⁾	$(0.08)	$(0.07)	$(0.25)	$(0.20)
Net loss per share from discontinued operations	—	—	(0.01)	—
Net loss per share attributable to Curaleaf Holdings, Inc.(1)	$(0.08)	$(0.07)	$(0.26)	$(0.20)

Denominator:
Basic weighted-average common shares outstanding	764,825,622	742,535,355	758,809,812	739,833,334
Dilutive effect of stock options to purchase common stock	7,258,225	—	4,636,093	963
Dilutive effect of restricted and performance-based stock awards(2)	11,570,049	707,630	8,853,426	2,527,125
Dilutive effect of convertible debt	—	4,282,600	—	4,282,600
Dilutive effect of contingent shares	778,000	1,509,000	778,000	1,509,000
Dilutive weighted-average common shares outstanding	784,431,896	749,034,585	773,077,331	748,153,022

(1) As a result of the Company’s net losses from its continuing and discontinued operations for the three and nine months ended September 30, 2025 and 2024, the calculation of diluted net loss per share for each period presented gives no consideration to potentially anti-dilutive securities; and as such, is the same as basic net loss per share for each period presented.
(2) Excludes PSU awards that did not meet performance criteria as of September 30, 2025 and 2024. Diluted EPS for the three and nine months ended September 30, 2024 has been revised to reflect this exclusion.
(3) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders' equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). Pursuant to ASC 480-10, Distinguishing Liabilities from Equity, the excess redemption value must be included in the calculation of earnings per share - basic and diluted. See Note 2 — Basis of presentation and consolidation for further details.

Note 24 — Segment reporting
The Company operates through two distinct reportable segments: (i) Domestic Operations and (ii) International Operations. This segmentation reflects the point at which the Company’s business units no longer share similar economic characteristics and differ significantly in key areas, including:
(a)the nature of cultivation and manufacturing processes;
(b)the class of customer for products and services;

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
(c)distribution methods and
(d)the regulatory environments in which they operate.
In addition, this segmentation reflects the manner in which the Company’s chief operating decision maker (the “CODM”), its CEO, allocates resources and evaluates performance as well as the manner in which the Company’s internal financial reporting is structured.
The Company’s reportable segments generate revenues from the cultivation, production and distribution of cannabis and hemp-derived THC products. The Company’s Domestic Operations are organized on a region-level basis, vertically integrated in the majority of the states in which the Company operates and derives the majority of its revenues from retail sales. In contrast, the Company’s International Operations are organized on a country-level basis, has centralized cultivation facilities in Portugal and Canada and derives the majority of its revenue from wholesale sales.
The Company’s CODM assesses the performance of each reportable segment and allocates resources based on Adjusted EBITDA1 and Adjusted EBITDA Margin2. These non-GAAP financial measures and ratios are considered key financial and operational indicators. The CODM also reviews significant segment expenses within these measures, which consist primarily of Cost of goods sold and Total operating expenses.
Not only do these measures provide meaningful insights into the financial strength and performance of each reportable segment, they also serve to (i) clarify the Company’s operating performance for investors; (ii) enhance comparability across industry peers and (iii) offer investors a view of the Company’s operations as analyzed internally by the CODM and the Company’s executive leadership team. While these measures are useful supplemental indicators, they are non-GAAP financial measures and should not be considered in isolation or as alternatives to measures determined in accordance with GAAP.
The accounting policies for each reportable segment are consistent with those described in Note 3 — Significant accounting policies. The Company records no intersegment sales or transfers and does not allocate corporate overhead costs to its reportable segments, due to the illegality of cannabis activities under U.S. Federal law.
The following table presents Adjusted EBITDA by reportable segment for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,
	Domestic		International (1)		Total
	2025	2024	2025	2024	2025	2024
Income (loss) from continuing operations	$5,086	$14,606	$(1,055)	$(5,377)	$4,031	$9,229
Depreciation and amortization	43,177	46,752	6,289	7,860	49,466	54,612
Other add-backs, net (2)	14,294	10,707	1,500	745	15,794	11,452
Adjusted EBITDA	$62,557	$72,065	$6,734	$3,228	$69,291	$75,293
Adjusted EBITDA Margin	23%	24%	15%	11%	22%	23%

Total Revenues	$274,252	$300,956	$45,992	$29,574	$320,244	$330,530

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segmented results across quarters and year-over-year.

(2) Other add-backs for the three months ended September 30, 2025 primarily include costs related to salaries and benefits; accounting, legal and professional fees and rent and other facility costs. Other add-backs for the three months ended September 30, 2024 primarily include costs related to salaries and benefits, legal and professional fees and lobbyist/PR spend.

1 Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, less share-based compensation expense and other adjustments related to business development, acquisitions, financing and reorganization costs
2 Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total revenues, net.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)

	Nine months ended September 30,
	Domestic		International (1)		Total
	2025	2024	2025	2024	2025	2024
Income from continuing operations	$22,194	$50,904	$(7,052)	$(21,426)	$15,142	$29,478
Depreciation and amortization	130,340	135,651	18,208	22,692	148,548	158,343
Other add-backs, net (2)	31,328	35,642	4,944	1,536	36,272	37,178
Adjusted EBITDA	$183,862	$222,197	$16,100	$2,802	$199,962	$224,999
Adjusted EBITDA Margin	22%	24%	13%	4%	21%	22%

Total Revenues	$822,950	$936,872	$121,821	$74,876	$944,771	$1,011,748

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segmented results across quarters and year-over-year.

(2) Other add-backs for the nine months ended September 30, 2025 primarily include costs related to salaries and benefits, accounting, legal and professional fees as well as rent and other facility costs. Other add-backs for the nine months ended September 30, 2024 primarily include costs related to salaries and benefits, inventory, legal and professional fees and lobbyist/PR spend.

The following table presents selected financial information by reportable segment for the three months ended September 30, 2025 and 2024:

	Three months ended September 30,
	Domestic		International (1)		Total
	2025	2024	2025	2024	2025	2024
Retail revenues	$211,626	$243,253	$14,152	$9,997	$225,778	$253,250
Wholesale revenues	62,381	57,199	27,762	18,484	90,143	75,683
Management fee income	245	504	4,078	1,093	4,323	1,597
Total revenues, net	274,252	300,956	45,992	29,574	320,244	330,530
Cost of goods sold	134,626	153,495	25,877	16,519	160,503	170,014
Gross Profit	139,626	147,461	20,115	13,055	159,741	160,516
Total operating expenses	134,540	132,855	21,170	18,432	155,710	151,287
Income from continuing operations	$5,086	$14,606	$(1,055)	$(5,377)	$4,031	$9,229

Capital expenditures	$12,103	$25,658	$4,454	$2,135	$16,557	$27,793

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segmented results across quarters and year-over-year.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The following table presents selected financial information by reportable segment for the nine months ended September 30, 2025 and 2024:

	Nine months ended September 30,
	Domestic		International (1)		Total
	2025	2024	2025	2024	2025	2024
Retail revenues	$647,808	$759,021	$38,139	$26,343	$685,947	$785,364
Wholesale revenues	174,574	176,541	76,189	45,443	250,763	221,984
Management fee income	568	1,310	7,493	3,090	8,061	4,400
Total revenues, net	822,950	936,872	121,821	74,876	944,771	1,011,748
Cost of goods sold	409,872	485,360	67,431	44,503	477,303	529,863
Gross Profit	413,078	451,512	54,390	30,373	467,468	481,885
Total operating expenses	390,884	400,608	61,442	51,799	452,326	452,407
Income from continuing operations	$22,194	$50,904	$(7,052)	$(21,426)	$15,142	$29,478

Capital expenditures	$39,035	$57,338	$8,826	$8,220	$47,861	$65,558

(1) The Company is exposed to foreign currency exchange risk due to fluctuations between the functional currencies of its international subsidiaries and the USD. Additionally, the translation of these subsidiaries’ operating results into USD for reporting purposes introduces further exposure. While these fluctuations are not material to the Company’s consolidated operating results, they may impact the comparability of the Company’s segmented results across quarters and year-over-year.

The Company’s CODM reviews long-lived assets, and not total assets, by reportable segment. The following table presents long-lived assets by reportable segment as of September 30, 2025 and December 31, 2024:

Long-lived assets:	Domestic	International	Total
September 30, 2025	$2,084,946	$358,310	$2,443,256
December 31, 2024	2,186,287	333,568	2,519,855
Note 25 — Commitments and contingencies
Indemnification agreements
In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties.
In addition, the Company has entered into indemnification agreements with certain members of its board of directors and senior executive team that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or senior officers of the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. To date, the Company has not incurred any material costs as a result of such indemnification agreements. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its Consolidated Financial Statements (Unaudited).
Dividend Restriction
The Company has not historically paid dividends on its outstanding SVS. Any future determination to pay dividends will depend upon the Company's financial condition and results of operations. Furthermore, the Company’s ability to pay dividends is subject to applicable laws, regulatory capital requirements and compliance with covenants contained in the Company's outstanding debt arrangements.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
The Company has no record of paying dividends. Its ability to pay dividends would be dependent on the Company’s results of operation, subject to applicable laws and regulations, and would require maintenance of certain solvency and capital standards as well as applicable covenants within the Company’s outstanding debt arrangements.
Income tax returns
The Company files its income tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and foreign taxing authorities, where applicable. The Company records tax benefits for all years subject to examination, based upon management’s evaluation of the facts, circumstances and information available at the end of the reporting period. The Company has not recognized any tax benefits associated with those income tax positions where it is not more-likely-than-not that a tax benefit will result.
Litigation
The Company is involved in claims or lawsuits that arise in the ordinary course of business. Although the ultimate outcome of these claims or lawsuits cannot be ascertained by the Company, on the basis of present information and advice received from the Company’s legal counsel, it is management’s opinion that the disposition or ultimate determination of such claims or lawsuits, except as noted below, will not have a material effect on the Company’s operations and financial results.
Hello Farms
In 2020, GR Vending MI, LLC (“GR Vending MI”), prior to its acquisition by the Company, entered into a supply contract with Hello Farms Licensing MI, LLC (“Hello Farms”) (the “Hello Farms Supply Contract”) to acquire the expected output of Hello Farms’ Michigan cultivation facility from the 2020 and 2021 harvests, subject to certain conditions. Additionally, Cura MI, LLC (“Cura MI” and together with GR Vending MI, the “Michigan Entities”) entered into a guaranty agreement (the “Cura MI Guaranty”) with Hello Farms, under which Cura MI guaranteed the performance of GR Vending MI’s payment obligations under the Hello Farms Supply Contract. The Hello Farms Supply Contract was amended and restated in November 2020. Subsequently, GR Vending MI indicated that Hello Farms had failed to perform its obligations under the Hello Farms Supply Contract; and therefore, deemed the contract breached and therefore terminated. In February 2021, Hello Farms sued the Michigan Entities in a state court in Michigan. In March 2021, the case was moved to the U.S. District Court for the Eastern District of Michigan (the “Michigan Eastern District Court”). A trial was held in January 2025, after which a jury awarded Hello Farms approximately $31.8 million in damages against the Michigan Entities for breach of contract. Subsequently, in February 2025, Hello Farms filed a motion for award of prejudgment interest of $5.0 million. In May 2025, a judgment was issued awarding a post-filing prejudgment interest of $5.4 million, which increased the Company’s maximum loss on this litigation to $37.2 million. The Michigan Entities have appealed the ruling to the Sixth Circuit Court of Appeals.  Based on the Company's assessment of the likelihood of success on appeal, the estimated accrual as of September 30, 2025 is substantially less than the total potential loss associated with the judgment. If the Company’s challenge is unsuccessful, it is reasonably possible the resulting loss could materially exceed the Company’s current estimate.
The Michigan Entities, which are consolidated by the Company as VIEs, ceased operations in 2023, do not have any substantial assets and are classified by the Company as discontinued operations. See Note 6 — Discontinued operations for further details.
Note 26 — Fair value measurements and financial risk management
Non-recurring fair value measurements
The Company’s assets measured at fair value on a nonrecurring basis include its long-lived assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be written down to fair value. Fair value measurements of these assets are derived using inputs classified within Level 3 of the fair value hierarchy. See Note 10 — Property, plant and equipment, net, Note 11 — Leases and Note 13 — Intangible assets, net and Goodwill for further details.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Recurring fair value measurements
The Company’s financial instruments measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. The lowest level of inputs that are significant to the fair value measurements of these financial instruments are not based on observable market data; and therefore, these financial instruments are classified within Level 3 of the fair value hierarchy.
As of September 30, 2025 and December 31, 2024, the Company’s financial instruments measured at fair value on a recurring basis were classified in the fair value hierarchy as follows:

	As of September 30, 2025
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,373	$1,373
Contingent consideration liabilities	—	—	3,687	3,687
	$—	$—	$5,060	$5,060

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,713	$1,713
Contingent consideration liabilities	—	3,310	2,837	6,147
	$—	$3,310	$4,550	$7,860
Level 3
As of September 30, 2025 and December 31, 2024, the following valuation methodologies and significant unobservable inputs were used to derive the fair value measurements of the Company’s financial instruments measured at fair value on a recurring basis:

			As of
Financial instrument	Valuation methodology	Level 3 input	September 30, 2025	December 31, 2024
Contingent consideration - EMMAC	Monte Carlo simulation	Timing of achievement	2 years	2 years
		Probability of achievement	99.0%	99.0%
Investments	Adjusted estimated net asset fair value	Capitalization rate	10.0%	8.9%
There were no transfers between fair value levels during the three and nine months ended September 30, 2025 and 2024.
Financial Risk Management
The Company is exposed to financial risks, including credit risk, liquidity risk and market risk. The following discussion summarizes the Company’s approach to managing these risks:
Credit risk
Credit risk is the risk the Company incurs a loss on a financial instrument as a result of a customer or third party failing to meet contractual obligations. Credit risk arises principally from the Company’s financing receivables, including its accounts receivable and notes receivable. The Company’s maximum credit exposure as of September 30, 2025 and December 31, 2024 equates to the aggregate carrying amount of its cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and notes receivable.
The majority of the Company’s revenues are derived from its retail dispensaries, where customers are required to transfer payment immediately upon purchase. For the three months ended September 30, 2025 and 2024, the Company’s Retail revenues represented 71% and 77%, respectively, of the Company’s Total revenues, net. For the nine months ended

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
September 30, 2025 and 2024, the Company’s Retail revenues represented 73% and 78%, respectively, of the Company’s Total revenues, net.
In the normal course of business, the Company provides financing to its non-retail customers as trade accounts receivables. The Company may also extend financing, as notes receivable, in connection with an acquisition or divestiture. While the Company has not adopted standardized credit policies, the Company has established processes to mitigate credit risk on such financing receivables, which include assessing creditworthiness on an individual basis.
Pursuant to ASC 310, Receivables, the Company recognizes its financing receivables, net of an allowance for credit losses, on the Condensed Interim Consolidated Balance Sheets (Unaudited), in order to present the financing receivables at the expected realizable value. The Company’s allowance for credit losses is reviewed by management each reporting period and adjustments are made, if necessary, based on the Company’s historical experience and management’s assessment of the current economic environment.
Given the increasing financial pressure across the cannabis industry, the Company has heightened its monitoring of credit exposure to other cannabis operators and continues to prioritize timely collections of outstanding trade accounts receivables.
The following table presents the aging of the Company’s trade accounts receivables as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
0 to 90 days	$60,190	$56,042
91 to 180 days	2,235	4,437
181 days +	4,950	3,511
Trade accounts receivable	$67,375	$63,990
Liquidity risk
Liquidity risk is the risk that the Company will not have sufficient liquidity to settle its financial obligations and liabilities when due. The Company mitigates its liquidity risk through management of its capital structure.
The Company has material debt obligations requiring scheduled principal and interest payments, which are subject to various financial covenants. Non-compliance with these financial covenants or failure to make timely debt service payments could result in the outstanding principal and accrued interest on the Company’s debt obligations becoming due immediately or on demand, which would have a material adverse impact on the Company’s financial position and cash flows. See Note 16 — Notes payable for further details.
Future payment obligations associated with the Company’s long-term acquisition-related financial instruments and lease obligations are further discussed in Note 4 — Acquisitions, Note 11 — Leases and Note 12 — Failed sale leaseback arrangements, respectively.
Currency risk
The financial position, results of operations and cash flows of the Company are presented in USD, which requires the Company to translate the financial accounts for its international subsidiaries into USD, using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Transactions which are denominated in currencies other than the USD are subject to both transaction risk and translation risk.
As of September 30, 2025 and 2024, the Company had no hedging agreements in place with respect to foreign exchange rates.

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents (including those that are restricted) bear interest at market rates. The Company’s notes receivable and notes payable have fixed rates of interest and are carried at amortized cost. The Company does not account for any fixed-rate financial assets or fixed-rate financial liabilities at fair value. Accordingly, the Company has limited exposure to interest rate sensitivity risk with respect to these financial instruments.
Geography risk
The geographic concentration of the Company’s domestic and international operations poses potential risks if the domestic and/or international cannabis industry experience significant adverse events and/or if macroeconomic conditions deteriorate significantly.
Factors that may adversely affect domestic and international cannabis markets and macroeconomic environments include, among others, the following:
•weakened consumer demand as a result of economic headwinds, such as industry slowdowns and changing demographics;
•inability or unwillingness of customers to pay current and/or increased prices;
•rising operating expenses, such as taxes, utilities and routine maintenance;
•local conditions, such as oversupply of or reduced demand for cannabis products;
•regulatory restrictions or local laws, which could result in market saturation, price compression and/or increased operating costs;
•concentration of and competition from other cannabis cultivators, manufacturers and distributors; and
•specific regional acts of nature, such as earthquakes, fires and floods.
Disaggregated financial information for the Company's two reportable segments, Domestic and International is presented in Note 24 — Segment reporting.
Industry risk
Cannabis-related activities are illegal under U.S. Federal law, and enforcement of such federal laws could have significant adverse risks to the Company. The Company’s shareholders should carefully evaluate the risk factors discussed herein and in the Annual Information Form within the section entitled “Risk Factors”.
Capital management
The Company’s primary objective when managing capital is to continually provide returns to its shareholders and benefits to its other stakeholders. The capital structure of the Company consists of shareholders’ equity and notes payable, net of cash, cash equivalents and restricted cash and cash equivalents. In order to safeguard the Company’s ability to continue as a going concern, management manages and adjusts the Company’s capital structure, in response to changes in the economic conditions of the jurisdictions in which the Company operates and on the risk characteristics of the Company’s underlying assets. The Company expects its cash on hand together with anticipated cash flows from its operating and financing activities will be sufficient to meet its capital requirements and operational needs over the next 12 months.
Note 27 — Variable interest entities
For further details on the variable interest entities consolidated within the Consolidated Financial Statements (Unaudited), see Note 1 — Operations of the Company, Note 2 — Basis of presentation and consolidation and Note 3 — Significant accounting policies. Because cannabis remains a Schedule I controlled substance for U.S. Federal purposes, the assets of

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
the Company’s variable interest entities can typically be used only to settle obligations of the variable interest entities, except for certain grandfathered obligations, such as the Company’s Senior Secured Notes – 2026. In addition, the creditors of Curaleaf, Inc. do not have recourse to the general credit of the Company.
Financial Information
The following table presents summarized financial information about the Company’s variable interest entities as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
Included in Condensed Interim Consolidated Balance Sheets (Unaudited):
Current assets	$359,728	$363,895
Non-current assets	1,618,218	1,783,878
Current liabilities(1)	431,341	508,122
Non-current liabilities(1)	916,986	885,838
Equity attributable to Curaleaf Holdings, Inc.	629,619	753,813

(1) In connection with the issuance of the Senior Secured Notes – 2026, the Company entered into an intercompany loan agreement with Curaleaf, Inc. The intercompany loan is reflected herein and eliminated upon consolidation.

The following table presents summarized financial information about the Company’s variable interest entities for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Included in Condensed Interim Consolidated Statements of Operations (Unaudited):
Revenues, net	$274,006	$300,452	$822,382	$935,562
Net loss attributable to Curaleaf Holdings, Inc.	(49,568)	(72,757)	(158,475)	(126,556)
Note 28 — Subsequent events
Acquisitions: Deferred consideration payments
On October 8, 2025, the Company paid $25.0 million in cash and issued 5,666,667 SVS to the sellers of Tryke in connection with the third anniversary payment related to the acquisition. In addition, the Company also settled its second anniversary payment obligation by making the final $1.0 million monthly installment.
For further details, refer to Note 4 — Acquisitions.
Regional Commercial Bank Loan Amendment
On October 10, 2025, the Company refinanced its existing Needham LOC and entered into an amended and restated loan agreement with Needham (the “Amended and Restated Needham Loan Agreement”). As part of the refinancing, the total borrowing capacity under the Needham LOC was increased from $40 million to $100 million (the “Amended Needham LOC”), and the maturity date was extended to October 10, 2026. The Amended Needham LOC remains secured by a first-priority lien on senior mortgages, guarantees of the Company’s U.S. subsidiaries and a parent guaranty limited to the Company’s U.S. assets. The Amended Needham LOC bears interest at a rate of 7.99% per annum with an initial term of one year and is subject to extension for up to five years. Proceeds may be utilized for general corporate purposes, including working capital and operational expenses, as well as to reduce the outstanding principal balance of its Senior Secured Notes – 2026. In the event the Company refinances the Senior Secured Notes – 2026, the interest rate will increase to

Curaleaf Holdings, Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
8.99% and the maturity date will be extended to align with the maturity date of the refinanced Senior Secured Notes – 2026.

Exhibit 99.3
CURALEAF HOLDINGS, INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Three and Nine Months Ended
September 30, 2025 and 2024
(Expressed in Thousands United States Dollars Unless Otherwise Stated)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024
(Amounts in thousands, except share and per share amounts or where otherwise indicated)
This management discussion and analysis (“MD&A”) of the financial condition and results of operations of Curaleaf Holdings, Inc. is for the three and nine months ended September 30, 2025 and 2024. For the purposes of this MD&A, the terms “Company”, “Curaleaf", “we”, “our” or “us” mean Curaleaf Holdings, Inc. and, unless the context otherwise requires, includes its wholly-owned subsidiaries, majority-owned subsidiaries and legal entities in which it holds a controlling financial interest. This MD&A is supplemental to, and should be read in conjunction with, the Company’s Consolidated Interim Financial Statements (Unaudited) as of September 30, 2025 and December 31, 2024 and for the three and nine months ended September 30, 2025 and 2024 and the accompanying notes (together, the “Consolidated Financial Statements (Unaudited)”). Additional information pertaining to the Company is included in the audited consolidated financial statements for Curaleaf Holdings, Inc. as of and for the years ended December 31, 2024 and 2023 and the accompanying notes thereto (collectively, the “Annual Financial Statements”) and the annual information form for the year ended December 31, 2024 (the “Annual Information Form”). Copies of the Annual Financial Statements and the Annual Information Form are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”), Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana Related Activities (“Staff Notice 51-352”) and Regulation S-K 229.303 – Management’s discussion and analysis of financial condition and results of operations as issued by the United States (“U.S.”) Securities and Exchange Commission (the “SEC”).
Cautionary Statement Regarding Forward-Looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and securities laws of the U.S. (together, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations or assumptions regarding the future of our business, future plans and strategies, operational results and other future conditions. In addition, we may make or approve certain statements, in future filings with applicable Canadian regulatory authorities and/or the SEC, in press releases or in presentations by our representatives that are not statements of historical fact and which may also constitute forward-looking statements. All statements, other than statements of historical fact, made by us that address activities, events or developments that we expect or anticipate will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, “followed by” or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations of the effects and potential benefits of any transactions; statements relating to our business, future activities and developments after the date of this MD&A, including such things as future business strategy, competitive strengths, goals, expansion and growth; expectations that cannabis licenses applied for will be obtained; potential future legalization of adult use and/or medical cannabis under U.S. federal law and/or foreign jurisdictions; expectations of market size and growth; expectations for other economic, business, regulatory and/or competitive factors related to us or the cannabis industry; the ability for U.S. holders of our securities to sell them on the Toronto Stock Exchange (the “TSX”); and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and current expectations at that time. Holders of our securities are cautioned that forward-looking statements are not based on historical facts, but instead are based on reasonable assumptions and our estimates at the time they were provided or made and involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties relating to: the legality of cannabis in the U.S., including its classification as a controlled substance under the U.S. Federal Controlled Substances Act; compliance with anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing constraints, including limited access to banking and risks associated with raising additional capital; general regulatory and legal restrictions, including limitations imposed by the TSX; potential legal, regulatory or political changes; licensing and ownership limitations; regulatory actions and approvals from the U.S. Food and Drug Administration (“FDA”), including the risk of increased FDA oversight; potential heightened scrutiny by regulators; loss of foreign private issuer status; internal control deficiencies; litigation exposure; higher compliance costs as a public company in both Canada and the U.S.; recent and proposed U.S. cannabis licensing legislation; environmental risks, including compliance with environmental regulations and unforeseen environmental liabilities; expansion into foreign jurisdictions and the legality of cannabis abroad; future acquisitions or dispositions; dependence on key suppliers and service providers; enforceability of contracts; risks associated with our subordinate voting shares (“SVS”), including resale limitations, limited liquidity for U.S. investors, market price volatility as well as significant sales of SVS; reliance on senior management and other key personnel, including challenges in recruiting and retaining such personnel; competitive pressures; risks inherent in agricultural operations; adverse publicity or shifts in consumer perception; product liability and recalls; uncertainty regarding results of future clinical research; reliance on agricultural inputs; limited market data and forecasting uncertainty, including the risk that past performance or financial projections may not be reliable indicators of future results; intellectual property risks; marketing and advertising restrictions; fraudulent or illegal activity by employees, consultants or contractors; labor risks, including potential union activity; information technology failures, cyber-attacks or security breaches; reliance on management services agreements with subsidiaries and affiliates; website accessibility and digital compliance requirements; high bonding and insurance costs; risks associated with leverage and debt management; challenges related to growth and scalability; conflicts of interest; global economic pressures, including tariffs, retaliatory measures and trade disputes; currency exchange fluctuations; risks related to our business structure and securities, including our status as a holding company, lack of dividend history, indebtedness and concentrated voting control; limited shareholder rights in corporate affairs; enforcement challenges against directors and officers residing outside Canada; tax risks and those risks described in this MD&A and discussed further under the heading “Risk Factors” in the Annual Information Form.
The purpose of forward-looking statements is to provide the reader with a description of our expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this MD&A as well as statements regarding our objectives, plans and goals, including future operating results and economic performance, may make reference to or involve forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical and adult use, our general expectations concerning the industry and our business and operations are based on our estimates. We prepare these estimates using reasonable data from publicly available governmental sources, market research and industry analysis as well as assumptions that we believe to be reasonable based on our data and knowledge of the cannabis industry. Although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While we are not aware of any misstatements regarding any government or industry data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.
A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, and undue reliance should not be placed on forward-looking statements contained in this MD&A. Such forward-looking statements are made as of the date of this MD&A. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.
Our Business
We are a leading global cannabis company with a diversified portfolio of brands and a strategic operational footprint across the U.S., Canada, Europe and Australasia. As of the third quarter of 2025, our U.S. operations spanned 17 states, 158 retail locations and over 1,300 wholesale partner accounts. Our international presence is headlined by our position as a key wholesaler in emerging medical cannabis markets, including Australasia, Germany, Poland and the United Kingdom (the “U.K.”).
Our business is vertically integrated in many core markets, encompassing 17 cultivation sites with approximately 1.5 million square feet of cultivation capacity. This model is complemented by an “asset-light” wholesale and brand-licensing strategy in other regions, allowing us to optimize market exposure while strategically managing capital allocation. Our revenue is generated primarily through both direct-to-consumer retail sales and wholesale channels. For the three and nine months ended September 30, 2025, Retail revenues were 71% and 73%, respectively, of Total revenues, net, and Wholesale revenues were 28% and 27%, respectively, of Total revenues, net.

Our product portfolio includes flower, pre-rolls, vaporizer cartridges, concentrates, topicals, tinctures, edibles and beverages. Domestically, these products are marketed under our national brands, including Anthem, Curaleaf, Find, Grassroots, JAMS, Reef and Select. Our prominent international brands are Curaleaf, Four20 and Huala. Curaleaf is led by a seasoned executive team with significant experience, contributing deep knowledge of market dynamics, operational efficiencies and regulatory compliance to drive our growth.
Our principal business address is in Stamford, Connecticut. Our SVS’s are listed on the TSX under the symbol “CURA” and quoted on the OTCQX® Best Market under the symbol “CURLF.”
Our competitive landscape
The cannabis industry is highly competitive, and we compete with a diverse range of legal and illicit operators on factors such as quality, price, brand recognition and distribution strength.
In the U.S., our competitors range from small, family-owned businesses and single-state operators to multi-state operators (“MSOs”) with multi-billion-dollar market capitalization. In addition, we face competition from manufacturers of naturally occurring and synthetic cannabinoids, such as Delta-8 THC, as well as participants in adjacent markets, including the alcoholic beverage, tobacco and health and wellness sectors. Internationally, we primarily face competition from other licensed cultivators and wholesale distributors of medical cannabis. As the industry matures, we anticipate escalating competition from companies with longer operating histories and/or greater financial resources.
Risks related to competition and market dynamics are multifaceted:
•The cannabis industry is characterized by intense and increasing competition from a growing number of licensed operators, including large, well-capitalized multi-state operators and smaller, single-state entities. We face persistent competition from the illicit market, which operates without the significant regulatory, compliance and tax burdens we face, allowing the illicit market to offer lower prices and attract a meaningful portion of the cannabis consumer base.
•We may face resource and experience disadvantages when compared to established MSOs that have greater access to capital and longer operating histories. Increasing competition exerts significant price and margin pressure, leading to price compression and a challenging environment for maintaining profitability.
•We face potential competition from pharmaceutical and synthetic alternatives, as established pharmaceutical companies may produce and market cannabinoid-based drugs or synthetic cannabinoids that could compete directly with our products.
•Successfully competing in the cannabis and hemp-derived THC industry requires us to invest highly in R&D, branding, marketing and quality control to differentiate our product offerings.
•Finally, the industry's dynamic consolidation landscape means we face the continual prospect of competitors merging, creating larger entities with enhanced scale, market share and operational efficiencies that could surpass our own.
As there have been no material changes to our competitive landscape since the beginning of the current fiscal year, we direct our shareholders to the 'Risk Factors' section of the Annual Information Form for a careful evaluation of these conditions.
Our core strategy and objectives
Our vision is to be the world's leading cannabis company, driven by a mission to provide clarity and confidence to consumers through high-quality, science-backed products. Our growth strategy is centered on disciplined capital allocation to expand our market presence, diversify our product offerings and strengthen our global supply chain. We continuously evaluate domestic and international opportunities for strategic value, whether through new technologies, innovative products or expanded market access.
Our core strategic pillars are:
Domestic market leadership: We are focused on expanding our U.S. footprint, prioritizing highly populated, limited-license states with significant barriers to entry, such as Florida, Illinois, New Jersey and Pennsylvania. Our strategy involves both organic growth, such as the recent opening of new dispensaries in Ohio and Florida, and the pursuit of strategic acquisitions. We are also focused on continuing to build out our brand portfolio. We believe this focus on high-barrier markets and development of a robust brand portfolio provides a more defensible and profitable long-term revenue stream as compared to more saturated markets, and we balance this strategic pillar with asset-light models, where appropriate, to optimize our capital.
International expansion: We believe we are the largest cannabis operator in Europe. We continue to invest in opportunities to broaden our market presence across the European continent and to apply elements of our U.S. operating model to maintain our position as a global leader in cannabis. The success of this strategy is evident in the growth of our international revenues, which totaled $46.0 million and $121.8 million for the three and nine months ended September 30, 2025, respectively, representing year-over-year growth of 12% and 63%, respectively, compared to the same periods in 2024. Our objective is to capitalize on the expansion of foreign medical cannabis programs and the potential legalization of adult-use cannabis in certain European countries. The recent enactment of Germany's expanded medical cannabis law on April 1, 2024, is a monumental tailwind. Management views this as a significant growth catalyst, as it removes friction from the prescription process and is expected to substantially increase the patient population from the current estimate of approximately 1,000,000. In April 2024, we acquired Northern Green Canada, an EU-GMP3 certified producer. Through this acquisition, we secured a consistent supply of high-quality, non-irradiated indoor flower, which is critical to (i) maintaining a leading position in Germany, Poland and the U.K. and (ii) fueling our expansion into additional international medical cannabis markets, such as Australasia.
Consumer education and research & development (“R&D”): We are committed to developing science-backed products and advancing the scientific understanding of cannabis, which we believe to be a key competitive differentiator. Our continued investment in R&D has been instrumental in driving brand innovation and portfolio expansion across both our cannabis and hemp-derived THC markets.. Our R&D efforts and collaborations, led by an industry leading team of dedicated scientists at our R&D facilities in California, Massachusetts and the U.K. have resulted in 68 peer-reviewed research papers and partnerships with institutions like Imperial College London, the Institute of Cancer Research London, the University of Insubria and Fondazione Mondino in Italy and an accredited U.S. medical school based in Pennsylvania. Management believes these initiatives fuel product innovation and build trust and credibility with consumers and regulators.
Intellectual property
We are actively developing a robust intellectual property (“IP”) portfolio to protect our brands, products and proprietary technologies, which management views as a key competitive advantage.
Portfolio assets: As of September 30, 2025, our IP portfolio includes two federally registered patents, nine federally registered trademarks with the U.S. Patent and Trademark Office (USPTO) and 69 U.S. state-level trademark registrations. Our digital assets include numerous website domains, such as www.curaleaf.com and www.TheHempCompany.com, together with active accounts across major social media platforms.
Risks and mitigation: A significant known uncertainty affecting our U.S. operations is the current federal legal status of cannabis. As long as cannabis remains a Schedule I substance, the benefits and protections of federal IP laws may not be fully available to us for our cannabis-related assets. This creates a risk of infringement that could be costly or difficult to defend. To mitigate this risk, our in-house and outside legal counsel actively monitor for potential infringements of our brands and technologies. All federally registered trademarks are subject to renewal 10 years from their registration date. For a more detailed discussion of these risks, please refer to the heading “Risk Factors – Intellectual Property Risks” in the Annual Information Form.
3 EU-Good Manufacturing Practices (“EU-GMP”)

Recent strategic developments
During the nine months ended September 30, 2025, we executed several initiatives that have had a material impact on our brand portfolio, operational footprint, and financial position. These were fueled in large part by three strategic acquisitions in 2024: Northern Green Canada Inc. (“NGC”) to secure our European supply chain, Curaleaf Poland to expand our distribution and Dark Heart Nursery to enhance our cultivation genetics.
Brand and portfolio expansion: To address the potential of the largely unregulated U.S. hemp market, we launched a direct-to-consumer e-commerce platform, TheHempCompany.com™, which currently ships to 36 states, and secured distribution partnerships including a 13-state agreement with Total Wine & More and a 15-state agreement with DoorDash. We also capitalized on growing demand for hemp-derived THC beverages by expanding our Select brand with new seltzers and a caffeinated 10mg THC beverage. In addition, recognizing our unique position as both producer and cultivator, we introduced Anthem Bold, an infused pre-roll line that further expands our Anthem brand portfolio.
Capital markets activity: To enhance our financial flexibility, we executed two significant actions:
•On January 17, 2025, we refinanced $67 million of outstanding debt obligations, by exchanging the Bloom Notes – 2025 into senior secured notes due 2027. This transaction strengthened our balance sheet by improving our debt maturity profile, providing greater flexibility to fund our operations and strategic investments.
•In February 2025, we filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and Registration Statement pursuant to which we may offer up to $1.0 billion worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and Registration Statement is effective. As a result of this filing, we secured efficient access to capital over a 25-month period, allowing us to act decisively on strategic opportunities, such as acquisitions or accelerated expansion, as they arise. This access to capital is a significant competitive advantage in an industry where traditional banking remains a challenge. For further details see, see the section of this MD&A titled Financial condition, liquidity and capital resources — Future capital offerings.
Index inclusion: Effective September 22, 2025, we were added to the S&P/TSX Composite Index (the “Index”) under the health care sector. As the first U.S.-based cannabis operator included in this benchmark, we anticipate enhanced visibility, credibility and liquidity across institutional and index-based investor channels. While this milestone underscores our market presence, there can be no assurance that it will result in improved share price performance, trading volume or continued inclusion in the Index.
2025 Fiscal Year Outlook
For the remainder of 2025, our strategy is focused on capitalizing on key industry trends and leveraging our strengthened operational and financial foundation. The following known trends, events and uncertainties may have a material impact on our business:
•Managing market pressures: We anticipate continued price compression in more mature U.S. markets. Our strategy to mitigate this is twofold: (i) operational efficiency to lower production costs and (ii) continued investment in premium, differentiated brands and innovative products that can command higher prices. Our focus on R&D is central to this strategy. Success will depend on our ability to innovate faster than the market commoditizes.
•Organic expansion in key growth markets: We are positioning for market leadership in key growth markets, including New York and Ohio in the U.S., and across Europe and Australasia. The launch of adult-use sales in states like Ohio and accelerating patient adoption in Germany, the U.K. and Poland present significant opportunities for revenue growth. Our ability to capitalize on these and similar opportunities will depend on the timing of state-level licensing and the pace of regulatory evolution globally. Management has allocated resources and is prepared to invest further in markets such as these to secure a leading position.
•Optimizing financial flexibility: We will continue to focus on strengthening our balance sheet to ensure we have the capital required to fund strategic investments and drive organic growth. Our recent refinancing of our Senior Secured Notes - 2027 on January 17, 2025, the filing of our Base Shelf Prospectus and Registration Statement in

February 2025, and the refinancing of our Needham credit facility on October 10, 2025—raising borrowing capacity to $100 million and extending maturity to October 10, 2026—are key components of this strategy, providing us the flexibility to execute our growth plans.
•Growth in cannabis beverages: The U.S. Hard Seltzer market is projected to reach approximately $14 billion in 2025, signaling a stable growth trajectory as brands expand premium offerings and align with evolving consumer preferences. We see a similar trajectory for cannabis-infused beverages as consumers seek alcohol alternatives. Our expansion of the Select Zero Proof line and the launch of our e-commerce platform are direct responses to this trend. Management expects this category to be a significant revenue driver over time. The primary uncertainty is the pace of consumer adoption and the evolving U.S. federal and U.S. state regulatory landscape for hemp-derived THC products.
•U.S. Federal Reform and Rescheduling: The potential rescheduling of cannabis to Schedule III is one of the most significant regulatory catalysts for the industry. Its primary impact would be to establish that Section 280E of the U.S. Internal Revenue Code (“Section 280E”), which disallows deductions for ordinary and necessary business expenses, no longer applies to U.S. state-licensed cannabis businesses. While rescheduling would be highly beneficial, rescheduling alone will not make cannabis U.S. federally legal and will not directly affect access to traditional banking and capital markets.
Separately, in 2024, we adopted a tax position, supported by legal interpretations, asserting that the restrictions of Section 280E do not apply to our cannabis operations. While we believe this position is supported by sound legal reasoning, there is a risk it may not be upheld by the Internal Revenue Service (the “IRS”) and certain state tax authorities. We have established reserves for this contingency, and it is reasonably possible that our liability for uncertain tax positions will continue to increase over the next 12 months while the matter is under review by the IRS and state tax authorities. We are actively engaged in lobbying efforts through the U.S. Cannabis Roundtable to advocate for this and other cannabis reforms in the U.S.
Our production and distribution channels:
Production channels:
Across our global operations, we manage the entire cannabis product lifecycle from seed to sale. This vertically integrated approach provides us with significant control over our supply chain, ensuring high standards for product safety, quality and consistency.
Cultivation and genetics: We have developed a diverse global portfolio of unique cannabis cultivars. These cultivars are systematically tested and characterized for properties such as yield and cannabinoid content. To optimize production, we cultivate cannabis using a variety of methods—including indoor, two-tier indoor and greenhouse environments—across our global footprint. We regularly evaluate our extensive cultivar portfolio to identify and replace underperforming varieties and promote operational standardization.
Extraction, formulation and quality control: Our facilities utilize traditional extraction processes as well as proprietary processes for cannabis extraction and terpene purification, highlighted by our ACE (Aqueous Cannabis Extraction) process. ACE is engineered to produce exceptionally clean cannabis oil, setting a new standard for purity and customer experience. Our commitment to achieving the desired composition of cannabinoids and terpenes in finished products enables us to respond timely and effectively to evolving trends in product formulation. Our processing facilities produce a wide spectrum of solid, liquid and inhaled products for both medical and adult-use markets. We have developed a comprehensive in-house quality assurance and quality control program that enables rapid product development cycles and the production of high-quality consumer products. Critically, for our international operations, our manufacturing and processing facilities in Canada, Germany, Portugal, Spain and the U.K. adhere to stringent EU-GMP standards.
Sales and distribution channels:
Domestic channels: Our primary method of cannabis sales in the U.S. is direct-to-consumer retail sales through our U.S. state-licensed dispensaries. To meet modern consumer demand, most of our dispensaries offer online ordering for in-store pickup, and we provide drive-thru service in Nevada, Utah and Florida. We also offer home delivery where permitted by state regulations. Our U.S. wholesale cannabis business also continues to strengthen, generating revenue through sales to third-party dispensaries, distributors and processors.
For our hemp-derived products, our primary sales channels are our dedicated online storefront and strategic partnerships with distributors like DoorDash and Total Wine & More. We aim to continue expanding our e-commerce and delivery operations to meet the demands of an evolving retail landscape.
International channels: In Europe, our sales occur primarily through licensed wholesale distribution channels in Germany, Poland, Switzerland and the U.K. Our model in the U.K. is unique, as we also operate a medical cannabis clinic and a licensed pharmacy, enabling direct-to-patient sales and fostering deeper patient relationships. Additionally, we supply cannabis on a wholesale basis to various other European countries as well as to our Australasian partners. We continue to invest in opportunities to broaden our market presence across the European continent and to maintain our position as a global leader in cannabis.
The following tables present an overview of our domestic and international operating footprint as of September 30, 2025:

Domestic Operations
State(1)	Medicinal	Adult use	Dispensaries	Manufacturing	Cultivation	Cultivation	Permitted formats
	legalization*	legalization*		sites	sites	square feet	Oil	Edibles	Flower	Delivery	Wholesale
AZ	2010	2020	16	1	2	139,750	X(2)	X	X	X(5)	X
CT	2012	2021	4	1	1	24,510	X(2)	X	X	X	X
FL(9)	2014	—	69	2	1	362,366	X(2)	X	X	X(3)	X
IL(10)	2013	2019	10	1	1	104,418	X(4)	X	X	X(3)(5)	X
KY(6)	2023	—	—	1	—	—	—	X(6)	—	—	—
MA(10)	2012	2016	4	1	1	59,474	X(4)	X	X	X(5)	X
MD	2013	2022	4	1	1	30,982	X(2)	X	X	X(5)	X
ME(10)	1999	2016	5	1	1	79,926	X	X	X	X(5)	X
MO	2018	2022	—	1	—	—	X	X	X	X	X
ND	2016	—	4	1	1	16,500	X(4)	X	X	X(3)(5)	X
NJ	2010	2020	3	1	1	55,292	X(2)	X	X	X	X
NV	2000	2016	6	2	—	—	—	—	X	X(5)	—
NY	2014	2021	6	1	1	110,496	X(2)	X	X	X	X
OH(7)(10)	2016	2023	5	1	1	20,100	X	—	X	X(5)	X
PA	2016	—	18	2	2	131,500	X(2)	X(8)	X	—	X
UT	2018	—	4	2	1	67,500	X(4)	—	X	X(3)	—
			158	20	15	1,202,814

*Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1) The Company has a brand licensing agreement in the state of Oregon, which is not reflected in this table.
(2) Extracted oils only.
(3) Medical only.
(4) Oil-based formulations only.
(5) Permitted, but the Company's dispensaries are not yet participating in home delivery.
(6) Our hemp-derived THC operations, including the production of hemp-derived edibles and beverages, are conducted at our manufacturing facility in Lexington, Kentucky.
(7) We have a Level 1 cultivation facility license, which permits us to grow cannabis on a maximum cultivation area of 25,000 square feet.
(8) Edibles are explicitly prohibited in the Pennsylvania market. Troches (sublingual) are allowed and commercialized.
(9) Dispensary count includes The Hemp Company storefront in West Palm Beach.
(10) Certain dispensaries are awaiting regulatory approval for the transfer of the underlying cannabis licenses.

International Operations
Country	Medicinal	Adult use	Manufacturing	Cultivation	Cultivation	Permitted formats (commercial)
	legalization*	legalization*	sites	sites	square feet	Oil	Edibles	Flower
Australia(1)(4)	2016	—	—	—	—	X	X	X
Canada	2001	2018	1	1	17,000	X(5)	X	X
Czech Republic(1)(4)	2013	—	—	—	—	X	—	X
Germany	2017	2024(6)	1	—	—	X	—	X
Italy(1)(4)	2015	—	—	—	—	X	—	X
Malta(1)(4)	2018	—	—	—	—	X	—	—
New Zealand(1)(4)	2018	—	—	—	—	X	X	X
Norway & Sweden(1)(4)	2018	—	—	—	—	X	—	X
Poland(1)	2018	—	—	—	—	X	—	X
Portugal(2)	2018	— (7)	2	1	270,000	X	X	X
Spain(8)(10)	—	—	1	—	—	—	—	—
Switzerland(1)	2022	—	—	—	—	X	—	X
U.K.(3)(9)	2018	—	1	—	—	X	X	X
Ukraine(1)(4)	2024	—	—	—	—	X	—	—
			6	2	287,000

*Legalization dates outlined above indicate when legislation was passed to legalize the use of cannabis products.
(1) Distribution only.
(2) Cultivation and manufacturing only.
(3) Manufacturing and distribution.
(4) Through local customers/partnerships.
(5) Varies by province.
(6) Adult use permitted in social clubs and limited home grow only.
(7) Personal use decriminalized since 2001.
(8) Personal use and private cultivation decriminalized since 1983. Manufacture and export of medical cannabis is regulated.
(9) A virtual pharmacy operates within the U.K.
(10) Manufacturing only.
Components of our results of operations
Revenues, net
Retail and wholesale revenues
We derive revenue from the sale of cannabis and hemp-derived products. Domestically, revenue is generated from direct-to-consumer retail sales at our dispensaries and from wholesale sales to third-party dispensaries, distributors and processors. We retail our hemp-derived THC products through our online storefront, TheHempCompany.com, and via partnerships with select third-party distributors. Internationally, revenue is generated from direct-to-patient retail sales through our online cannabis pharmacy in the U.K. and from wholesale sales to distributors in Australia, Canada, Europe and New Zealand. In addition, we generate non-cannabis revenues from wholesale operations in Germany and Spain.
For most of our locations, we offer a loyalty reward program where retail customers can earn points on purchases for redemption on future purchases.
Management fee income
Management fee income is derived from various arrangements with cannabis licensees and other third parties. These arrangements include Management Service Agreements (“MSA”s) through which we provide professional services, such as cultivation, processing and retail know-how; back-office administration; brand licensing and real estate leasing/lending services. In addition, domestically, management fee income is inclusive of royalty fees earned on the use of our licenses by third parties; while, internationally, we earn fees for providing manufacturing, logistics and consultation services.

Cost of goods sold
Cost of goods sold is derived from wholesale purchases of inventory from our third-party licensed producers and from costs internally generated from our internal cultivation, production and manufacturing activities.
Gross profit
Gross profit is Revenues, net less Cost of goods sold. Our current operational capacity fully meets existing demand, and in select states, we have the ability to scale production as required.
Selling, general and administrative
Selling, general and administrative includes:
•Salaries and benefits that have not been allocated to Cost of goods sold as well as corporate labor expenses.
•Sales and marketing that consists of branding, marketing and product development expenses.
•Professional fees that consist of accounting, legal and acquisition-related expenses.
•Other general and administrative that consist of expenses for travel, general office supplies, monthly services, facilities and occupancy, insurance, director fees and new business development.
Typically, expenses for salaries and benefits and sales and marketing rise in proportion to our market expansion efforts; while expenses for professional services and other general and administrative activities fluctuate in response to the volume of complex transactions we enter into, eventually stabilizing as our operations scale and normalize.
Other income (expense)
Interest income
We generate interest income from our notes receivable as well as from certain cash and cash equivalents.
Interest expense
Interest expense, which includes interest related to lease liabilities, financial obligations and deferred consideration, consists of the following components: (i) interest on our outstanding borrowings under various promissory note agreements and other borrowing arrangements; (ii) amortization of debt discounts and deferred financing costs; (iii) interest accreted on outstanding lease and sale-leaseback arrangements and (iv) interest accrued on deferred consideration.
Other (expense) income, net
Other (expense) income, net primarily consists of (i) gains (losses) related to fair value remeasurements and/or mark-to-market revaluation of our contingent consideration obligations, equity investments and marketable securities; (ii) gains (losses) recognized on the disposal of assets and liabilities and (iii) gains (losses) recognized upon the extinguishment of debt.
Provision for income taxes
Provision for income taxes is comprised of current and deferred taxes. Current income taxes are recognized for the estimated taxes payable or refundable for the current fiscal period and are based on the taxable income (loss) for the current fiscal period (as adjusted for unrealized tax benefits, changes in tax receivables (payables) that arose in a prior period and recovery of taxes paid in a prior period). Current taxes are measured using tax rates and laws enacted during the period within which the taxable income (loss) arose. Current tax assets and liabilities are offset only if the right of offset exists.
Deferred income taxes are recognized for the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax basis. Deferred taxes are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in Provision for income taxes in the period the change is enacted.
We believe it is reasonably possible that our liability for uncertain tax positions will continue to increase over the next 12 months, while our Section 280E position is reviewed by the IRS and certain state tax authorities.
Refer to the heading “Risk Factors” of the Company’s Annual Information Form for further detail.
Selected financial information
The following select financial information, which were derived from our Consolidated Financial Statements (Unaudited), may not be indicative of our future performance.
The following table summarizes our operating results for the three months ended September 30, 2025, September 30, 2024 and June 30, 2025:

				Variance
	Three months ended			September 30, 2025 vs. September 30, 2024		September 30, 2025 vs. June 30, 2025
	September 30, 2025	September 30, 2024	June 30, 2025	$	%	$	%
Total revenues, net	$320,244	$330,530	$314,520	$(10,286)	(3)%	$5,724	2%
Cost of goods sold	160,503	170,014	161,967	(9,511)	(6)%	(1,464)	(1)%
Gross profit	159,741	160,516	152,553	(775)	—%	7,188	5%
Total operating expenses	155,710	151,287	149,268	4,423	3%	6,442	4%
Total other expense, net	(28,339)	(21,011)	(22,506)	(7,328)	35%	(5,833)	(26)%
Provision for income taxes	(30,238)	(32,566)	(31,381)	2,328	(7)%	1,143	(4)%
Net loss from continuing operations	(54,546)	(44,348)	(50,602)	(10,198)	23%	(3,944)	(8)%
Net (loss) income from discontinued operations	(2,138)	1,620	(3,004)	(3,758)	(232)%	866	29%
Net loss	(56,684)	(42,728)	(53,606)	(13,956)	(33)%	(3,078)	(6)%
Less: Net income (loss) attributable to non-controlling interest	345	(2,032)	(445)	2,377	117%	790	178%
Net loss attributable to Curaleaf Holdings, Inc.	$(57,029)	$(40,696)	$(53,161)	$(16,333)	(40)%	$(3,868)	(7)%
Net loss per share attributable to Curaleaf Holdings, Inc.	$(0.08)	$(0.07)	$(0.08)	$(0.01)	(14)%	$—	—%

The following table summarizes our operating results for the nine months ended September 30, 2025 and 2024:

			Variance
	Nine months ended September 30,		2025 vs. 2024
	2025	2024	$	%
Total revenues, net	$944,771	$1,011,748	$(66,977)	(7)%
Cost of goods sold	477,303	529,863	(52,560)	(10)%
Gross profit	467,468	481,885	(14,417)	(3)%
Total operating expenses	452,326	452,407	(81)	—%
Total other expense, net	(76,611)	(69,876)	(6,735)	10%
Provision for income taxes	(98,474)	(104,046)	5,572	(5)%
Net (loss) income from continuing operations	(159,943)	(144,444)	(15,499)	11%
Net (loss) income from discontinued operations	(10,593)	910	(11,503)	(1264)%
Net loss	(170,536)	(143,534)	(27,002)	19%
Less: Net income (loss) attributable to non-controlling interest	717	(5,674)	6,391	(113)%
Net loss attributable to Curaleaf Holdings, Inc.	$(171,253)	$(137,860)	$(33,393)	24%
Net loss per share attributable to Curaleaf Holdings, Inc.	$(0.26)	$(0.20)	$(0.06)	30%
The following tables summarize our Revenues, net by reportable segment for the three months ended September 30, 2025, September 30, 2024 and June 30, 2025:

				Variance
Domestic	Three months ended			September 30, 2025 vs. September 30, 2024		September 30, 2025 vs. June 30, 2025
	September 30, 2025	September 30, 2024	June 30, 2025	$	%	$	%
Domestic revenues, net:
Retail revenues	$211,626	$243,253	$216,538	$(31,627)	(13)%	$(4,912)	(2)%
Wholesale revenues	62,381	57,199	56,987	5,182	9%	5,394	9%
Management fee income	245	504	86	(259)	(51)%	159	185%
Total domestic revenues, net	$274,252	$300,956	$273,611	$(26,704)	(9)%	$641	—%

				Variance
International	Three months ended			September 30, 2025 vs. September 30, 2024		September 30, 2025 vs. June 30, 2025
	September 30, 2025	September 30, 2024	June 30, 2025	$	%	$	%
International revenues, net:
Retail revenues	$14,152	$9,997	$12,929	$4,155	42%	$1,223	9%
Wholesale revenues	27,762	18,484	25,970	9,278	50%	1,792	7%
Management fee income	4,078	1,093	2,010	2,985	273%	2,068	103%
Total international revenues, net	$45,992	$29,574	$40,909	$16,418	56%	$5,083	12%

The following tables summarize our Revenues, net by reportable segment for the nine months ended September 30, 2025 and 2024:

			Variance
Domestic	Nine months ended September 30,		2025 vs. 2024
	2025	2024	$	%
Revenues, net - Domestic:
Retail revenues	$647,808	$759,021	$(111,213)	(15)%
Wholesale revenues	174,574	176,541	(1,967)	(1)%
Management fee income	568	1,310	(742)	(57)%
Total revenues, net - Domestic	$822,950	$936,872	$(113,922)	(12)%

			Variance
International	Nine months ended September 30,		2025 vs. 2024
	2025	2024	$	%
Revenues, net - International:
Retail revenues	$38,139	$26,343	$11,796	45%
Wholesale revenues	76,189	45,443	30,746	68%
Management fee income	7,493	3,090	4,403	142%
Total revenues, net - International	$121,821	$74,876	$46,945	63%
The following table summarizes our total assets and long-term financial liabilities as of September 30, 2025 and December 31, 2024:

	As of
	September 30, 2025	December 31, 2024
Total assets	$2,883,304	$2,949,536
Long-term liabilities	1,698,040	1,568,218
See the “Results of Operations for the three and nine months ended September 30, 2025 and 2024” section of this MD&A for further discussion of the key significant drivers of our financial performance during the three and nine months ended September 30, 2025 and 2024.

Results of operations – Consolidated
Comparison of the three months ended September 30, 2025 and June 30, 2025
Our results of operations for the three months ended September 30, 2025 and June 30, 2025 were as follows:

			Variance
	Three Months Ended		September 30, 2025 vs. June 30, 2025
	September 30, 2025	June 30, 2025	$	%
Revenues, net:
Retail revenues	$225,778	$229,467	$(3,689)	(2)%
Wholesale revenues	90,143	82,957	7,186	9%
Management fee income	4,323	2,096	2,227	106%
Total revenues, net	320,244	314,520	5,724	2%
Cost of goods sold	160,503	161,967	(1,464)	(1)%
Gross profit	159,741	152,553	7,188	5%
Gross profit margin	50%	49%	1%	2%
Operating expenses	155,710	149,268	6,442	4%
Income from continuing operations	4,031	3,285	746	23%
Total other expense, net	(28,339)	(22,506)	(5,833)	26%
Loss before provision for income taxes	(24,308)	(19,221)	(5,087)	26%
Provision for income taxes	(30,238)	(31,381)	1,143	(4)%
Net loss from continuing operations	(54,546)	(50,602)	(3,944)	8%
Net loss from discontinued operations	(2,138)	(3,004)	866	(29)%
Net loss	(56,684)	(53,606)	(3,078)	6%
Less: Net income (loss) attributable to non-controlling interest	345	(445)	790	(178)%
Net loss attributable to Curaleaf Holdings, Inc.	$(57,029)	$(53,161)	$(3,868)	7%
Revenues, net
Total revenues, net was $320.2 million for the three months ended September 30, 2025 compared to $314.5 million for the prior quarter, which represents an increase of $5.7 million or 2%.
Total revenues, net increased sequentially, primarily due to continued growth in our International operations, which generated Total revenues, net of $46.0 million in the current quarter, an increase of $5.1 million, or 12%, from $40.9 million in the prior quarter. Our international wholesale operations generated revenues of $27.8 million in the current quarter, an increase of $1.8 million, or 7%, from $26.0 million in the prior quarter, largely as a result of favorable product assortments partially offset by near-term market overcapacity in Germany. In addition, our international retail operations contributed revenues of $14.2 million in the current quarter, an increase of $1.2 million, or 9%, from $12.9 million in the prior quarter, supported by increased pharmacy demand and higher patient counts.
In our domestic operations, Total revenues, net increased sequentially by $0.6 million, or 0.2%, to $274.3 million in the current quarter from $273.6 million in the prior quarter. This increase was driven by better penetration into the wholesale channel as more third party dispensaries open in the states we operate that allow wholesale sales. This increase in wholesale revenue was offset by a decline in retail revenues. Improved product assortment and quality has helped stabilize the declines in retail revenues.
Cost of goods sold
Cost of goods sold for the three months ended September 30, 2025 was $160.5 million, a decline of $1.5 million, or 1% compared to Cost of goods sold of $162.0 million for the prior quarter.

Domestically, improvements in cultivation yields, and increases in production, drove further reductions in our Cost of goods sold. Internationally, increased sales of our Company-branded products positively impacted our Cost of goods sold.
Gross profit
Gross profit for the three months ended September 30, 2025 was $159.7 million, or 50% of Total revenues, net, compared to $152.6 million, or 49% of Total revenues, net for the prior quarter.
The primary drivers of the change in Gross margin are correlated with those discussed above within Revenues, net and Cost of goods sold.
Total operating expenses
Refer to the corresponding sub-section on page 83.
Total other expense, net
Refer to the corresponding sub-section on pages 85.
Provision for income taxes
We recorded Provision for income taxes from continuing operations of $30.2 million for the three months ended September 30, 2025, an increase of $1.1 million or 4% in income tax expense compared to a Provision for income taxes of $31.4 million in the prior quarter.
The decrease in income tax expense was driven by a small increase in our uncertain tax positions as compared to the prior quarter.
Net loss from continuing operations
Net loss from continuing operations for the three months ended September 30, 2025 was $54.5 million, a increase of $3.9 million, or 8%, compared to a Net loss from continuing operations of $50.6 million in the prior quarter. The increase during the current quarter is the result of the aggregate net impact of the aforementioned factors discussed above.
Net loss from discontinued operations
Net loss from discontinued operations for the three months ended September 30, 2025 was $2.1 million, a decrease of $0.9 million, or 29%, compared to Net loss from discontinued operations of $3.0 million in the prior quarter.
As of September 30, 2025, we have deconsolidated, and have no continuing involvement with, all operations classified as discontinued operations in 2023. For further details, see Note 6 — Discontinued operations of our accompanying Consolidated Financial Statements (Unaudited).

Comparison of the nine months ended September 30, 2025 and 2024
Our results of operations for the nine months ended September 30, 2025 and 2024 were as follows:

			Variance
	Nine Months Ended		2025 vs. 2024
	September 30, 2025	September 30, 2024	$	%
Revenues, net:
Retail revenues	$685,947	$785,364	$(99,417)	(13)%
Wholesale revenues	250,763	221,984	28,779	13%
Management fee income	8,061	4,400	3,661	83%
Total revenues, net	944,771	1,011,748	(66,977)	(7)%
Cost of goods sold	477,303	529,863	(52,560)	(10)%
Gross profit	467,468	481,885	(14,417)	(3)%
Gross profit margin	49%	48%	1.0%	2%
Operating expenses	452,326	452,407	(81)	0%
Income from continuing operations	15,142	29,478	(14,336)	(49)%
Total other expense, net	(76,611)	(69,876)	(6,735)	(10)%
Loss before provision for income taxes	(61,469)	(40,398)	(21,071)	52%
Provision for income taxes	(98,474)	(104,046)	5,572	(5)%
Net loss from continuing operations	(159,943)	(144,444)	(15,499)	11%
Net (loss) income from discontinued operations	(10,593)	910	(11,503)	(1,264)%
Net loss	(170,536)	(143,534)	(27,002)	19%
Less: Net income (loss) attributable to non-controlling interest	717	(5,674)	6,391	(113)%
Net loss attributable to Curaleaf Holdings, Inc.	$(171,253)	$(137,860)	$(33,393)	24%
Revenues, net
Total revenues, net for the nine months ended September 30, 2025 was $944.8 million, a decrease of $67.0 million, as compared to $1,011.7 million for the nine months ended September 30, 2024.
In contrast, our International operations generated Total revenues, net of $121.8 million in the current nine months ended, an increase of $46.9 million, or 63%, from $74.9 million in the prior nine months ended. Our international wholesale operations generated revenues of $76.2 million in the current nine months ended, an increase of $30.7 million, or 68%, from $45.4 million in the prior nine months ended, driven by sales of cannabis flower in Germany during the first half of 2025, favorable product assortments and increased sales of higher margin products. Momentum in Germany has slowed temporarily due to market overcapacity. In addition, our international retail operations contributed revenues of $38.1 million in the current nine months ended, an increase of $11.8 million, or 45%, compared to $26.3 million from the prior nine months ended, supported by increased pharmacy demand and higher patient counts.
In our Domestic operations, Total revenues, net declined by $113.9 million, or 12%, to $823.0 million in the current nine months ended from $936.9 million in the prior nine months ended. This year-over-year decrease, which was concentrated in the first half of 2025, was driven primarily by heightened retail competition and new market entrants, which contributed to market saturation, lower volumes and pricing compression, particularly in our more established markets. The additional market entrants will however provide more wholesale sales opportunities. Positive momentum in Florida, supported by the opening of three new stores, and the expansion of the Ohio market partially offset this decline.
Cost of goods sold
Cost of goods sold for the nine months ended September 30, 2025 was $477.3 million, a decrease of $52.6 million, or 10%, compared to Cost of goods sold of $529.9 million for the nine months ended September 30, 2024.

Domestically, improvements in cultivation yields, and increases in production, drove further reductions in our Cost of goods sold, as compared to the prior nine months ended, during which our focus on reducing inventory levels resulted in lower production and decreased utilization of our production facilities. Lastly, our Cost of goods sold for the current nine months ended was positively impacted by the identification of underperforming assets for closure or partial abandonment.
Internationally, increased sales of our Company-branded products positively impacted our Cost of goods sold.
Gross profit
Gross profit for the nine months ended September 30, 2025 was $467.5 million, or 49% of Total revenues, net, compared to $481.9 million, or 48%, of Total revenues, net for the nine months ended September 30, 2024.
The drivers of the change in Gross profit during the nine months ended September 30, 2025 are correlated with those discussed above within Revenues, net and Cost of goods sold.
Total operating expenses
Refer to the corresponding sub-section on page 84.
Total other expense, net
Refer to the corresponding sub-section page 86.
Provision for income taxes
We recorded a Provision for income taxes of $98.5 million for the nine months ended September 30, 2025, a decrease of $5.6 million, or 5%, compared to $104.0 million in the prior nine months ended.
The decrease was primarily due to (i) changes in certain tax rates and new state jurisdictions that have adopted non-280E positions, both which resulted in a decrease in our state income tax liabilities and (ii) a smaller increase in uncertain tax positions as compared to the prior nine months ended.
Net loss from continuing operations
Net loss from continuing operations for the nine months ended September 30, 2025 and 2024 was $159.9 million and $144.4 million, respectively, an increase of $15.5 million. The drivers of the change in Net loss from continuing operations during the nine months ended September 30, 2025 are correlated with the aggregate net impact of the aforementioned factors discussed in the “Results of operations – Consolidated” section of this MD&A.
Net (loss) income from discontinued operations
Net (loss) income from discontinued operations for the nine months ended September 30, 2025 and 2024 was $10.6 million and $0.9 million, respectively, representing an increase of $11.5 million, or 1,264%.
As of September 30, 2025, we have deconsolidated and discontinued all operations classified as discontinued operations in 2023. For further details, see Note 6 — Discontinued operations of our accompanying Consolidated Financial Statements (Unaudited).

Total operating expenses
Comparison of the three months ended September 30, 2025 and June 30, 2025
Total operating expenses, for the three months ended September 30, 2025 and June 30, 2025 consisted of the following:

			Variance
	Three Months Ended		September 30, 2025 vs. June 30, 2025
	September 30, 2025	June 30, 2025	$	%
Salaries and benefits	$57,504	$55,164	$2,340	4%
Rent and occupancy	15,596	15,742	(146)	(1)%
Sales and marketing	12,346	11,456	890	8%
Office supplies and services	11,703	11,457	246	2%
Professional fees	4,987	6,144	(1,157)	(19)%
Insurance and compliance	2,317	2,262	55	2%
Travel	1,773	1,762	11	1%
Research and development	261	257	4	2%
Other operating expenses	3,690	973	2,717	279%
Total selling, general and administrative expense	110,177	105,217	4,960	5%
Depreciation and amortization	35,239	35,574	(335)	(1)%
Share-based compensation	10,294	8,477	1,817	21%
Total operating expenses	$155,710	$149,268	$6,442	4%
Total operating expenses for the three months ended September 30, 2025 was $155.7 million, an increase of $6.4 million or 4%, compared to $149.3 million for the prior quarter.
The sequential increase in Total operating expenses was driven primarily by additional headcount and increases in annual bonus accrual, which resulted in higher Salaries and benefits during the current quarter, along with increases to our allowance for credit losses on specific aged receivables and increased lobbying spend, which drove Other operating expenses higher during the current quarter. In addition, Total operating expenses was burdened by increased shared-based compensation, following the modification of performance targets on outstanding PSUs. These increases were partially offset by a significant reduction in Professional fees, driven primarily by the internalization of technical accounting expertise and fewer unique transactions requiring advisory support.
Total operating expenses represented 49% of Total revenues, net for the current quarter as compared to 48% of Total revenues, net in the prior quarter.

Comparison of the nine months ended September 30, 2025 and 2024
Total operating expenses, for the nine months ended September 30, 2025 and 2024 consisted of the following:

			Variance
	Nine Months Ended		2025 vs. 2024
	September 30, 2025	September 30, 2024	$	%
Salaries and benefits	$172,447	$173,362	$(915)	(1)%
Rent and occupancy	45,576	40,894	4,682	11%
Sales and marketing	35,480	37,529	(2,049)	(5)%
Office supplies and services	34,113	33,802	311	1%
Professional fees	16,596	18,221	(1,625)	(9)%
Insurance and compliance	6,997	6,534	463	7%
Travel	5,427	4,966	461	9%
Research and development	853	1,111	(258)	(23)%
Other operating expense	5,189	3,777	1,412	37%
Total selling, general and administrative expense	322,678	320,196	2,482	1%
Depreciation and amortization	106,253	111,842	(5,589)	(5)%
Share-based compensation	23,395	20,369	3,026	15%
Total operating expenses	$452,326	$452,407	$(81)	—%
Total operating expenses for the nine months ended September 30, 2025 was $452.3 million, an increase of $0.1 million compared to $452.4 million for the nine months ended September 30, 2024.
Total operating expenses remained flat year-over-year, driven by several factors. Total operating expenses benefited from reduced spend on (i) Salaries and benefits in previous quarters that was partially offset by new hires in the current quarter, (ii) Sales and marketing, as a result of targeted cost-optimization efforts in our domestic operations, (iii) Professional fees, as a result of the internalization of technical accounting expertise and fewer unique transactions requiring advisory support, and (iv) Depreciation and amortization expense, as a result of the expiration of certain intangible assets that were fully amortized in the prior year.
These savings were partially offset by higher Rent and occupancy expenses due primarily to (i) the execution of new leases to support our expanding global footprint and (ii) accelerated depreciation and amortization expense on underperforming properties and leases that were partially abandoned or disposed in the current nine months ended. Share-based compensation was higher, following the modification of performance targets on outstanding PSUs during the current nine months ended. In addition, Other operating expenses was burdened by higher lobbying spend and increases to our allowance for credit losses for specific aged receivables during the current nine months ended.
Total operating expenses represented 48% and 45% of Total revenues, net for the nine months ended September 30, 2025 and 2024, respectively.

Total other expense, net
Comparison of the three months ended September 30, 2025 and June 30, 2025
Total other expense, net, for the three months ended September 30, 2025 and June 30, 2025 consisted of the following:

			Variance
	Three Months Ended		September 30, 2025 vs. June 30, 2025
	September 30, 2025	June 30, 2025	$	%
Interest income	$151	$166	$(15)	(9)%
Interest expense	(14,376)	(14,646)	270	(2)%
Interest expense related to lease liabilities and financial obligations	(10,989)	(11,074)	85	(1)%
Loss on disposal of assets	(1,221)	(253)	(968)	383%
Loss (gain) on investment	(1,424)	54	(1,478)	(2737)%
Gain on extinguishment of debt	199	—	199	—%
Impairment (loss) recovery	(848)	1,209	(2,057)	(170)%
Foreign exchange (loss) gain	(1,160)	3,449	(4,609)	(134)%
Other (expense) income, net	1,329	(1,411)	2,740	(194)%
Total other expense, net	$(28,339)	$(22,506)	$(5,833)	26%
Total other expense, net for the three months ended September 30, 2025 was $28.3 million, an increase of $5.8 million, or 26%, compared to $22.5 million for the prior quarter. The increase was primarily driven by non-recurring impairments recognized in the current quarter versus impairment recoveries in the prior quarter. In addition, Total other expense, net was unfavorably impacted by higher fair value remeasurement of our outstanding contingent consideration obligation as a result positive momentum in the Company’s stock price during the current quarter, and by foreign currency exchange losses driven by prior-quarter volatility. These losses were partially offset by favorable litigation-related developments.

Comparison of the nine months ended September 30, 2025 and 2024
Total other expense, net, for the nine months ended September 30, 2025 and 2024 consisted of the following:

			Variance
	Nine Months Ended		September 30, 2025 vs. September 30, 2024
	September 30, 2025	September 30, 2024	$	%
Interest income	$489	$601	$(112)	(19)%
Interest expense	(43,184)	(45,240)	2,056	5%
Interest expense related to lease liabilities and financial obligations	(33,147)	(31,030)	(2,117)	(7)%
(Loss) gain on disposal of assets	(2,550)	1,328	(3,878)	292%
(Loss) gain on investment	(1,093)	2,827	(3,920)	139%
Gain on extinguishment of debt	1,685	245	1,440	(588)%
Impairment (loss) recovery	(3,334)	1,543	(4,877)	316%
Foreign exchange gain	3,764	2,151	1,613	(75)%
Other income (expense)	759	(2,301)	3,060	(133)%
Total other expense, net	$(76,611)	$(69,876)	$(6,735)	10%
Total other expense, net for the nine months ended September 30, 2025 and 2024 was $76.6 million, an increase of $(6,735), or 10%, compared to $69.9 million for the nine months ended September 30, 2024.
The increase was driven primarily by non-recurring impairments on facilities and equipment slated for closure or retirement recognized in the current nine months ended versus the impairment recovery recognized in the prior nine months ended upon repurposing our leased facility in Lexington, Kentucky to launch our hemp-derived THC operations in the first quarter of 2024. The current nine months ended also benefited from the gain realized on the exchange of the Bloom Notes - 2025 as well as favorable litigation-related developments. The prior nine months ended included gains on asset sales and lease modifications that did not recur in the current year, as well as an acquisition-related gain from a post-closing price adjustment to the deferred consideration obligation incurred with our acquisition of Tryke Companies (dba Reef Dispensaries).

Financial condition, liquidity and capital resources
Liquidity and capital resources
Our primary need for liquidity is to fund our working capital requirements, capital expenditures, acquisitions, debt service and other general corporate requirements. During the nine months ended September 30, 2025 and 2024, our primary source of liquidity has been funds generated by our continuing operations. We have also generated cash through asset sales and dispositions, while strategically allocating capital to support ongoing operations and pursue new acquisitions aimed at driving long-term earnings growth. Our ability to fund our operations, make planned capital expenditures and acquisitions and service our debt obligations depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and other factors, some of which are beyond our control.
We expect our cash on hand together with anticipated cash flows from our operating and financing activities will be sufficient to meet our capital requirements and operational needs over the next 12 months.
Our financial condition and liquidity positions are discussed further below.
Outstanding financing obligations
As of September 30, 2025, our principal financing obligations consisted of senior secured notes, a revolving line of credit and an asset-based lending facility. Our debt is primarily secured by our assets and those of certain of our subsidiaries. The following is a summary of our material debt obligations. For complete details, including pertinent terms of the associated indentures and loan agreements, refer to Note 16 — Notes payable of the accompanying Consolidated Financial Statements (Unaudited).
The following table summarizes our material outstanding debt obligations as of September 30, 2025:

Credit facility	Outstanding balance	Maturity date
Senior Secured Notes – 2026*	$456,815	December 15, 2026
Senior Secured Notes – 2027*	62,906	December 17, 2027
Needham LOC*	3,045	December 15, 2026
ABL Facility - EWB* Note	12,000	August 25, 2026
Seller note payable	4,162	December 1, 2036
Other notes payable	12,217	Various

*As defined within
Senior Secured Notes – 2026
In December 2021, we issued $475 million in senior secured notes due 2026 (the “Senior Secured Notes – 2026”). On April 30, 2024, in an arms-length transaction, we purchased $15 million of the face value of the Senior Secured Notes – 2026 for $14.3 million in cash, reducing the outstanding principal. On July 22, 2025, in an arms-length transaction, we purchased $3.2 million of the face value of the Senior Secured Notes – 2026 for $2.9 million in cash, further reducing the outstanding principal.
The note indenture for the Senior Secured Notes – 2026 (the “Note Indenture”) allows for the issuance of additional senior secured notes or other pari passu debt, subject to meeting certain post-incurrence-based financial covenants, including:
•A fixed charge coverage ratio of at least 2.5:1.
•A consolidated secured debt to consolidated EBITDA ratio of no more than 4:1.
In addition, pursuant to the Note Indenture, we can grant a more senior lien to secure up to $200 million of additional financing from commercial banks for revolving credit loans, such as the Needham LOC (as defined herein), provided that the interest rate applicable to such revolving credit loans is lower than the interest rate applicable to the Senior Secured

Notes – 2026. Subject to the consent of Needham Bank, the Senior Secured Notes – 2026, inclusive of accrued and unpaid interest, may be redeemed early without incurring a prepayment premium.
Senior Secured Notes – 2027
On January 17, 2025, we completed a note exchange with the former owners of Bloom, exchanging $60 million of outstanding principal and $7 million of accrued interest on the Bloom Notes – 2025 into senior secured notes with a principal balance of $67 million (the “Senior Secured Notes – 2027”). The Senior Secured Notes – 2027 mature on January 17, 2027 and bear interest at 10.0% per annum. Principal repayments commence on August 17, 2025.
There are no prepayment penalties on the Senior Secured Notes – 2027.
Needham Bank
On November 6, 2024, we secured a $40 million revolving line of credit with Needham Bank (the “Needham LOC”), which includes an option to request an additional $20 million beginning May 6, 2026. The Needham LOC is secured by a first-priority lien on the mortgages, business assets and collateral of our subsidiary loan parties and is further supported by a limited guaranty on our equity interest in Curaleaf, Inc. The associated loan agreement contains financial covenants, including the requirement to maintain a total loan-to-value ratio of no more than 80.0% based on the “as-is” fair market value of the pledged real estate.
Asset-based revolving credit facility
We have a $12 million asset-based revolving credit facility (the “ABL Facility”) with East West Bank (“EWB”), which matures on August 25, 2026. The ABL Facility, which is secured by our deposit accounts at EWB, was fully drawn as of September 30, 2025. The ABL Facility was originally established on August 25, 2023 and increased to its current capacity through two amendments in 2024.
Covenant compliance
As of September 30, 2025, we were in compliance with all financial covenants within each credit facility, and we did not observe evidence of any cross-defaults.
Future capital offerings
On February 3, 2025, we filed a Base Shelf Prospectus and on February 5, 2025, filed the Base Shelf Prospectus on a Form F-10 registration statement, (File No 333-284710) (the “Registration Statement”), with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow us to offer up to $1 billion (or the equivalent thereof, at the date of issue, in any other currency, or currencies, as the case may be) worth of SVS, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time during the 25-month period that the Base Shelf Prospectus and/or Registration Statement are effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement to be filed with the applicable Canadian securities regulatory authorities and/or the SEC.
Working capital
Working capital, defined as current assets minus current liabilities, is a key measure of our short-term liquidity. As of September 30, 2025 and December 31, 2024, we had positive working capital of $141.0 million and $41.8 million, respectively, of which Cash and cash equivalents (including restricted cash and cash equivalents) represented $107.5 million and $107.2 million, respectively.
The $99.3 million increase in our positive working capital was driven primarily by a reduction in our current notes payable that resulted from (i) the settlement of our remaining obligations under the Bloom Note - 2024 through the issuance of SVS and (ii) the exchange with the Bloom Lenders of the Bloom Notes – 2025 in exchange for senior secured notes of the Company for an aggregate principal balance of $67 million at time of exchange (the “Senior Secured Notes — 2027”). Additionally, working capital was positively impacted by the settlement of our current contingent consideration liability and our ongoing strategic cash management efforts. For further details, see the Results of operations – Consolidated section of this MD&A as well as Note 16 — Notes payable of the accompanying Consolidated Financial Statements (Unaudited).
Cash Flows
The following table summarizes our sources and uses of cash during the nine months ended September 30, 2025 and 2024:

	Nine Months Ended		Variance
	September 30, 2025	September 30, 2024	$	%
Operating activities:
Continuing operations	$103,990	$116,472	$(12,482)	(11)%
Discontinued operations	(8,607)	(3,068)	(5,539)	181%
Net cash provided by operating activities	95,383	113,404	(18,021)	(16)%
Investing activities:
Continuing operations	(51,036)	(70,187)	19,151	(27)%
Discontinued operations	—	2,345	(2,345)	(100)%
Net cash used in investing activities	(51,036)	(67,842)	16,806	(25)%
Financing activities:
Continuing operations	(44,551)	(47,412)	2,861	(6)%
Discontinued operations	—	(107)	107	(100)%
Net cash used in financing activities	(44,551)	(47,519)	2,968	(6)%
Net decrease in cash and cash equivalents (including restricted cash and cash equivalents)	$(204)	$(1,957)	$1,753	(90)%

Operating Activities
Net cash provided by operating activities was $95.4 million and $113.4 million during the nine months ended September 30, 2025 and 2024, respectively.
For the nine months ended September 30, 2025, Net cash provided by operating activities from continuing operations was $104.0 million, driven primarily by income from operations, partially offset by cash outflows related to working capital changes, income tax payments and interest payments on our debt and lease obligations. In addition, our revised Section 280E position resulted in an increase to our uncertain tax position.
For the nine months ended September 30, 2024, Net cash provided by operating activities from continuing operations of $116.5 million, driven primarily by income from operations. This strong performance was partially offset by cash interest payments for debt service and lease obligations, a planned build up in trade accounts receivable reflecting expansion of our wholesale operations and increased inventory balances to support operational growth. Additionally, our current income tax payable was reduced substantially as a result of our Section 280E position.
As of September 30, 2025, we have no significant continuing involvement with operations reclassified as discontinued operations in 2023. During the nine months ended September 30, 2025, the net cash used in our discontinued operating activities discontinued operations totaled $8.6 million, driven primarily by the tax-deductible loss recognized upon the formal dissolution of certain discontinued operations, partially offset by the wind down of the remaining obligations associated with these discontinued operations.
Investing Activities
For the nine months ended September 30, 2025, Net cash used in investing activities from continuing operations was $51.0 million, driven by strategic capital expenditures and issuances of notes receivable to support our growth trajectory and global expansion. These cash outflows were partially offset by proceeds from asset sales and collections on outstanding notes receivable.

For the nine months ended September 30, 2024, Net cash used in investing activities from continuing operations was $70.2 million. This net use of cash was driven primarily by strategic capital expenditures and was partially offset by proceeds from divestitures of certain held-for-sale and discontinued operations.
Financing Activities
For the nine months ended September 30, 2025, Net cash used in financing activities from continuing operations was $44.6 million, driven by principal payments on our outstanding notes payable, finance leases and failed sale leaseback arrangements as well as settlement of certain acquisition-related obligations. These payments were partially offset by proceeds from borrowings under the Company’s line of credit with Needham Bank.
For the nine months ended September 30, 2024, Net cash used in financing activities from continuing operations was $47.4 million. This net use of cash was primarily driven by principal payments on the Bloom Notes as well as principal payments on our finance leases and failed sale leaseback arrangements. These principal payments were partially offset by $3.5 million in proceeds from additional borrowings under the Company’s asset-based revolving credit facility with East West Bank.
Summary of quarterly results

	Three Months Ended
	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Revenues, net	$320,244	$314,520	$310,007	$331,054	$330,530	$342,286	$338,932	$345,269
Cost of goods sold	160,503	161,967	154,833	173,691	170,014	181,821	178,028	189,077
Gross profit	159,741	152,553	155,174	157,363	160,516	160,465	160,904	156,192
Operating expenses	155,710	149,268	147,348	166,644	151,287	152,918	148,202	142,225
Other expense, net	(28,339)	(22,506)	(25,766)	(67,950)	(21,011)	(24,709)	(24,156)	(74,593)
Net Loss from continuing operations	(54,546)	(50,602)	(54,795)	(71,777)	(44,348)	(48,553)	(51,543)	(57,652)
Net (loss) income from discontinued operations	(2,138)	(3,004)	(5,451)	(6,696)	1,620	(1,277)	567	(7,995)
Net loss	(56,684)	(53,606)	(60,246)	(78,473)	(42,728)	(49,830)	(50,976)	(65,647)
Less: Net (loss) income attributable to non-controlling interest	345	(445)	817	(910)	(2,032)	(945)	(2,697)	(2,419)
Net loss attributable to Curaleaf Holdings, Inc.	$(57,029)	$(53,161)	$(61,063)	$(77,563)	$(40,696)	$(48,885)	$(48,279)	$(63,228)
Net loss per share attributable to Curaleaf Holdings, Inc.(1)	$(0.08)	$(0.08)	$(0.10)	$(0.12)	$(0.07)	$(0.06)	$(0.07)	$(0.09)
Weighted average SVS outstanding - basic and diluted	764,825,622	757,270,633	744,898,937	748,936,695	742,535,355	740,787,287	736,147,618	733,514,919

(1) Certain non-controlling interests are redeemable at the option of the holders. When the estimated redemption value exceeds the recorded amount, the excess is charged directly to Shareholders' equity on the Condensed Interim Consolidated Balance Sheets (Unaudited). This adjustment does not affect the Company's reported net loss; however, under ASC 480-10, Distinguishing Liabilities from Equity, the excess redemption value must be included in the calculation of earnings per share - basic and diluted.

Over the last eight quarters, Revenues, net has been impacted by the following factors:
•Organic and acquisitional growth, particularly in our international operations ;
•Increased focus on increasing our brand presence and wholesale operations;
•Launch of diversified product offerings;
•Divestiture of discontinued operations and
•Increased competition due to new market entrants in our more established markets.
Over the last eight quarters, Net loss has been affected by the following factors:
•Impact of the items affecting revenue, as outlined above;

•Impairments and accelerated amortization recognized on discontinued operations, planned facility closures and the retirement of excess and obsolete facilities and equipment;
•Timing of leases signed and costs associated with the opening of new and/or expanded retail locations;
•Impact of lower fixed cost of goods sold absorption resulting from operational capacity adjustments throughout the period;
•Impact of failed adult use initiatives on inventory levels and strategic capital investments;
•Timing, nature and settlement of acquisition-related costs and obligations;
•Costs incurred in connection with debt issuances and debt refinancing;
•Costs incurred in connection with the TSX Listing and the Reorganization;
•Costs incurred and reserves established for certain litigation matters;
•Increased labor and product costs due to inflationary factors and
•Implementation of strategic cost optimization measures.
Acquisitions completed during the nine months ended September 30, 2025
We did not consummate any individually material acquisitions during the nine months ended September 30, 2025.
Off-Balance sheet arrangements
We do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.
Related party transactions
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.
The Company did not engage in any material related party transactions, outside the normal course of business, during the three and nine months ended September 30, 2025 and 2024.
Our key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consist of our executive management team and board of directors.
Compensation related to key management personnel compensation for the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three months ended September 30,		Nine months ended September 30,
Form of compensation	2025	2024	2025	2024
Share-based payments	$4,849	$2,743	$9,344	$9,748
Short-term employee benefits	840	1,091	4,162	3,869
Other long-term benefits	12	11	31	32
Total compensation	$5,701	$3,845	$13,537	$13,649

Changes in or adoption of accounting principles
We have implemented all applicable accounting standards recently issued by the Financial Accounting Standards Board, as well as applicable pronouncements from certain other standard-setting bodies, within the prescribed effective dates.

Pronouncements that are not applicable or where it has been determined do not have a significant impact to our Company have been excluded.
For further details, refer to Note 3 — Significant accounting policies in the accompanying Consolidated Financial Statements (Unaudited) and in the Annual Financial Statements.
Significant accounting judgments, estimates and assumptions
The preparation of financial statements in accordance with U.S. GAAP requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. These estimates are developed based on historical experience, observable trends and other information available, and they are reviewed and updated regularly. Although actual results could differ from these estimates, we believe them to be reasonable.
The most significant assumptions and estimates underlying the accompanying Consolidated Financial Statements (Unaudited) are described below:
Consolidation and variable interest entities
Significant judgment is applied to determine whether we hold a controlling financial interest in an entity, particularly when we do not hold a majority voting interest. This evaluation considers voting rights, management and service agreements, the entity’s design and the existence of financial guarantees. Entities in which we hold a controlling financial interest are consolidated.
Business combinations and asset acquisitions
Significant judgment is applied in determining whether an acquisition is treated as a business combination or an asset acquisition. We use an optional screen test under which a transaction is accounted for as an asset acquisition if substantially all of the fair value of the gross assets acquired (generally 90% or more) is concentrated in a single identifiable asset or group of similar assets.
In a business combination, significant estimates are used to determine the fair value of assets acquired and liabilities assumed. Depending on the complexity of the transaction, an independent valuation expert may be engaged.
•Intangible Assets: The valuation of acquired intangible assets, such as cannabis licenses, requires the development of forward-looking cash flow projections and the selection of appropriate discount and terminal growth rates.
•Contingent Consideration: The fair value of contingent consideration liabilities, such as earn-outs, is estimated based on the probability and timing of achieving specific future outcomes, such as revenue targets.
These valuations are closely linked to the assumptions made by us regarding future performance of the assets acquired and any changes in the discount rate applied.
Goodwill impairment
Goodwill is tested for impairment annually or more frequently if impairment indicators exist. This test requires the estimation of the fair value of our reporting units using income and market-based approaches. This process involves significant judgment in developing business plans and forecasts as well as in selecting appropriate market data.
Share-based compensation - Stock options
Estimating the fair value of share-based awards requires significant assumptions for the inputs used in the Black-Scholes or Monte Carlo valuation models, including expected volatility of our SVS, the expected life of an award and the risk-free interest rate We use an expected dividend yield of zero as we do not currently anticipate paying dividends

Impairment of long-lived assets
We evaluate the recoverability of our long-lived assets when events indicate their carrying value may not be recoverable. This requires judgment in interpreting key factors (e.g., adverse changes in market conditions, regulatory environment or business climate and adverse changes in the extent or manner in which the long-lived assets will be used) and in estimating the undiscounted future cash flows of such assets
Inventories, net
Inventories are measured at the lower of cost or NRV. Determining NRV requires significant judgment regarding future demand, selling prices, shrinkage and inventory aging.
Leases
We apply significant judgment in deriving the lease term and discount rate applicable in a leasing arrangement.
•Lease Term: Determining whether options to extend or terminate a lease are reasonably certain to be exercised involves considering strategic, operational and economic factors, including the size of our investment in the property and the strategic importance of the property location.
•Discount Rate: Determining the incremental borrowing rate for leases where the implicit rate is not readily determinable.
Income taxes
There is inherent uncertainty in quantifying income tax positions. We must exercise significant judgment in evaluating whether our tax positions are more likely than not to be sustained upon examination or audit by tax authorities in the complex federal, state and foreign jurisdictions in which we operate.
Held for sale and discontinued operations
Significant judgment is required to determine if a disposal group meets the specific criteria to be classified as “held for sale.” An asset or disposal group must meet all of the following conditions:
•Management is committed to a plan to sell;
•The asset or disposal group is available for immediate sale in its present condition;
•An active program to locate a buyer has been initiated;
•The sale is highly probable within one year;
•The asset or disposal group is being actively marketed for sale at a reasonable price; and
•It is unlikely that the plan will be significantly changed or withdrawn.
A disposal group classified as held for sale is reported as a “discontinued operation” if it represents a strategic shift that has a major effect on our operations and financial results. Assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell.
Redeemable non-controlling interests
The valuation and classification of redeemable non-controlling interests involve significant judgment, including developing discounted cash flow models with assumptions about future revenue, margins and economic conditions. We also have to assess whether the underlying equity instruments are currently redeemable or likely to become redeemable in the future, adding complexity to their classification on our consolidated balance sheets.

Summary of outstanding securities
The Company had the following securities issued and outstanding as of November 3, 2025:

Securities	Number of Securities
Multiple voting shares	93,970,705
Subordinate voting shares	678,175,891
Restricted stock units	20,898,383
Performance stock units	10,085,139
Stock options	31,680,478
Financial instruments and financial risk management
ASC 820, Fair Value Measurement (“ASC 820”) defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy to prioritize the inputs used to measure fair value into three categories based upon the lowest level of input that is available and significant to the fair value measurement.
The three levels of the fair value hierarchy, wherein Level 1 is the highest and Level 3 is the lowest, are as follows:
Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 — Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 — Inputs for the asset or liability that are not based on observable market data.
We evaluate the classification of our financial instruments within the fair value hierarchy at the end of each reporting period. Transfers between levels are recognized based on changes in the observability of the inputs used to measure fair value. Our policy is to recognize transfers between levels of the fair value hierarchy as of the beginning of the reporting period in which the event or change in circumstances that caused the transfer occurs.
Our financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, notes receivable, equity investments, accounts payable, accrued expenses, long-term notes payable, contingent and deferred consideration liabilities and redeemable NCI.
The carrying values of cash, restricted cash, cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses approximate their fair values due to the relatively short-term to maturity. Our notes payable and deferred consideration liabilities are carried at amortized cost, and our redeemable NCI is recognized at the greater of carrying value or estimated redemption value at the end of each reporting period.
Non-recurring fair value measurements
Our assets measured at fair value on a nonrecurring basis include our long-lived assets and goodwill. We review the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or, at minimum, annually for goodwill. Any resulting asset impairment would require that the asset be written down to fair value. Fair value measurements of these assets are derived using inputs classified within Level 3 of the fair value hierarchy.
Recurring fair value measurements
Our financial instruments measured at fair value on a recurring basis include certain equity investments and contingent consideration liabilities. The lowest level of inputs that are significant to the fair value measurements of these financial instruments are not based on observable market data; and therefore, these financial instruments are classified within Level 3 of the fair value hierarchy. As of September 30, 2025 and December 31, 2024, the Company’s financial instruments measured at fair value on a recurring basis were classified in the fair value hierarchy as follows:

	As of September 30, 2025
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,373	$1,373
Contingent consideration liabilities	—	—	3,687	3,687
	$—	$—	$5,060	$5,060

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Investments	$—	$—	$1,713	$1,713
Contingent consideration liabilities	—	3,310	2,837	6,147
	$—	$3,310	$4,550	$7,860
Level 3
As of September 30, 2025 and December 31, 2024, the following valuation methodologies and significant unobservable inputs were used to derive the fair value measurements of our financial instruments measured at fair value on a recurring basis:

			As of
Financial instrument	Valuation methodology	Level 3 input	September 30, 2025	December 31, 2024
Contingent consideration - EMMAC	Monte Carlo simulation	Timing of achievement	2 years	2 years
		Probability of achievement	99.0%	99.0%
Investments	Adjusted estimated net asset fair value	Capitalization rate	10.0%	8.9%
There were no transfers between fair value levels during the three and nine months ended September 30, 2025 and 2024.
Financial Risk Management
We are exposed to financial risks, including credit risk, liquidity risk and market risk. The following discussion summarizes our approach to managing these risks.
Credit risk
Credit risk is the risk we incur a loss on a financial instrument as a result of a customer or third party failing to meet contractual obligations. Credit risk arises principally from our financing receivables, including our accounts receivable and notes receivable. Our maximum credit exposure as of September 30, 2025 and December 31, 2024 equates to the aggregate carrying amount of our cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and notes receivable.
The majority of our revenues are derived from our retail dispensaries, where customers are required to transfer payment immediately upon purchase. For the three months ended September 30, 2025 and 2024, Retail revenues represented 71% and 77%, respectively, of our Total revenues, net. For the nine months ended September 30, 2025 and 2024, Retail revenues represented 73% and 78%, respectively, of our Total revenues, net.
In the normal course of business, we provide financing to our non-retail customers as trade accounts receivables. We may also extend financing, as notes receivable, in connection with an acquisition or divestiture. While we have not adopted standardized credit policies, we have established processes to mitigate credit risk on such financing receivables, which include assessing creditworthiness on an individual basis.
Pursuant to ASC 310, Receivables, we recognize our financing receivables, net of an allowance for credit losses, on the Condensed Interim Consolidated Balance Sheets (Unaudited), in order to present the financing receivables at the expected realizable value. Our allowance for credit losses is reviewed by management each reporting period and adjustments are made, if necessary, based on our historical experience and management’s assessment of the current economic environment.
Given the increasing financial pressure across the cannabis industry, we have heightened our monitoring of credit exposure to other cannabis operators and continue to prioritize timely collections of outstanding trade accounts receivables
Liquidity risk
Liquidity risk is the risk that we will not have sufficient liquidity to settle our financial obligations and liabilities when due. We mitigate liquidity risk through management of our capital structure.
We have material debt obligations requiring scheduled principal and interest payments, which are subject to various financial covenants. Non-compliance with these financial covenants or failure to make timely debt service payments could result in the outstanding principal and accrued interest on our debt obligations becoming due immediately or on demand, which would have a material adverse impact on our financial position and cash flows.
Future payment obligations associated with the Company’s long-term acquisition-related financial instruments and lease obligations are further discussed in Note 4 — Acquisitions, Note 11 — Leases and Note 12 — Failed sale leaseback arrangements in the accompanying Consolidated Financial Statements (Unaudited)
Currency risk
Our financial position, results of operations and cash flows are presented in USD, which requires us to translate the financial accounts for our international subsidiaries into USD, using exchange rates at specific reporting dates or average rates over the reporting period, as applicable. Transactions which are denominated in currencies other than the USD are subject to both transaction risk and translation risk.
As of September 30, 2025 and 2024, we had no hedging agreements in place with respect to foreign exchange rates.
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents (including those that are restricted) bear interest at market rates. Our notes receivable and notes payable have fixed rates of interest and are carried at amortized cost. We do not account for any fixed-rate financial assets or fixed-rate financial liabilities at fair value.. Accordingly, we have limited exposure to interest rate sensitivity risk with respect to these financial instruments.
Geography risk
The geographic concentration of our domestic and international operations poses potential risks if the domestic and/or international cannabis industry experience significant adverse events and/or if macroeconomic conditions deteriorate significantly.
Factors that may adversely affect domestic and international cannabis markets and macroeconomic environments include, among others, the following:
•weakened consumer demand as a result of economic headwinds, such as industry slowdowns and changing demographics;
•inability or unwillingness of customers to pay current and/or increased prices;
•rising operating expenses, such as taxes, utilities and routine maintenance;
•local conditions, such as oversupply of or reduced demand for cannabis products;
•regulatory restrictions or local laws, which could result in market saturation, price compression and/or increased operating costs;

•concentration of and competition from other cannabis cultivators, manufacturers and distributors; and
•specific regional acts of nature, such as earthquakes, fires and floods.
Disaggregated financial information for our two reportable segments, Domestic and International is presented in Note 24 — Segment reporting of the accompanying Consolidated Financial Statements (Unaudited) and in the “Selected Financial Information” section of this MD&A.
Industry risk
Cannabis-related activities are illegal under U.S. Federal law, and enforcement of such federal laws could have significant adverse risks on our operations. Our shareholders should carefully evaluate the risk factors discussed herein and in the Annual Information Form within the section entitled “Risk Factors”.
Capital management
Our primary objective when managing capital is to continually provide returns to our shareholders and benefits to our other stakeholders. Our capital structure consists of shareholders’ equity and notes payable, net of cash, cash equivalents and restricted cash and cash equivalents. In order to safeguard our ability to continue as a going concern, we manage and adjust our capital structure, in response to changes in the economic conditions of the jurisdictions in which we operate and on the risk characteristics of our underlying assets. We expect cash on hand together with anticipated cash flows from our operating and financing activities will be sufficient to meet our capital requirements and operational needs over the next 12 months.
Regulatory Environment: Issuers With U.S. Cannabis-Related Operations
In response to the on-going conflict between U.S. federal and U.S. state regulatory frameworks governing cannabis-related activities, the Canadian Securities Administrators issued Staff Notice 51-352, Issuers with U.S. Marijuana-Related Activities, which outlines industry-specific disclosure requirements for Canadian reporting issuers with operations or investments in the U.S. cannabis industry.
Pursuant to Staff Notice 51-352, the following disclosure is aimed at providing further details regarding:
•our involvement in the U.S. cannabis industry and quantifying our balance sheet and operating statement exposure to U.S. cannabis-related activities;
•statements and other available guidance made by U.S. federal authorities or U.S. federal prosecutors regarding the risk of enforcement action as a result of our involvement with cannabis-related activities;
•risks related to our involvement in cannabis-related activities, including, among others, (i) the risk that third party service providers could suspend or withdraw services and (ii) the risk that regulatory bodies could impose certain restrictions on our ability to operate in the U.S.;
•our ability and our affiliates’ ability to access both public and private capital as well as the financing options that are and are not available to us and our affiliates to support continuing operations;
•cannabis-related regulations and applicable licensing requirements of each U.S. state in which we and/or our affiliates operate as well as our program for monitoring compliance with these regulations and licensing requirements; and
•the status of our compliance with the cannabis-related regulatory framework and applicable licensing requirements of each U.S. state in which we and our affiliates operate.

Our Involvement in the U.S. Cannabis Industry
In the U.S., the cannabis industry remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the Controlled Substances Act (the “CSA”).
In the U.S., we and our affiliates are directly involved in the cannabis industry in certain U.S. states that have legalized the medical and/or adult use of cannabis. Currently, we and our affiliates hold the requisite licenses to engage in the cultivation, manufacture, processing, distribution and sale of cannabis, as permitted, in the states of Arizona, Connecticut, Florida, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Pennsylvania and Utah. In addition, we have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania, and on November 14, 2024, we were granted the license to operate the first Marijuana Research Facility in Massachusetts.
For the three and nine months ended September 30, 2025, 86% and 87%, respectively, of our Total revenues, net were directly derived from U.S. cannabis-related activities. We do not differentiate the Company’s net assets between those directly derived from cannabis-related activities and those that are unrelated; therefore, such information is not presented.
Regulatory Frameworks Governing Cannabis-Related Activities in the U.S.
Overview of U.S. Federal Regulatory Framework
The Controlled Substances Act
The U.S. federal government regulates drugs, such as cannabis, through the CSA, which places controlled substances in one of five different schedules. Currently, cannabis, except hemp containing less than 0.3% (on a dry weight basis) of tetrahydrocannabinol (“THC”), the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the Drug Enforcement Administration (the “DEA”) considers cannabis to have (i) a high potential for abuse, (ii) no currently accepted medical use in medicinal treatment in the U.S. and (iii) a lack of accepted safety for use under medical supervision1. As a result, under U.S. federal law, the possession, use, cultivation and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts.
While most jurisdictions have a uniform national framework for regulation of cannabis-related activities, in the U.S., cannabis is separately regulated at the U.S. state and local jurisdictional levels. As a result, U.S. states that have legalized the medical and/or adult use of cannabis have regulatory frameworks that are in direct conflict with that of the U.S. federal government.
The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and U.S. federal laws made pursuant to it are paramount and, in case of conflict between U.S. federal and U.S. state law, U.S federal law shall apply. Consequently, although the Company’s activities are compliant with applicable cannabis-related U.S. state and local regulations, strict compliance with these U.S. state and local regulations may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company.
To address the inconsistent treatment of cannabis under US. federal and U.S. state laws:
•On August 29, 2013, then U.S. Deputy Attorney General James Cole issued a memorandum (the “Cole Memorandum”) offering guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigation and prosecution of cannabis-related activities in all U.S. states. The Cole Memorandum acknowledged that jurisdictions that have legalized cannabis in some form(s) have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the U.S. federal level. While the Cole Memorandum did not provide specific guidelines for what regulatory and enforcement systems would be deemed sufficient by the Department of Justice (the “DOJ”), the Cole Memorandum was seen by many U.S. state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations.
1 21 U.S.C. 812(b)(1).

•On January 4, 2018, then U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum, and in the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions became responsible for establishing enforcement priorities for their respective offices. Despite the rescission of the Cole Memorandum, U.S. federal prosecutors appeared to continue to use the Cole Memorandum’s priorities as an enforcement guide. Certain U.S Attorneys, such as Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, focused cannabis enforcement efforts on: (i) overproduction; (ii) targeted sales to minors and (iii) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA, in appropriate circumstances.
•On March 10, 2021, Merrick Garland was appointed U.S. Attorney General. During his confirmation hearing, Garland indicated that, under his leadership, the DOJ would focus its resources on violent crime and cartel activity and deprioritize the enforcement of U.S. federal cannabis laws against individuals and U.S. state-licensed cannabis businesses.
•On December 2, 2022, H.R. 8454, known as the Medical Marijuana and Cannabidiol Research Expansion Act (the “Research Expansion Act”), was signed into law. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history, and it established a new, separate registration process for researchers and manufacturers in the cannabis industry. Amongst other things, the Research Expansion Act (i) directs the DEA to register practitioners who conduct cannabis and cannabidiol (“CBD”) research and manufacturers who supply cannabis for research purposes; (ii) permits the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iv) permits registered entities to manufacture, distribute, dispense or possess cannabis or CBD for purposes of medical research; (v) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (vi) directs the the Department of Health and Human Services (the “HHS”) to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions, such as epilepsy, and the impact of cannabis on adolescent brain development.
•On April 30, 2024, the HHS, in coordination with the DOJ, recommended to the DEA that cannabis be rescheduled from Schedule I to Schedule III of the CSA (“Rescheduling”), and on May 21, 2024, the DEA published a Notice of Proposed Rulemaking (the “NPRM”) signed by U.S. Attorney General Merrick Garland. Rescheduling, which is supported by the National Institute on Drug Abuse, is supported by research studies that concluded cannabis has an accepted medical use in the U.S. and relatively low potential for abuse. The NPRM is subject to evidentiary hearings, a procedural process that allows stakeholders — such as scientists, medical experts, advocacy groups, industry representations and others — to provide testimony and evidence supporting or opposing the NPRM.
•On August 27, 2024, the DEA announced that it would hold a hearing before an administrative law judge on the cannabis rescheduling proposal, a process effectively resembling a trial. The hearing commenced on December 2, 2024. However, on January 23, 2025, the hearing was suspended indefinitely by the administrative law judge in response to a motion submitted by a pro-rescheduling participant requesting the DEA to take various corrective actions to address asserted anti-rescheduling bias demonstrated by the DEA. As of the date of this MD&A, it is unclear time when such appeal may take place or what its outcome may be.
Rescheduling is anticipated to have a substantial impact on the U.S. cannabis industry, including (i) easing restrictions on clinical research into cannabis-based treatments, (ii) eliminating the applicability of Section 280E tax provisions and U.S. federal anti-money laundering regulations to U.S. state-licensed cannabis businesses, (iii) improving access to U.S. banking services and capital markets and (iv) reducing insurance liabilities associated with Schedule I substances. It may also contribute to the destigmatization of cannabis use and cannabis-related businesses. However, Rescheduling will not legalize, under the CSA, the cultivation, manufacture, processing, distribution and sale of cannabis by U.S. state-licensed cannabis business.
Companies that operate in the U.S. medical cannabis industry receive a measure of protection from U.S. federal prosecution through a “rider” provision to the Consolidated Appropriations Acts, which governs the allocation of U.S. federal funding for government operations, programs and agencies. The primary purpose of the rider, known as the “Rohrabacher-Farr Amendment”, is to prohibit the DOJ from using congressionally appropriated funds to interfere with the rights of U.S. states to regulate and manage the medical use of cannabis. The Rohrabacher-Farr Amendment must be renewed annually as part of the appropriations process; otherwise, the DOJ will regain the ability to use congressionally appropriated funds to enforce federal cannabis prohibitions in U.S. states where medical use of cannabis is permitted. Since fiscal year 2015, Congress has renewed the Rohrabacher-Farr Amendment, and as of the issuance of this MD&A, Rohrabacher-Farr Amendment remains in effect. However, there is no guarantee that the Rohrabacher-Farr Amendment will be renewed by Congress in subsequent fiscal years, and the Rohrabacher-Farr Amendment does not legalize the use of cannabis on the U.S. federal level.
In recent years, numerous bills have been introduced in the Congress of the United States (“Congress”) to directly address directly various aspects of U.S. federal cannabis policies, including the decriminalization of cannabis, the imposition of federal taxes, the establishment of national public health and safety standards and the promotion of social equity and economic opportunities in communities disproportionately impacted by the War on Drugs. Notable amongst these are the Cannabis Administration and Opportunity Act (the “CAOA”) and the Marijuana Opportunity Reinvestment and Expungement (“MORE”) Act. While neither the CAOA nor the MORE Act succeeded in passing Congress, the increasing frequency of cannabis-related legislation being introduced in Congress reflects a growing consensus among industry stakeholders and many members of Congress that relying solely on prosecutorial discretion and temporary legislative riders, such as the Rohrabacher-Farr Amendment, to regulate the U.S. cannabis industry is insufficient to protect U.S. state-licensed medical cannabis businesses and medical cannabis patients.
Currently, there is no guarantee that U.S. state laws legalizing and regulating cannabis-related activities will not be repealed or overturned or that local governmental authorities will not limit the applicability of U.S. state laws within their respective jurisdictions. In addition, there is no guaranty that comprehensive U.S. federal legislation to de-schedule and decriminalize cannabis will be passed in the near future or at all, or that if such legislation is passed, it will include provisions that preserve the current state-based cannabis programs under which we operate and/or are favorable our U.S. state-licensed operations. Unless and until Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments, there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law against U.S. state-licensed business.
Although the Cole Memorandum has been rescinded, we continue to adhere to the operating policies and procedures that became industry best practice while the Cole Memorandum was in effect to ensure our
i.operations are compliant with all licensing requirements as established by the applicable U.S. state, county, municipality, town, township, borough and other political/administrative divisions;
ii.cannabis related activities adhere to the scope of the licensing obtained — for example: in U.S. states where only medical cannabis is permitted, the products are only sold to patients who hold the necessary permits, and in U.S states where cannabis is permitted for adult use, the products are only sold to individuals who meet the requisite age requirements;
iii.policies and procedures are effective in restricting the distribution of cannabis products to minors;
iv.policies and procedures are effective in preventing the distribution of funds to criminal enterprises, gangs or cartels;
v.U.S. state-mandated seed-to-sale inventory tracking systems and related procedures are designed to effectively monitor our cannabis and cannabis-derived inventory and prevent the diversion of cannabis or cannabis-derived products across U.S. state lines or into U.S. states where cannabis remains prohibited under U.S. state law;
vi.U.S. state-licensed cannabis businesses are not used as a cover for the trafficking of other illegal drugs, for engaging in any other unlawful activity or for violating applicable anti-money laundering statutes and
vii.cannabis and cannabis-derived products comply with all applicable regulations and include the necessary disclaimers regarding product contents to help mitigate public health risks and discourage impaired driving.
In addition, we conduct (i) background checks to ensure that our principal officers and management are of good character and not involved with other illicit drugs or activities, including those involving violence or the use of firearms in the cultivation, manufacturing or distribution of cannabis and cannabis-derived products; and (ii) ongoing reviews of our cannabis-related operations, the premises on which these operations occur and the policies and procedures we have established to regulate the possession of cannabis or cannabis-derived products outside our licensed premises. See “Compliance and Monitoring” section herein for additional details.
Reform of Federal Legislation on Industrial Hemp
On December 20, 2018, the Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “2018 Farm Bill”), was signed into law. The 2018 Farm Bill amended the definition of cannabis under the CSA to exclude hemp, defining hemp as the plant Cannabis sativa L. and any part of that plant—including seeds, derivatives, extracts, cannabinoids, isomers, acids, salts and salts of isomers—provided it contains no more than 0.3 percent delta-9 tetrahydrocannabinol (“Delta-9 THC”) on a dry weight basis. The legislation granted U.S. states the authority to license and regulate the cultivation, production, distribution and sale of hemp and hemp-derived products, such as CBD. In contrast to cannabis, hemp and qualifying hemp-derived products may be distributed and sold across U.S. state lines, provided that the hemp from which such products are derived was cultivated pursuant to a license issued under a U.S. state program approved by the U.S. Department of Agriculture.
Despite the redefinition of hemp under the 2018 Farm Bill, the FDA continues to exercise jurisdiction over hemp-derived products under the Federal Food, Drug, and Cosmetic Act. To date, the FDA (i) has approved only one prescription drug containing CBD, Epidiolex; (ii) prohibits the marketing of CBD as a dietary supplement, as CBD is the active ingredient in Epidiolex; and (iii) prohibits the addition of CBD, THC or other hemp-derived extracts to food or beverages sold in U.S. interstate commerce. The FDA does permit the use of CBD in cosmetic products, provided that such products otherwise comply with the Federal Food, Drug, and Cosmetic Act and do not make therapeutic claims. In January 2023, the FDA announced that existing regulatory frameworks for food and dietary supplements are not appropriate for CBD and indicated its intention to work with Congress to establish a new regulatory pathway for CBD products.
Anti-Money Laundering Laws and Access to Capital
U.S. federal law makes it illegal for financial institutions to provide services to U.S. state-licensed cannabis businesses. Accepting proceeds from the sale of cannabis — a Schedule I controlled substance under the CSA — or introducing those proceeds into the U.S. banking system may be considered money laundering. As a result, financial institutions that depend on the U.S. Federal Reserve’s money transfer system are prohibited from accepting cannabis-related deposits. Under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”), financial institutions that provide checking accounts, credit or debit card services, loans or other banking products to U.S. state-licensed cannabis businesses could be subject to money laundering or conspiracy charges.
In 2014, the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued guidance (the “FinCEN Guidance”) to financial institutions and U.S. prosecutors. The FinCEN Guidance advised U.S. prosecutors not to prioritize enforcement against financial institutions that serve U.S. state-licensed cannabis businesses, provided those businesses comply with U.S. state law and do not violate U.S. federal enforcement priorities under the Cole Memorandum, such as preventing access to cannabis by minors or organized crime. The FinCEN Guidance also outlined how U.S. financial institutions can provide depository services while complying with their obligations under the Bank Secrecy Act, including enhanced customer due diligence and reporting requirements.
The FinCEN Guidance reduced some enforcement risk but did not provide immunity from prosecution. It also increased the cost and burden of compliance, which has discouraged most financial institutions from entering the cannabis sector. Only a limited number of U.S. state-chartered banks and credit unions currently service U.S. state-licensed cannabis businesses. These institutions typically cap cannabis-related deposits at a small portion of their balance sheets, maintain large cash reserves to cover such deposits on demand and charge higher fees to offset compliance costs. In practice, the FinCEN Guidance has not led to a broader willingness among financial institutions to serve U.S. state-licensed cannabis businesses, and most continue to refrain due to the compliance requirements.
Several bills have been introduced in Congress to expand access to banking services, including the Secure and Fair Enforcement Regulation (“SAFER”) Banking Act. In 2023, the Senate Banking Committee approved the SAFER Banking

Act by a bipartisan vote of 14-9. The SAFER Banking Act is pending a full Senate vote, but passage remains uncertain. Despite growing support in Congress and among the public, there is no assurance such legislation will be enacted.
Because traditional bank financing is generally unavailable, we rely on equity and debt financing to support our operations, capital expenditures and acquisitions. Until U.S. federal law changes, there can be no assurance that financing will be available to us when needed or on acceptable terms. If additional financing is not available, our ability to fund operations, capital projects, and acquisitions could be limited. Raising funds through equity or convertible debt issuances may also cause significant dilution to our existing shareholders, and new securities may carry rights, preferences or privileges senior to those of our outstanding SVS.
Continued restrictions on financial services available to U.S. cannabis-related businesses may materially and adversely affect our liquidity, growth strategy, and overall financial condition. See the “Risk Factors” section of the Annual Information Form for further risk factors associated with limitations on access to U.S. banking and financing.
Service Providers
Adverse changes in the enforcement of U.S. cannabis laws, regulatory or political shifts, increased scrutiny by regulatory authorities or negative changes in public perception regarding cannabis use could cause our third-party service providers to suspend or withdraw their services, which may have a material adverse effect on our operations.
Heightened Scrutiny by Regulatory Authorities
As outlined above, our existing U.S. operations and any future operations or investments may be subject to heightened scrutiny by regulators, stock exchanges and other authorities. Such scrutiny could restrict our ability to operate or invest in certain jurisdictions and may also affect our listings on the TSX and NYSE and our reporting obligations in Canada and the U.S.
Adverse changes in government policies or public opinion could significantly influence cannabis regulation in Canada, the U.S. and other jurisdictions. A negative shift in public perception of medical or adult-use cannabis could affect future legislation, regulation or enforcement and may result in the abandonment of initiatives or proposals to legalize medical or adult-use cannabis. Violations of U.S. federal laws and regulations could result in fines, penalties, administrative sanctions, civil settlements or criminal charges.
Following the TSX listing, we became subject to TSX Requirements2 that prohibit direct or indirect ownership or investment in entities engaged in the cultivation, distribution or possession of cannabis in the U.S. in violation of federal law. In addition, Curaleaf Holdings, Inc. is prohibited from transferring cash to Curaleaf, Inc. or its operations engaged in activities that violate U.S. federal cannabis laws, and Curaleaf, Inc. and its subsidiaries or controlled entities are prohibited from transferring cash to Curaleaf Holdings, Inc. whether through dividends or other means. Noncompliance with TSX requirements could result in the denial of certain approvals, including the listing of additional securities, or delisting from the TSX
The clearing of our outstanding SVS depends on the Clearing and Depository Services Inc. (the “CDS”) for SVS quoted on the TSX and the Depository Trust Company (the “DTC”) for SVS quoted on the OTCQX. If the CDS or the DTC imposed a ban on clearing securities of issuers with cannabis-related activities in the U.S., or if we otherwise became ineligible with the CDS or the DTC, our outstanding SVS could become highly illiquid and shareholders could be prevented from trading their SVS on the TSX or OTCQX.
Compliance and Monitoring
We use reasonable commercial efforts to remain in material compliance with the cannabis regulatory environment in the U.S. In addition, we actively participate in the regulatory and legislative processes at the U.S. federal, state and local levels through our compliance and government relations departments, legal counsel, third-party consultants and engagement with cannabis industry groups. We hold all required licenses to cultivate, manufacture, possess and distribute cannabis in the
2 Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual and TSX Staff Notice 2017-0009 (collectively, the “TSX Requirements”).

U.S. states in which we operate and remain in good standing and in material compliance with the applicable cannabis regulatory programs in each such U.S. state.
While we may occasionally be cited or fined by U.S. state regulators for non-compliance with cannabis regulations, including those related to product labeling, testing, potency or the use of banned additives, we are not aware of any circumstances that would likely result in regulatory actions with a material adverse impact on our operations or financial condition.
Our Compliance Department, reporting to the Chief Legal Officer (“CLO”), oversees state-level compliance functions, monitors local regulatory processes, reports developments to the CLO and designs and implements strategies in response to regulatory changes, while also working with third-party legal counsel to ensure compliance with U.S. cannabis laws and regulations. Our Government Relations Department works with management to (i) develop and maintain relationships with U.S. state and local regulators, elected officials and cannabis industry groups and (ii) implement strategies that protect our rights and those of our U.S. affiliates to participate in the U.S. cannabis industry.
See the “Risk Factors” section of the Annual Information Form for further risk factors associated with our U.S. operations and those of our U.S. affiliates.
Overview of U.S. State Regulatory Frameworks
Despite the continued illegality of cannabis under U.S. federal law, 48 U.S. states, the District of Columbia and the territories of Puerto Rico, the U.S. Virgin Islands, Guam and the Northern Mariana Islands have legalized some form of cannabis for medical use. In addition, 24 states, the U.S. Virgin Islands, the Northern Mariana Island, Guam and the District of Columbia have legalized cannabis for adult use.
Each U.S. state that has legalized medical or adult-use cannabis imposes unique licensing requirements, limits on the number of facilities a license holder may operate, caps on the number of license holders and other regulatory conditions. All of the U.S. states in which we operate permit the use of cannabis for specific qualifying conditions when recommended by a medical doctor, and cannabis is sold in licensed dispensaries to adults aged 21 or older.
We are, in all material respects, compliant with the laws and regulations governing our U.S. cannabis operations, including those of our affiliates.
The following summary outlines the regulatory frameworks of the U.S. states in which we operate. Dispensary counts may include licensed locations that are temporarily closed or otherwise inactive. For further details on our U.S. operations, see the “Our global footprint” section of this MD&A.
Arizona
Arizona Licensing Scheme
In Arizona, the Arizona Department of Health Services (“AZ DHS”) licenses and regulates medical and adult use cannabis. Licenses allow one dispensary, one processing site and one cultivation site per licensee. Vertical integration is not required, and off-site processing and cultivation can be shared by cannabis establishments. As of September 30, 2025, there were 182 operating adult use dispensaries.
Arizona Medical Patient Requirements
Qualifying medical conditions in Arizona include, but are not limited to, Alzheimer's; ALS; cancer; chronic pain; Crohn's disease; glaucoma; HIV/AIDS; hepatitis C; PTSD; severe nausea and severe or persistent muscle spasms, such as those associated with multiple sclerosis (“MS”) and epilepsy.
For a comprehensive list of qualifying conditions, refer to the AZ DHS’ Medical Marijuana Program: https://www.azdhs.gov/licensing/medical-marijuana/index.php#qualifying-home.

Connecticut
Connecticut Licensing Scheme
In Connecticut, the Connecticut Department of Consumer Protection (“CT DCP”) licenses and regulates medical and adult use cannabis. Cannabis licensing is divided into five main categories: (i) retail, (ii) cultivation, (iii) manufacturing, (iv) delivery and (v) individual licenses and registrations; and there are 14 distinct license types. Medical dispensaries are required to have a board-certified pharmacist on-site to dispense cannabis. As of September 30, 2025, Connecticut had one medical dispensary and 35 hybrid retailer licenses approved by the CT DCP.
Connecticut Medical Patient Requirements
Qualifying medical conditions include, but are not limited to,
•For Individuals Aged 18 and Over: cancer; glaucoma; HIV/AIDS; neurological disorders (e.g., Parkinson’s, MS, epilepsy, ALS); chronic pain; PTSD; autoimmune diseases; gastrointestinal conditions (e.g., Crohn’s disease, ulcerative colitis); sickle cell disease and fibromyalgia).
•For Individuals Under 18: cerebral palsy; cystic fibrosis; muscular dystrophy; severe epilepsy; terminal illnesses requiring end of life care and intractable neuropathic pain that is unresponsive to standard medical treatments.
For a comprehensive list of qualifying conditions, refer to the DCP’s Medical Marijuana Program: https://portal.ct.gov/dcp/medical-marijuana-program/qualification-requirements.
Florida
Florida Licensing Scheme
In Florida, the Florida Department of Health Office of Medical Marijuana Use (“FL OMMU”) licenses and regulates medical cannabis. The FL OMMU oversees 28 Medical Marijuana Treatment Centers, which encompass all vertically integrated operations, including cultivation, processing, fulfillment/storage and dispensing. Licenses are not capped; however, local zoning approval is required for each dispensary. As of September 30, 2025, Florida had 733 dispensaries throughout the State.
Florida Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; ALS; Crohn’s disease; Parkinson’s disease; MS; chronic non-malignant pain and terminal conditions.
For a comprehensive list of qualifying conditions, refer to the FL OMMU’s Medical Marijuana Use Program: https://knowthefactsmmj.com/patients/cards/.
Illinois
Illinois Licensing Scheme
In Illinois, the cannabis licensing framework is overseen by two departments: the Illinois Department of Financial and Professional Regulation for retail licenses and the Illinois Department of Agriculture for cultivation/processing licenses. License types include (i) retail, (ii) cultivation, (iii) craft growers, (iv) infusers and (v) transporters. Regulations limit each entity to a maximum of three cultivation licenses and 10 retail locations. As of September 30, 2025, Illinois had 263 adult use operational dispensaries.
Illinois Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; Crohn’s disease; glaucoma; MS; PTSD; intractable pain; fibromyalgia; hepatitis C; Tourette’s syndrome and rheumatoid arthritis. Patients with valid opioid prescriptions may also qualify.

For a comprehensive list of qualifying conditions, refer to the Illinois Department of Public Health’s Medical Cannabis Program: https://www.dph.illinois.gov/topics-services/prevention-wellness/medical-cannabis.
Maine
Maine Licensing Scheme
In Maine, the Maine Department of Administrative and Financial Services Office of Cannabis Policy is responsible for licensing and regulating medical and adult use cannabis. Licenses are not capped; however, (i) municipalities must opt-in for adult use and (ii) medical dispensary owners must be residents of Maine. Medical licensees can be vertically integrated, with one license allowed per dispensary and one license per entity, subject to local approval and relevant licensing (e.g., tobacco or food licenses). Adult-use cannabis licensing is divided into three categories: retail, cultivation and manufacturing, with licensees permitted to hold licenses in multiple categories. As of September 30, 2025, Maine had 163 operational adult use and 86 medical use dispensaries.
Maine Medical Patient Requirements
Qualifying conditions are determined by a practitioner and include any condition where cannabis is deemed therapeutically or palliatively beneficial.
Maryland
Maryland Licensing Scheme
In Maryland, the Maryland Medical Cannabis Commission (“MD MCC”) licenses and regulates medical and adult use cannabis. Licenses are divided into five license types: (i) dispensary, (ii) grower/cultivator, (iii) processor, (iv) independent testing laboratory and (v) ancillary business. Each license is linked to a single facility. Regulations limit an individual or entity to holding an interest in, or control over, no more than one grower license, one processor license and four dispensary licenses. As of September 30, 2025, Maryland had 107 operational dispensaries.
Topicals and edible cannabis products are permitted, provided they are shelf-stable.
Maryland Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cachexia; chronic pain; severe nausea; severe or persistent muscle spasms; glaucoma; HIV/AIDS; Crohn's disease; PTSD and other severe chronic conditions that are unresponsive to standard medical treatment. Additionally, all dispensaries must have a clinical director available electronically.
For a comprehensive list of qualifying conditions, refer to the MD MCC’s Medical Cannabis Program: https://cannabis.maryland.gov/Pages/Medical_Cannabis.aspx.
Massachusetts
Massachusetts Licensing Scheme
In Massachusetts, the Massachusetts Cannabis Control Commission (“MA CCC”) licenses and regulates medical and adult use cannabis. Medical licenses are granted to Medical Treatment Centers (“MTCs”), which are vertically integrated businesses engaged in the cultivating, processing and retailing of their own cannabis and cannabis-derived products for medical use. Adult-use licenses are divided into a range of license types, including (i) retail, (ii) cultivation, (iii) product manufacturing, (iv) testing laboratories, (v) transporters, (vi) couriers, (vii) research facilities, (viii) social consumption establishments, (ix) microbusinesses and (x) delivery services. Licensees are permitted to holding no more than three licenses within a single license type. Additionally, canopy space is capped at 100,000 square feet, which must be distributed across no more than three cultivation licenses and three MTCs. As of September 30, 2025, Massachusetts had 89 operational MTCs.

Massachusetts Medical Patient Requirements
Qualifying conditions include, but are not limited to, cancer; glaucoma; HIV/AIDS; hepatitis C; ALS; Crohn’s disease; Parkinson’s disease and MS, when such diseases are debilitating. Other debilitating conditions require the attestation of a Qualifying Patient’s healthcare provider.
For a comprehensive list of qualifying conditions, refer to the MA CCC's Medical Use of Marijuana Program: https://www.mass.gov/info-details/massachusetts-law-about-medical-marijuana.
Missouri
Missouri Licensing Scheme
In Missouri, the Missouri Department of Health and Senior Services (“MD HSS”) licenses and regulates medical and adult use cannabis (also known as “comprehensive licenses”). License types are divided into (i) cultivation, (ii) infused product manufacturing, (iii) dispensary, (iv) transportation, (v) testing and (vi) microbusiness. Missouri does not require vertical integration, and each license is tied to a single facility. Facilities are prohibited from being owned, in whole or in part, or managed by any individual with a disqualifying felony offense. Additionally, no owner may hold more than 10% of the total number of medical and adult use licenses within each license type. As of September 30, 2025, Missouri had 220 operational dispensaries.
Missouri Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; epilepsy; glaucoma; intractable migraines; persistent muscle spasms (e.g., MS and Parkinson's); PTSD; Crohn's disease; HIV/AIDS and terminal illnesses. Physicians may certify other chronic, debilitating conditions.
For a comprehensive list of qualifying conditions, refer to the MD HSS’ Medical Marijuana Regulation Program: https://health.mo.gov/safety/cannabis/patient-services.php.
Nevada
Nevada Licensing Scheme
In Nevada, the Nevada Cannabis Compliance Board (“NV CCB”) licenses and regulates medical and adult use cannabis. Cannabis licenses types include (i) cultivation, (ii) product manufacturing, (iii) distribution, (iv) dispensary/retail, (v) testing laboratory and (vi) consumption lounge. Licenses are not capped; however, they are issued only during designated licensing rounds, which are conducted only on an as needed, based on jurisdictional regulations. As of September 30, 2025, Nevada had one medical, and 107 adult-use operational dispensaries.
Nevada Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, HIV/AIDS; cancer; anorexia nervosa; epilepsy; glaucoma; autism spectrum disorders; opioid addiction; muscle spasms (including, without limitation, spasms caused by MS) and neuropathic conditions, whether or not such condition causes seizures.
For a comprehensive list of qualifying conditions, refer to the NV CCB’s Medical Marijuana Program: https://dpbh.nv.gov/Reg/MM-Patient-Cardholder-Registry/.
New Jersey
New Jersey Licensing Scheme
In New Jersey, the New Jersey Cannabis Regulatory Commission (“NJ CRC”) licenses and regulates medical and adult use cannabis. Medical licenses are granted to Alternative Treatment Centers, which are vertically integrated businesses engaged in the cultivating, manufacturing and dispensing of their own cannabis and cannabis-derived products for medical use. Adult use licenses are divided into the following types: (i) cultivation, (ii) manufacturing, (iii) wholesale, (iv)

distribution, (v) retail and (vi) delivery. Adult-use licensees may vertically integrate by holding any combination of the license types simultaneously or by holding wholesale and distributor licenses simultaneously. Licenses are not capped; however, adult use licensees are limited to operating one business per license type. As of September 30, 2025, New Jersey had 40 medical, and 353 adult use dispensaries operational.
New Jersey Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; anxiety; cancer; chronic pain; epilepsy; glaucoma; HIV/AIDS; Crohn's disease; PTSD; MS and terminal illnesses with a prognosis of less than 12 months.
For a comprehensive list of qualifying conditions, refer to the NJ CRC’s Medicinal Cannabis Program: https://www.nj.gov/cannabis/medicinalcannabis/medicinal/.
New Jersey Recent Legislation
New Jersey has authorized cannabis consumption lounges under N.J.S.A 24:6I-21, a provision enacted as part of the New Jersey Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act. The NJ CRC began accepting applications from social equity applicants in January 2025, diversely owned businesses and microbusinesses in April 2025 and all interested Class 5 cannabis retail operators in July 2025. The first four approvals were granted in August 2025.
New York
New York Licensing Scheme
In New York, the New York Cannabis Control Board (“NY CCB”), within the Office of Cannabis Management, licenses and regulates medical and adult use cannabis. Medical licenses are granted to ‘registered organizations’, which are vertically integrated businesses permitted to manage one medical cultivation/processing facility and up to four medical dispensaries. Adult use license types include (i) cultivation, (ii) processing, (iii) distribution, (iv) retail and (v) microbusiness operations. As of September 30, 2025, New York had 39 operational registered organization dispensary locations and 494 operational adult use dispensaries.
New York Medical Patient Requirements
Under the OCM’s Medical Cannabis Program certification and registration system, practitioners are authorized to certify patients for medical cannabis use for any condition they believe can be effectively treated with medical cannabis.
For a comprehensive list of qualifying conditions, refer to the NY CCB’s Medical Cannabis Program: https://cannabis.ny.gov/medical-cannabis.
New York Recent and Proposed Legislation
New York is implementing Metrc, a seed-to-sale tracking system intended to reduce the availability of illegal cannabis and cannabis-derived products in the state. Full integration of all cannabis licensees registered in New York is expected by December 2025.
North Dakota
North Dakota Licensing Scheme
In North Dakota, the North Dakota Department of Health and Human Services (“ND HHS”) licenses and regulates medical cannabis. There are two categories of licenses: manufacturing facilities (which are subdivided into cultivation-only and manufacturing-only) and dispensaries. Each license permits the operation of one dispensary or manufacturing facility per licensee. Currently, the ND HHS is permitted to issue a maximum of two manufacturing facilities licenses and eight dispensary licenses. As of September 30, 2025, all available licenses have been awarded.
Manufacturing facilities are restricted to activities that fall under (i) producing, (ii) processing, (iii) acquiring, (iv) possessing, (v) storing, (vi) transferring and (vii) transporting medical cannabis or medical cannabis-derived products

(excluding edibles). Dispensaries are only permitted to purchase cannabis from licensed manufacturing facilities and engage in the storing, delivering, transferring and transporting of medical cannabis.
North Dakota Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, cancer; HIV/AIDS; ALS; PTSD; epilepsy; MS; Crohn's disease; neuropathies; Tourette’s syndrome; Ehlers-Danlos syndrome; autism spectrum disorders; brain injuries and terminal illnesses.
For a comprehensive list of qualifying conditions, please refer to the ND HHS’ Medical Marijuana Program: https://www.health.nd.gov/mm.
Ohio
Ohio Licensing Scheme
As of January 1, 2024, regulatory oversight of Ohio’s cannabis program is shared between two departments. The Division of Cannabis Control (“OH DCC”), within the Ohio Department of Commerce, oversees the registration of patients and caregivers and licenses medical cultivators, processors, dispensaries and testing laboratories. The OH DCC is also responsible for licensing and regulating the adult-use cannabis. The State Medical Board of Ohio certifies physicians to recommend medical cannabis and approve qualifying conditions.
The medical market is divided into the following license types: (i) cultivator (Level I and Level II), (ii) processor, (iii) dispensary and (iv) testing. Each license is tied to a single facility. As of September 30, 2025, Ohio had 170 dispensaries with a dual-use Certificate of Operation that are permitted to sell both medical and adult use cannabis.
Ohio Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; epilepsy; severe chronic or intractable pain; PTSD; MS; Parkinson's disease; Crohn's disease; glaucoma; HIV/AIDS; Tourette’s syndrome; traumatic brain injuries; ulcerative colitis and terminal illnesses.
For a comprehensive list of qualifying conditions, refer to the OH DCC’s Medical Marijuana Control Program Patient & Caregiver Registry: https://com.ohio.gov/divisions-and-programs/cannabis-control/patients-caregivers.
Pennsylvania
Pennsylvania Licensing Scheme
In Pennsylvania, the Pennsylvania Department of Health (“PA DOH”) licenses and regulates medical cannabis. There are three license types: (i) grower/processor, (ii) dispensary and (iii) clinical registrant. As of September 30, 2025, Pennsylvania had 190 operational dispensaries and 12 operational grower/processors. PA DOH also requires each licensed dispensary to have a pharmacist or physician on-site during operating hours.
Pennsylvania Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, ALS; anxiety disorder; cancer; epilepsy; glaucoma; HIV/AIDS; PTSD; MS; severe chronic or intractable pain; neurodegenerative diseases; Huntington’s disease; opioid use disorder (unresponsive to standard medical treatment) and terminal illnesses.

For a comprehensive list of qualifying conditions, refer to the PA DOH’s Medical Marijuana Program: https://www.pa.gov/agencies/health/programs/medical-marijuana.html.
Utah
Utah Licensing Scheme
As of January 1, 2024, regulatory oversight of Utah's medical-only cannabis program is shared between two departments: (i) the Utah Department of Agriculture and Food (“UDAF”), which oversees the licensing of pharmacies, couriers, cultivation and processors of cannabis for medical use; and (ii) the Utah Department of Health and Human Services (“UDHHS”), which oversees regulation of recommending medical providers, pharmacists and patients. The recently established Cannabis Production Establishment Licensing Advisory Board is responsible for final approval of all medical cannabis licenses. As of the 2025 legislative session, pharmacy licenses are capped at 15 (plus one additional rural license in 2026 and one Closed-Door pharmacy). Standalone Tier 1 Processor licenses are capped at 18 (cap limit has already been reached); however, provisions have been made for cultivation licenses to acquire Tier 2 Processor licenses, which will allow for final packaging of flower. Cultivation licenses are capped at 15 (cap limit has not been reached). Licensees are allowed to hold multiple types of licenses, and licenses are non-transferable and non-assignable. Change in ownership of less than 50% are permitted without requiring a new license application. As of September 30, 2025, Utah had 15 operating medical dispensaries.
Utah Medical Patient Requirements
Qualifying medical conditions include, but are not limited to, Alzheimer’s disease; ALS; cancer; epilepsy; chronic pain; autism spectrum disorders; Crohn's disease; ulcerative colitis; MS; HIV/AIDS; terminal illnesses with a life expectancy of less than six months and PTSD. PTSD qualifies if the patient is (i) treated and monitored by a licensed health therapist and either (ii) diagnosed by a Veterans Administration healthcare provider or diagnosed or confirmed by a licensed psychiatrist, psychologist, clinical social worker or psychiatric advanced practice registered nurse.
For a comprehensive list of qualifying conditions, refer to the UDHHS’ Center for Medical Cannabis: https://medicalcannabis.utah.gov/.
Risk Factors
Our risk factors, as disclosed in the “Risk Factors” section of the Annual Information Form, remain materially unchanged. The risks and uncertainties outlined in the Annual Information Form and elsewhere in this MD&A are not the only ones the Company is facing. Additional risks and uncertainties not presently known to us or currently deemed immaterial by us, may also impair operations. If any such risks actually occur, our shareholders could lose all or part of their investment; our business, financial condition, liquidity, results of operations and prospects could be materially adversely affected and our ability to implement strategic growth plans could be adversely affected.
The acquisition of SVS is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in our securities should not constitute a major portion of an individual’s investment portfolio and should only be made by persons who can afford a total loss of their investment.
There have been no material changes to the risk factors presented in the Annual Information Form.

Controls and Procedures
Disclosure Controls and Procedures
Our controls and procedures are summarized in the section Management’s Annual Report on Internal Controls Over Financial Reporting within the MD&A as of and for the years ended December 31, 2024 and 2023. There have been no material changes to our controls and procedures from what was disclosed at that time.
Changes in Internal Control Over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the quarter ended September 30, 2025 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.